Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251145

PROSPECTUS SUPPLEMENT NO. 9

(to prospectus dated March 18, 2021)

SKILLZ INC.

15,853,052 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 18, 2021 (and as may be further supplemented or amended from time to time, the “Prospectus”), with the information contained in our Annual Report on Form 10-K (the “Annual Report”), which we have filed with the Securities and Exchange Commission on March 1, 2022. Accordingly, we have attached the Annual Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling stockholders named in this prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 15,853,052 shares of Class A common stock (the “PIPE Shares”), par value $0.0001 per share, of Skillz Inc. (“Skillz” or the “Company”) (formerly known as Flying Eagle Acquisition Corp. (“FEAC”)), which were issued in private placements immediately prior to the consummation of the business combination (the “Business Combination”) pursuant to the terms of the Subscription Agreements (as defined below) and in connection with the Business Combination.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “SKLZ.” On March 1, 2022, the closing price of our Class A common stock was $2.97 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______to______

Commission file number: 001-39243

SKILLZ INC.

(Exact name of registrant as specified in its charter)

Delaware	84-4478274
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PO Box 445 San Francisco, California	94104
(Address of Principal Executive Offices)	(Zip Code)

(415) 762-0511

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SKLZ	New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	SKLZ.WS	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐  No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes   ☐  No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes   ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).      Yes   ☐  No  ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on February 24, 2022, based on the closing price of $2.89 for shares of the Registrant’s Class A common stock as reported by the New York Stock Exchange, was approximately $1 billion. Shares of common stock beneficially owned by each executive officer, director, and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 24, 2022, the registrant had outstanding 341,113,867 shares of Class A common stock and 68,601,268 shares of Class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Skillz Inc.'s definitive Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2021 and delivered to stockholders in connection with the 2022 Annual Meeting of Stockholders, are incorporated by reference into Part III of this Form 10-K.

SKILLZ INC.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Annual Report on Form 10-K contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Skillz. These statements are based on the beliefs and assumptions of the management of Skillz. We also may provide forward-looking statements in oral statements or other written materials released to the public. Although Skillz believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Skillz cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about the ability of Skillz to:

•	effectively compete in the global entertainment and gaming industries;

•	attract and retain successful relationships with third-party mobile game developers (“developers” and each a “developer”) that develop and update all of the games hosted on Skillz’s platform; and

•	comply with laws and regulations applicable to its business.

These forward-looking statements are based on information available as of the date of this Form 10-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements such as those contained in documents we have filed with the United States Securities and Exchange Commission (the “SEC”). Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. For a discussion of the risks involved in our business and investing in our Class A common stock, par value $0.001 per share (the “Class A common stock”), see the section entitled “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

ITEM 1. BUSINESS

Overview

We were founded on one simple belief: everyone loves to compete. We are building the competition layer of the internet by re-inventing competitive mobile gaming.

We believe in the potential for all people to unleash their inner champions through competition and for developers to bring their art to the world and achieve their dreams of financial success.

Our proprietary platform revolutionizes and democratizes the mobile gaming industry and allows us to deliver gaming experiences that our player community trusts and loves and “levels the playing field” for every developer.

The trust and fairness we foster with our player community is part of the foundation upon which our business is built.

Our Platform

Overview

We are re-inventing competitive mobile gaming and thereby expanding the mobile gaming market. Our technology platform aligns the interests of developers and gamers with respect to user monetization, instead of putting them at odds. Traditional mobile games utilize in-game advertisements or purchases, which create friction in the user experience, hurting engagement and retention. By monetizing user engagement primarily through prizes, we create a compelling alternative for both developers and users for any competitive game. With our system, the more users enjoy playing in contests for prizes and the longer they play, the more revenue we generate for developers. This dynamic generates significantly stronger monetization for developers.

Gamer Competition Engine

Our end-to-end technology platform enables mobile game developers to improve gameplay experiences and drive improved engagement, retention and revenue from their content. Our easy-to-integrate software development kit, or “SDK” contains over 200 features in a smaller than 16-megabyte package, which allows for seamless over-the-air updates.

User rating and matching is a challenging technical problem, as the fastest match is the next user in line to play, while the fairest match (i.e., a theoretically perfectly matched skill rating) could take a much longer time to find. User retention is sensitive to both fair matching and time to match and, therefore, we have invested significantly in the technology necessary to optimize these competing objectives.

Our SDK includes many social features such as in-game chat, friends, tournaments and leagues which allow players to interact and build relationships, strengthening the Skillz player community. Our players enjoy social experiences around our games, by communicating during and after competitions, on topics ranging from sharing gameplay strategies to building healthy rivalries and making personal connections. Our Friends feature allows players to challenge a friend to a match and broadcasts that player’s affinity for Skillz to their social network.

Developer Console

Our intuitive developer dashboard enables our developer partners to rapidly integrate and monitor the performance of their games on our platform. The first step for a game developer integrating our tournament management system is to sign up for a free account on our developer portal. Developer onboarding has been optimized through multiple iterations to enable developers to quickly and easily set up an account, access technical documentation, download the SDK and access customer support. The developer portal has been built such that an average game developer can implement our SDK in about a day with little or no technical support. Once a game goes live on our platform, the developer portal provides the game developers with a single system through which they can access analytics on user behavior and monetization for the games.

Live Operations

Delivering live operations in games is critical to user retention and engagement. Our live operations, or LiveOps, system is used to manage and optimize the user experience across the thousands of games on our platform. We have built a highly automated system to power LiveOps for the games on our platform. LiveOps in mobile games on our platform encompasses everything from generation of new events to creating new and exciting tournament formats in which users can compete in brand and influencer-sponsored events. With our highly automated system, we are able to run LiveOps for the games on our system and we believe we are supporting those games with a fraction of the number of people required by a typical game developer.

We use these marketing and system optimization technologies to run multivariate testing on our system settings in order to optimize user engagement and retention for games on our platform. This system manages the presentation of tournament formats, frequency of events and merchandising of the Ticketz store, which is our in-game store that allows users to redeem prizes using in-game tickets earned in gameplay on our platform (“Ticketz”). Ticketz can be redeemed within our loyalty program for prizes or credits to be used towards future paid entry tournaments.

With our segment manager tool, we can administer important system settings for users on the platform, including, among other things, the types of tournaments a user sees and is eligible to enter, deposit offers and promotions available to a user, and the incentives and achievements presented to a user at various moments of their gaming journey.

Payment Infrastructure

We have developed a robust payment infrastructure that we use to process close to 70 transactions per second with higher than 99.95% system uptime. We believe our technology capabilities are critical to building and maintaining trusted relationships with our developers and users.

Data Science

Our algorithms and machine learning technologies augment all sides of our platform. Key features of our proprietary data science technologies include anti-cheat, anti-fraud, player rating and matching and segmentation engine. We believe our technology capabilities are industry-leading and have helped to differentiate our product offerings and fueled our growth.

Strong anti-cheat and anti-fraud protections are among the most critical elements required to foster a healthy competitive ecosystem. Our systems need to continuously evolve to stay ahead of sophisticated attempts to defraud or stack the odds against users. As a component of our proprietary security systems, we use the robust data we analyze to build statistical maps to predict users’ probable next outcome. This enables us to statistically detect anomalies, which are escalated for further review and, if appropriate, remediation.

High personalization is an integral element to enhancing the gamer experience on our platform. For example, we invented a technology for creating user segments based on dynamically linking behaviors. Our technology allows us to overlap, concatenate and exclude different behaviors to create new user journeys through game environments. We have identified 65 different behavior sets, which enables us to increase the number of potential unique user journeys exponentially and dynamically adjust for a significantly more personalized experience.

We give gamers the confidence to transact on our platform by delivering on our values of trust and fairness. We enable game developers to focus on what they do best: build great content. We provide developers with a comprehensive technology platform necessary to compete with the largest and most sophisticated mobile game developers in the world.

Our Developer Community

We have a growing community of developers using our platform to bring their art to the world. Content creation has been democratized in recent years with the introduction of standardized game development and distribution platforms and, as of December 31, 2021, we had over 10,000 registered game developers that have launched game integration on our system. Our self-serve platform enables our developer customers to integrate and monitor their game performance through sophisticated dashboards. This allows the developers to do what they do best — build great games, while we help them on all other fronts by delivering services such as payments, analytics, LiveOps, prize fulfillment and customer service. Historically, a small number of games have accounted for a substantial portion of our revenue.

Games on our platform go live with free-to-play capabilities first before applying for prized competitions. We carefully curate which games are enabled for prizes based on a number of criteria to ensure we are providing a great competitive mobile gaming experience. We actively monitor metrics such as the player liquidity inside each game based on number of daily active users, the stability of each game based on crash rates, the user satisfaction based on app store ratings, and user issues based on support tickets. Games that do not meet our quality thresholds are not eligible for prized competitions. Games that are not determined by our proprietary algorithm to be skill-based are not prize enabled. We maintain player data and handle all communications with the players on behalf of our developers. This data model allows us to deliver effective monetization for the benefit of developers on our platform.

Our Gamer Community

We built a virtual world where our community shares in the thrill of victory or the agony of defeat, enjoying healthy rivalry, great achievements and valued recognition. Our social features such as chat, friend tournaments and leagues allow players to interact and build relationships, strengthening our player community. While we have highly effective means of acquiring users through paid channels, we also benefit from significant organic traffic. As we build awareness for the Skillz brand, we expect to attract continued and valuable organic user traffic to our platform.

As illustrated in the table below, the end-user demographic is the mass market and, we believe, resembles the population at large.

Gaming for Good

We pioneered the next iteration of the charity walk-a-thon. The next generation’s mass-participatory charity event is the video game tournament. Through our initiative, Gaming for Good, or G4G, our platform enables mass-participatory video game tournaments that harness the power of community through competition. Through our platform, non-profits can reach a dramatically broadened universe of younger, first-time donors. A diverse range of charitable initiatives have benefited from the power of our platform and gamer community. For non-profit organizations, their brand and reputations are among their most valuable assets. We have been honored to be trusted by some of the world’s leading non-profits, such as the World Wildlife Fund, the NAACP, and the American Cancer Society, to engage their audience of supporters and grow their reach.

Games on Our Platform

We offer a wide range of contests for users. We enable game genres that can be played: (i) asynchronously; (ii) turn-based synchronously; or (iii) synchronously. An example of an asynchronous game would be a match-3 puzzle game or bingo game where users play the exact same game at different times and then the scores are compared when both contestants have played to determine the winner. An example of a turn-based synchronous game would be a dominoes game in which users take turns in real-time and the winner is determined when the game ends. An example of a synchronous game would be a real-time strategy game where users are making multiple moves simultaneously and then the winner is determined when the game ends.

Our Distribution

Our developers distribute their games through direct app downloads from our websites, as well as third-party platforms, such as the Apple App Store, which traditionally has been the main distribution channel for our developers’ games. In accordance with the Apple App Store policy, Apple does not take any share of the end-user deposits on our system; however, Apple does receive a fee for end-user deposits made through Apple Pay.

Our Marketing

Our ability to effectively market to potential users is important to our operational success. With a blend of our analytics and data science, we leverage software tools to efficiently acquire, retain and engage users while reinforcing our trusted consumer-facing brand for both the end users and our developer partners. We acquire and engage users primarily through digital ad networks, our game developers and affiliate partners. We use paid marketing channels, in combination with compelling offers and exciting games, to achieve our objectives. We optimize our marketing investment across all our channels in order to generate strong returns on our marketing spending.

In addition to traditional paid advertising channels, we cross-promote our product offerings to our existing user base across our gaming ecosystem. The average paying user has downloaded 11 Skillz-hosted games. Through our cross-promotion channels, we use a combination of content, contests and special offers to engage existing users.

We have significant opportunities to extend our marketing channels to offline media and deploy omni-channel marketing strategies to further expand our business. For example, partnerships with celebrities and influencers have the potential to cost-effectively reach new users. Moreover, we intend to opportunistically engage in brand marketing to drive broader consumer and developer awareness of our platform.

We have engagement marketing programs that provide rewards and awards for players engaging on the platform. Players earn loyalty currency, called Ticketz, every time they play a paid entry contest. The frequency and amount of entry fees determine the amount of Ticketz that are earned. Players can earn trophies as awards for performing certain actions or achieving milestones in games for which they receive Ticketz or credits to be used towards future paid entry tournaments. Tickets earned through the loyalty rewards and awards programs can be exchanged in our in-app Ticketz Store for various prizes ranging from Skillz-branded apparel to luxury goods and vehicles.

Our Customer Advocacy

We provide 24/7 customer support and trust and safety services to our developers’ end-users. The customer support team responds to all user inquiries including support for game crashes, payment issues, and loyalty program inquiries. For the year ended December 31, 2021, our customer support team achieved a 90% Player CSAT and 41 Player NPS rating. The Trust & Safety team reviews any suspicious payments and chargebacks, and investigates anomalous scoring patterns and user reports of cheating, among other things. We leverage our data science technologies to reduce the population of bad actors by a factor of 500, which we believe leaves just a handful of potential cheaters and fraudsters per million active users requiring manual intervention. These suspected bad actors are reviewed on a case-by-case basis with several escalating levels of review, which ultimately may require an in-person play test on a Skillz-provided mobile device administered by a third-party security vendor to confirm the user’s ability.

Our People

We were founded in 2012 by Andrew Paradise and Casey Chafkin. At Skillz, we believe that every employee contributes to shaping the future of interactive entertainment. As a multinational technology company with over 650 employees located in 15 countries as of December 31, 2021, inclusive of employees of Aarki, which we acquired during 2021. Our business success is driven in large part by our highly skilled workforce. None of our employees are represented by a labor organization or are a party to any collective bargaining agreement with respect to their employment by us.

Culture and Engagement. Skillz was founded on strong ethical principles, and we have intentionally grown (and continue to grow) values-first – scaling our workforce, services, customer portfolio, and investment partners purposefully. We believe that as a result of our values, we have been able to identify, attract, engage and retain great people. Our seven core values define who we are, who we would like to be, and how we make decisions:

To ensure our culture remains positive and strong, we conduct periodic engagement surveys to gain a better understanding of what is important to our employees. The areas in which we were most successful in 2021 include: the caliber of and satisfaction with our team of people managers; a shared sense of teamwork, collaboration and ownership; and support for employees and their individual well-being during COVID-19.

Diversity, Equity and Inclusion. At Skillz, we believe a diverse and inclusive workplace leads to greater innovation, agility, performance and engagement, enabling both business growth and societal impact. We envision a world where everyone plays games & we need everyone represented as we build that world, which is why we are dedicated to building a diverse team and inclusive environment as we scale. At Skillz, we ensure employees from diverse backgrounds are engaged, can be their authentic selves, build skills and achieve their greatest potential. Further, Skillz is committed to pay equity, and representation from the bottom to the top: we were the first gaming company & the first esports company to take the ParityPledge.

Competitive Compensation and Benefits. Skillz offers industry competitive wages and benefits. We also offer our employees a holistic total rewards package with premier health and welfare programs for employees and family members. We believe our employees should have the support they need to maintain a strong work/life balance, grow personally and professionally, and save for their future. While the philosophy around our benefits is the same worldwide, specific benefits vary regionally due to local regulations and preferences. In addition, nearly every employee at Skillz is eligible for equity awards to share in the Company’s financial success.

Training and Development. At Skillz, we foster a strong culture of learning, innovation and growth. In 2021, we were named by Fast Company one of the Best Workplaces for Innovators. We believe that investing in the growth and development of Skillzians will directly enhance our overall company performance. In support of this, we offer mentorship programs and employee trainings designed to help Skillzians develop and manage their careers, drive accountability, and promote a culture of continuous feedback. We also provide robust manager training that shares effective tools and frameworks around recruiting, managing, and developing our team members.

Our Competition

We primarily compete with alternative monetization services for mobile game content. This includes platforms that facilitate in-app advertisements and purchases. We principally compete on a number of factors, including a robust technology toolset designed with the ability to convert, engage and retain users. Our developers compete for end users with other forms of consumer discretionary entertainment that vie for the users’ time and disposable income. This includes companies that provide video entertainment, music entertainment, social networking and other forms of leisure entertainment. The large companies in our ecosystem may play multiple different roles given the breadth of their businesses. Examples of these larger companies are Sony, Amazon, Meta, Apple, Alphabet, and Unity. Most of these companies are also our partners and customers.

Our Intellectual Property

Our business relies substantially on the creation, use and protection of intellectual property. We protect our intellectual property by relying on international, federal, state and common law rights. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors. We actively seek patent protection covering our inventions and as of December 31, 2021, we had over 85 patents granted or pending worldwide.

Government Regulation and Compliance

Regulation

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding skill-based gaming, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export and national security, which are continuously evolving. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside of the U.S. It is also likely that as our business grows and evolves, particularly if we expand to other countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

State and federal laws in the U.S. and many other jurisdictions distinguish between games of skill and games of chance. We only enable games for paid entry-fee contests in jurisdictions in which skill-based gaming is permitted and not required to be licensed as gambling under applicable law. As of December 31, 2021, we enabled cash prizes in 41 states and the District of Columbia, covering approximately 90% of the U.S. population. Skillz enables cash prizes in all states except for Arizona, Arkansas, Connecticut, Delaware, Louisiana, Montana, South Carolina, South Dakota, and Tennessee. We use proprietary algorithms and data science tools designed to ensure that the degree of skill involved in affecting the outcome of a contest is sufficient to comply with applicable state laws. The scope and interpretation of the laws that are or may be applicable to the determination as to whether a contest is skill-based, and therefore beyond the scope of a state’s gambling laws and licensing requirements, are subject to interpretation and evolving. We have not received any licenses, authorizations or approvals confirming that the paid entry-fee contests hosted on our platform comply with applicable laws. Our compliance is based on our interpretation of existing state and federal laws regarding skill-based gaming. There is a risk that existing or future laws in the states in which we operate may be interpreted in a manner that is not consistent with our current practices, and could have an adverse impact on our business and prospects. Additionally, existing and future laws that permit skill-based gaming may be accompanied in the future by restrictions or taxes that make it impractical or less feasible to operate in these jurisdictions.

It is possible that a number of laws and regulations may be adopted or construed to apply to us that could restrict the online and mobile industries, including with respect to player privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, or regulation of currency, banking institutions, unclaimed property or money transmission, may be interpreted to cover the games featured on our platform and the entry fees paid in respect of such contests. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may impede the growth of social game services and impair our business, financial condition or results of operations.

Compliance

Because we handle, collect, store, receive, transmit and otherwise process certain personal information of users and employees, we are also subject to federal, state and foreign laws related to the privacy and protection of such data, including the General Data Protection Regulation of the European Union (“GDPR”) and the California Consumer Privacy Act (“CCPA”). The scope of data privacy laws and regulations worldwide continues to evolve, and we anticipate that the number of data privacy laws and the scope of individual data privacy and protection rights will increase.

We have developed internal compliance programs in an effort to comply with legal and regulatory requirements for skill-based gaming and with respect to data privacy and security. We use geofencing technology designed to restrict user access to paid entry fee contests to only those jurisdictions where video game contests of skill are permitted. While we are firmly committed to full compliance with all applicable laws and have developed appropriate policies and procedures in order to comply with the requirements of the evolving regulatory regimes, we cannot ensure that our compliance program will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine.

Corporate Information

We were originally incorporated in the State of Delaware on January 15, 2020 as a special purpose acquisition company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. In December 2020, we completed the transactions (the “FEAC Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corporation, a Delaware corporation (“FEAC”), FEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of FEAC (“Merger Sub”), Old Skillz (which we define as Skillz Inc. prior to the FEAC Business Combination and Skillz Platform Inc. after the FEAC Business Combination), and solely in his capacity as the representative of the Old Skillz stockholders, Andrew Paradise as stockholder representative (the “Merger Agreement”), including the merger of Merger Sub with and into Old Skillz, pursuant to which (i) Old Skillz survived the merger as a wholly owned subsidiary of Skillz Inc. (“New Skillz”) and (ii) the Old Skillz stockholders and the holders of Old Skillz options and warrants exchanged their Old Skillz capital stock and Old Skillz options for equity interests in New Skillz.

Our mailing address is P.O. Box 445, San Francisco, California 94104, and our telephone number is (415) 762-0511. Our Class A common stock is listed on the New York Stock Exchange under the symbol “SKLZ.” Unless the context requires otherwise, the words “Skillz,” “we,” “Company,” “us” and “our” refer to Skillz Inc. and our wholly-owned subsidiaries.

Available Information

Our website is located at www.skillz.com, and our investor relations website is located at http://investors.skillz.com/. We file reports with the SEC, and copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is www.sec.gov. We use our http://investors.skillz.com/ and www.skillz.com websites as a means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD.

The contents of, or information accessible through, our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, all of which are more fully described in the Risk Factors below. These risks include, but are not limited to:

•	Our rapid growth may not be sustainable and depends on our ability to attract and retain end-users, and do so in a cost-effective manner.

•	Our business could be harmed if we fail to manage our growth effectively.

•	We have a history of losses and we may be unable to achieve profitability.

•	We rely on our third-party developer partners to continue to offer a competitive experience in existing and new games on our platform.

•	A limited number of games account for a substantial portion of our revenue.

•	We rely on third-party service providers including cloud computing services, payment processors, and infrastructure service providers, and if we cannot manage our relationships with such providers or lose access to such services, our business, financial condition, results of operations and prospects could be adversely affected.

•	Failure to maintain our brand and reputation could harm our business, financial condition and results of operations.

•	The broader entertainment industry is highly competitive and our existing and potential users may be attracted to competing forms of entertainment.

•	Our business is subject to a variety of U.S. and foreign laws, which are subject to change and could adversely affect our business.

•	Failure to obtain, maintain, protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.

•	Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

•	The occurrence of a data breach or other failure of our cybersecurity.

•	Failure to properly contain COVID-19 or another global pandemic in a timely manner could materially affect how we and our business partners are operating.

•	Failure to timely and effectively remediate the material weaknesses in our internal controls over financial reporting.

Risks Related to Our Business and Industry

Competition within the broader entertainment industry is intense and our existing and potential users may be attracted to competing forms of entertainment such as television, movies and sporting events, as well as other entertainment and gaming options on the Internet. If our platform and games available through our platform do not continue to be popular, our business, financial condition, results of operations and prospects would be materially adversely affected.

We operate in the global entertainment and gaming industries within the broader entertainment industry. Our end-users face a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events and casinos, are more well established and may be perceived by the users to offer greater variety, affordability, interactivity and enjoyment. We compete with these other forms of entertainment for the discretionary time and income of the users. If we are unable to sustain sufficient interest in our gaming platform in comparison to other forms of entertainment, including new forms of entertainment, our business model may not continue to be viable.

The specific industries in which we operate are characterized by dynamic customer demand and technological advances, and there is intense competition among online gaming and entertainment providers. A number of established, well-financed companies producing online gaming, and/or interactive entertainment products and services compete with our platform, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies, including with third-party developers, or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. Such competitors may also undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Furthermore, new competitors may enter the gaming industry. There has also been considerable consolidation among competitors in the entertainment and gaming industries and such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings and broaden their geographic scope of operations. If we are not able to maintain or improve our market share, or if the offerings on our platform do not continue to be popular, our business could suffer.

We rely on our third-party developer partners to develop and update all of the game features on our platform. The decision of developers to remove the Skillz Software Development Kit, or "SDK" from their games or changes in the terms of our commercial relationship with third-party developers could adversely impact our financial condition, results of operations and prospects. In addition, the failure of developers to provide timely and reliable updates to their games could adversely impact our financial condition, results of operations and prospects.

We rely on third-party game developers to develop the games that we host on our platform. Accordingly, our business depends on our ability to promote, enter into and maintain successful commercial relationships with such developers. In general, we rely on our standard terms of service for third-party developers which govern the distribution, operations and fee sharing arrangements for hosting a game on our platform. In some cases, we rely on negotiated agreements with third-party developers that modify our standard terms of service. Quality third-party game developers are continually in high demand and there can be no assurance that the developers that have developed games for our platform historically will continue to maintain games on our platform or be willing to provide new games for our platform in the future. If we are unable to attract and maintain these third-party developer relationships, if the terms and conditions of such commercial relationships become less favorable to Skillz or if a developer decides to remove their games from our platform, our results of operations and prospects would suffer.

In addition, we rely on our developer partners to manage and maintain their games, including updating their games to include the latest version of the Skillz SDK. The failure of our developer partners to provide timely and reliable updates could adversely impact our financial condition, results of operations and prospects.

Our focus on our third-party developers and willingness to focus on the long term benefits of our relationships with such developers may conflict with the short-term interests of our business. We believe our third-party developer partners are essential to our success and establishing mutually successful relationships with such developers serves the best long-term interests of Skillz and our stockholders. Therefore, we have made in the past, and we may make in the future, significant investments or changes to the terms of our relationships with our developer partners that we believe will benefit us in the long term, even if our decision has the potential to negatively impact our operating results in the short term. In addition, our decisions may not result in the long-term benefits that we expect, in which case the success of our platform, business, financial condition or results of operations could be harmed.

A limited number of games historically have accounted for a substantial portion of our revenue. If these games were to become less popular or be removed from our platform and we are unable to identify and market suitable replacements, our business and prospects could suffer.

Historically, a small number of games and related developers have accounted for a substantial portion of our revenue. For the year ended December 31, 2021, Solitaire Cube and 21 Blitz (each developed by Tether) together with Blackout Bingo (developed by Big Run) accounted for 72% of our revenue. Games developed by Tether and Big Run accounted for 81% of our revenue for the year ended December 31, 2021. These games, and the related developers, are subject to our standard terms of service, which include, among other things, developer exclusivity for certain periods of time, as modified by negotiated agreements. The negotiated agreements provide Skillz with the discretion, but not the obligation, to provide marketing support for specified games and for revenue sharing with the developers that is more favorable to Skillz than our standard terms. These negotiated agreements restrict the removal of the applicable games from our platform for at least 12 months following termination. During the post-termination period, Skillz has the option, but not the obligation, to host paid competitions for such games on the platform. Consistent with our standard terms of service, our agreement with Tether may be terminated by either party on 30 days’ notice. Our agreement with Big Run is subject to termination by either party on an annual basis and by Skillz at any time at its discretion. If these games were to become less popular or be removed from our platform and we are unable to identify and market suitable replacements, our business and prospects could suffer.

Our growth will depend on our ability to attract and retain end-users who participate in paid entry-fee contests, and the loss of such end-users, or failure to attract new end-users in a cost-effective manner, would adversely affect our business, financial condition, results of operations and prospects.

Our business depends on maintaining a successful platform for third-party developed games that end-users will download and pay entry fees to compete in. As a result, our business relies on our ability to engage with players by consistently and timely making available through our platform games that are engaging, trustworthy and competitive with compelling content, features and events.

The success of the games featured on our platform depends, in part, on unpredictable and volatile factors beyond our control, including consumer preferences, competing games, new mobile platforms and the availability of other entertainment experiences. Our end-users have accounts in which they make deposits and hold prior cash winnings that have not been withdrawn. Prior cash winnings that have not been withdrawn represented more than 81% of total paid entry fees for the year ended December 31, 2021. If the games offered on our platform do not meet consumer expectations, if they are not marketed in a timely and effective manner, or if end-users decide to withdraw prior cash winnings rather than apply such winnings as entry fees to enter subsequent paid contests on our platform our revenue and financial performance will be negatively affected. End-user deposits and prior cash winnings that have not been withdrawn as of December 31, 2021 amounted to $4.1 million and are reflected on our balance sheet within other current liabilities. We may be required to return these funds to end-users if they choose to withdraw them from their account.

In addition to the market factors noted above and elsewhere in these risk factors, our ability to successfully attract games to our platform and the ability of such games to achieve commercial success will depend on our ability to:

•	achieve benefits from our player acquisition costs;

•	achieve viral organic growth and gain user interest in our featured games through free or paid channels;

•	adapt to changing player preferences;

•	adapt to new technologies and feature sets for mobile and other devices;

•	attract, retain and motivate talented and experienced third-party game developers to our platform;

•	partner with mobile platforms and obtain featuring opportunities;

•	continue to adapt to an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

•	achieve and maintain successful end-user engagement;

•	host games that can build upon or become franchise games;

•	accurately forecast the timing and expense of our operations, including costs to secure and retain game developers and end-user adoption;

•	minimize and quickly resolve bugs or outages negatively impacting our platform or games on our platform; and

•	acquire and successfully integrate high quality mobile game assets, personnel or companies.

These and other uncertainties make it difficult to know whether our platform will succeed in continuing to host successful games and new games and features in accordance with our operating plan. If we do not succeed in doing so, our business, financial condition, results of operations and reputation will suffer.

It is becoming increasingly difficult and more expensive for us to acquire players for our games and we may not achieve a positive return on investment on our user acquisition efforts.

It is becoming increasingly difficult and more expensive for us to acquire players for our games for a variety of reasons, including the increasingly competitive nature of the mobile gaming industry and the significant amount of time and attention users are dedicating to competing entertainment options, including social media and other non-gaming applications. Furthermore, we acquire and engage users primarily through digital ad networks, our game developers and affiliate partners. We use paid marketing channels to achieve our objectives. We optimize our marketing investment across all our channels in order to generate strong returns on our marketing spending. While the COVID-19 pandemic initially resulted in a reduction in CPIs (costs per install) , this effect was temporary and CPIs have reverted to at or above historical norms. If the number of players who download our new title launches does not meet our expectations, our revenue and operating results will suffer. Furthermore, our spending on user acquisition is designed so that we will achieve a positive return on investment – that is, we expect that the amount we spend to acquire users in our games will be less than the revenue we ultimately generate from such acquired users. In order to determine the expected revenue from acquired users who may play our games for multiple years, we often must make certain assumptions about their projected spending behavior, and these assumptions may turn out to be incorrect. To the extent that we do not achieve a positive return on investment on our user acquisition spending, it will negatively impact our operating results.

If users engage in criminal, inappropriate or fraudulent activities that seek to exploit our platform and users, our ability to attract and retain developers and users may be harmed, which could have an adverse impact on our reputation, business, financial condition and operating results. If we fail to detect fraud or theft, including by end-users and employees, our reputation and brand may suffer, which could negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation.

We have in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a user and attempted payments by users with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction. Acts of fraud may involve various tactics, including collusion. Successful exploitation of our systems could have negative effects on our product offerings, services and user experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and prospects. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition, results of operations and prospects.

Further, unrelated third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit vulnerabilities in the games featured on our platform, play them in an automated way, collude to alter the outcome of such games or obtain unfair advantages. These programs and practices undermine the integrity of our platform and harm the experiences of players who play fairly, and may lead players or third-party developers to stop engaging with our platform. We devote significant resources to discover and disable these cheating programs and activities. However, if we are unable to do so in a timely and effective manner, our operations may be disrupted and our reputation may be damaged. These cheating programs could result in lost revenue from paid competitions, disrupt our in-game economies, divert time from our personnel, increase costs of developing technological measures to combat these programs and activities, increase our customer service costs needed to respond to dissatisfied players, and lead to legal claims. This type of activity may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, financial condition, operating results, reputation and future prospects.

Maintaining and enhancing our brand and reputation is critical to our business prospects. Failure to maintain or grow our brand and reputation could harm our business, financial condition and results of operations.

We believe that our brand, identity and reputation has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Skillz” brand and reputation is critical to retaining and growing our third-party developer and user base. We strive to establish and maintain our brand by obtaining trademark rights. However, if our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position, business, financial condition or results of operations may be harmed. Maintaining and enhancing our brand and reputation also depends largely on our continued ability to provide, through our platform, high-quality, relevant, reliable and trustworthy games developed by our third-party partners, which may require substantial investment, may not be successful, and may contain errors, bugs, flaws, corrupted data, effects and other vulnerabilities that could adversely affect our users’ gaming experience, violate applicable security standards or cause users to stop using our platform, any of which could harm our reputation. We may also need to introduce new products or services that require developers or users to agree to new terms of service that they do not like, which may cause them to stop using our platform, which may negatively affect our brand and reputation.

Our brand and reputation may also be negatively affected by the actions of users acting under false or unauthentic identities and by the use of our platform for illicit, illegal or objectionable ends. We may also fail to respond expeditiously to the illicit efforts of third parties to gain unfair advantage in games through cheating or other fraudulent activity or to otherwise address developer or user concerns, which could erode confidence in our brand and platform and damage our reputation. Any governmental or regulatory inquiry, investigation or action, including based on the appearance of illegal, illicit or objectionable activity or content on our platform, our business practices, or our failure to comply with laws and regulations, could damage our brand and reputation, regardless of the outcome.

We have experienced, and expect to continue to experience, media, legislative, governmental, regulatory, investor and other third-party scrutiny of our business decisions. Any scrutiny, inquiry investigation or action, including regarding the quality and trustworthiness of the games featured on our platform, data privacy, copyright, employment or other practices, workplace culture, product changes, service quality, litigation or regulatory action or regarding the actions of our employees, may harm our brand and reputation.

Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition, results of operations and prospects.

Our financial performance is largely subject to U.S. economic conditions and their impact on levels of spending by users and advertisers. Economic recessions have had, and may continue to have, far-reaching adverse consequences across many industries, including the global entertainment and gaming industries which may adversely affect our financial condition, results of operations and prospects. In the past decade, the U.S. economy experienced tepid growth following the financial crisis in 2008 – 2009 as well as international trade and monetary policy and other changes. If the U.S. economy experiences a recession or any of the relevant regional or local economies suffers a prolonged downturn, we may experience a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce users’ disposable income. Any one of these changes could have a material adverse effect on our business, financial condition, results of operations or prospects.

The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic, the measures attempted to contain and mitigate the effects of the virus, including travel bans and restrictions, shelter-in-place, quarantine and other similar governmental orders and restrictions on trade put in place around the world have caused widespread disruption in global economies, productivity and financial markets and have materially altered the way in which we conduct our day-to-day business. The full extent to which the COVID-19 pandemic and the various responses to it impact our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic, including any potential future waves of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the effect on players and their willingness and ability to pay entry fees for the games on our platform; the effect on our third party developers and their willingness and ability to engage with our services and our platform; disruptions or restrictions on our employees’ ability to work and travel; and interruptions related to our cloud networking and platform infrastructure and partners, and developer and user service and support providers. If we are not able to respond to and manage the impact of such events effectively, our business may be harmed.

As the COVID-19 pandemic continues, we may not be able to provide the same level of services and support that our developers and players expect from us, which could negatively impact our business and operations. While substantially all of our business operations can be performed remotely, many of our employees are juggling additional work-related and personal challenges, including adjusting communication and work practices to collaborate remotely with work colleagues and business partners, managing technical and communication challenges of working from home on a daily basis, looking after children as a result of remote-learning and school closures, making plans for childcare and caring for themselves, family members or other dependents who are or may become ill.

The COVID-19 pandemic and resulting orders and restrictions have also led to increased player engagement with the games on our platform relative to historic trends. These increases in player activity may not be indicative of our financial and operating results in future periods. The long-term effects of the COVID-19 pandemic on society and player behavior are highly uncertain, and there is no assurance that player engagement will not decrease.

Our business model depends upon the proliferation of mobile devices, the continued compatibility between the games featured on our platform and major mobile gaming operating systems and upon third-party platforms for the distribution of such games. If such third parties interfere with the distribution of our products or offerings, or if our expectations with respect to mobile devices and our compatibility with third party operating systems are incorrect, our business, financial condition, results of operations and prospects would be adversely affected.

The number of people using mobile Internet-enabled devices has increased dramatically over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Our future success is substantially dependent upon the continued growth of the market for mobile games. In addition, we do not currently offer our games on all mobile devices. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and GMV and may not achieve the anticipated return on our development efforts. Any such declines in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, results of operations and prospects.

The substantial majority of users access the games featured on our platform through the direct download on their mobile devices of apps developed by our developer partners. Our business model depends upon the continued compatibility between these apps and the major mobile operating systems, technologies, networks and standards that we do not control, such as the Android and iOS operating systems, and any changes, bugs, security, technical or regulatory issues in such systems, changes to our relationships with mobile manufacturers or carriers, or in their terms of service or policies that degrade our offerings’ functionality, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings, could adversely affect our product usage and monetization on mobile devices. Third parties with whom we do not have any formal relationships control the design of mobile devices and operating systems. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability of users to download apps or access specified content on mobile devices.

In addition, we rely upon third-party platforms, such as the Apple App Store, for distribution of the games featured on our platform. The promotion, distribution and operation of apps are subject to the respective distribution platforms’ standard terms and policies for application developers, which are very broad and subject to frequent changes and differing interpretations. Furthermore, the distribution platforms may not enforce their standard terms and policies for application developers consistently and uniformly across all applications and with all publishers. A platform provider may also change its fee structure, add fees associated with access to and use of its platform and alter how developers and publishers are able to advertise on the platform. Such terms and policy changes may decrease the visibility or availability of the games featured on our platform, which could adversely affect our business, financial condition or results of operations. In addition, we may be subject to changes in the policies or structures of online platforms for purchase and download mobile applications that may negatively impacted the number of organic downloads of our games.

If the growth of high-bandwidth capabilities, particularly for mobile devices, is slower than we expect, end-user growth, retention, and engagement may be seriously harmed. Additionally, to deliver high-quality content over mobile cellular networks, the games offered through our platform must work well with a range of mobile technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws governing Internet neutrality, could decrease the demand for our platform and increase our cost of doing business. Specifically, any laws that would allow mobile providers in the United States or abroad to impede access to content, or otherwise discriminate against our content, such as providing for faster or better access to our competitors, over their data networks, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our or our vendors’ or other partners’ systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our business, financial condition, operating results and growth prospects.

Our technology infrastructure will be critical to the performance of our platform and offerings and to the satisfaction of our developer partners and users. We devote significant resources to network and data security to protect our systems and data. However, cybersecurity attacks, including breaches, computer malware, computer hacking and insider threats have become more prevalent in our industry, and our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to prevent or hinder cyber-attacks, protect our systems, data and user information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide sufficient security. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses or other unauthorized access to our systems caused by employee error, malfeasance or other disruptions could adversely affect our business, financial condition, results of operations or reputation and could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to users. We have experienced and will continue to experience hacking attacks of varying degrees from time to time. Because of our prominence in the gaming industry, we believe we are a particularly attractive target for hackers. Additionally, rapidly evolving technology and capabilities, evolving changes in the sources, capabilities and targets for cybersecurity attacks, as well as the increasing sophistication of cyber criminals increase the risk of material data compromise or business disruption.

Our vendors and other third parties with whom we do business, such as our developer partners, are also subject to the foregoing risks, and we do not have any control over them. We have experienced, and we may in the future experience, system disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact, individually or in the aggregate to date; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, including violations of applicable privacy laws which can result in significant fines, governmental investigations and enforcement actions, legal and financial exposure, contractual liability and damage to our reputation, each of which could materially adversely affect our business, financial condition, results of operations, reputation and prospects.

Additionally, the games offered through our platform may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch. If a particular game is unavailable when users attempt to play it or navigation through our platform is slower than they expect, users may be unable to properly engage in the games we host. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of end-users, harm our reputation, cause end-users to stop utilizing our platforms, divert our resources and delay market acceptance of our offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects.

If our developer and the end-user base and engagement continue to grow, and the amount and types of games offered through our platform continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy end-users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our platform. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as COVID-19) or other catastrophic events.

We believe that if our third-party developers or users have a negative experience with our platform or services, or if our brand or reputation is negatively affected, developers and users may be less inclined to continue or to engage with our platform. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business, financial condition, results of operations and growth prospects. Any change in existing laws, or their interpretation, or the regulatory climate applicable to our platform and services, or changes in tax laws or interpretation thereof related to our platform and services, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding skill-based gaming, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside the U.S. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices, and could have an adverse effect on our business, financial condition, results of operations and growth prospects. It is also likely that as our business grows and evolves, particularly if we expand to other countries, we will become subject to laws in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws.

State and federal laws in the U.S. distinguish between games of skill and games of chance. We only enable games for paid entry-fee contests in states in which skill-based gaming is permitted and not required to be licensed as gambling under applicable state law. As of December 31, 2021, we operated in 41 states and the District of Columbia, covering approximately 90% of the U.S. population. We use proprietary algorithms and data science tools designed to ensure that the degree of skill involved in affecting the outcome of a contest is sufficient to comply with applicable state laws. The scope and interpretation of the laws that are or may be applicable to the determination as to whether a contest is skill-based, and therefore beyond the scope of a state’s gambling laws and licensing requirements, are subject to interpretation and evolving. There is a risk that existing or future laws in the states in which we operate may be interpreted in a manner that is not consistent with our current practices, and could have an adverse impact on our business and prospects. Additionally, existing and future laws that permit skill-based gaming may be accompanied in the future by restrictions, licensing requirements or taxes that make it impractical or less feasible to operate in these jurisdictions.

It is possible that a number of laws may be adopted or construed to apply to us that could restrict the online and mobile gaming industries, including player privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, or regulation of currency, banking institutions, unclaimed property or money transmission may be interpreted to cover the games and contests featured on our platform and the entry fees paid in respect of such contests. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may become subject to additional regulation and oversight, all of which could be time consuming and significantly increase our operating costs. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing jurisdictions or into new jurisdictions may negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions. Regulatory authorities may have broad powers with respect to the regulation and licensing of skill- based gaming operations and may revoke, suspend, condition or limit such licenses, impose substantial fines on us or take other actions, any one of which could have a material adverse effect on our business. We will strive to comply with all applicable laws and regulations relating to our business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance with any such law or regulations could expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business, financial condition, results of operations, growth prospects and reputation.

Governmental authorities could view us as having violated applicable laws, despite our efforts to comply. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers of entertainment and gaming services, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in the skill-based gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, restrict, or regulate various aspects of the skill-based gaming industry (or that existing laws in those jurisdictions will not be interpreted negatively by governmental authorities). Compliance with any such legislation may have a material adverse effect on our business, financial condition results of operations and prospects, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us or our business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Companies and governmental agencies may restrict access to platforms, our website, mobile applications or the Internet generally, which could lead to the loss or slower growth of players on the Skillz platform.

Our players generally need to access the Internet and in particular platforms or our website to play the games available on the Skillz platform. Companies and governmental agencies could block access to any platform, our website, mobile applications or the Internet generally for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Apple or Google and our website or any social platform. If companies or governmental entities block or limit such or otherwise adopt policies restricting players from playing the games available on the Skillz platform, our business could be negatively impacted and could lead to the loss or slower growth of players on the Skillz platform.

We primarily rely, and expect to continue to rely, on Amazon Web Services (“AWS”) to deliver our offerings to users on our platform and any failure or disruption of or interference with our use of AWS could adversely affect our business, financial condition, results of operations and prospects.

Our technology infrastructure is critical to the performance of our platform and to the satisfaction of our developer partners and users, as well as our corporate functions. Our platform and company systems run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control and which would require significant time and expense to replace. We expect this dependence on third parties to continue. We have suffered interruptions in service in the past, including when releasing new software versions or bug fixes, and we may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. If any such interruption were significant and/or prolonged it could adversely affect our business, financial condition, future prospects, results of operations or reputation. Further, if a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all.

In particular, a significant portion of our game traffic, data storage, data processing and other computing services and systems is hosted by AWS. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us.

To the extent we or our third-party service providers do not effectively respond to any interruptions, upgrade systems as needed and continually develop technology and network architecture to accommodate traffic, our business, reputation, financial condition or results of operations could be adversely affected. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance. Furthermore, our disaster recovery systems and those of third parties with which we do business may not function as intended or may fail to adequately protect our critical business information in the event of a significant business interruption, which may cause interruption in service of our games, security breaches or the loss of data or functionality, leading to a negative effect on our business, financial condition or results of operations.

In addition, in the event that any of our agreements with these third party service providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting or cloud computing providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection with such transition.

Our use of third-party open source software could negatively affect our ability to offer our products and services through our platform and subject us to possible litigation.

We have incorporated, and may in the future incorporate, third-party open source software in our technologies. Open source software is generally licensed by its authors or other third parties under open source licenses. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and requesting compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users who use, distribute or make available across a network software and services that include open source software to offer to the public aspects of the technology that incorporates the open source software for no cost, make publicly available source code (which in some circumstances could include valuable proprietary code) for modifications or derivative works created based upon incorporating or using the open source software and/or to license such modifications or derivative works under the terms of the particular open source license. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our proprietary software to the public. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. While we have internal processes and use tools designed to help us monitor and comply with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of their licenses, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide guidance of their proper legal interpretations, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we may be required to publicly release certain portions of our proprietary source code, expend substantial time and resources to re-engineer some of our software, or pay damages, settlement fees or a royalty to use certain open source software. Any of the foregoing could disrupt and harm our business.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide support, warranties, controls, indemnification or other contractual protections regarding the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business, financial condition, results of operations and prospects and could help our competitors develop products and services that are similar to or better than ours.

We rely on other third-party service providers and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

Our success depends in part on our relationships with our third-party service providers. If those providers do not perform adequately, end-users may experience issues or interruptions with their experiences on our platform. Furthermore, if any of our partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and we may not be able to secure similar terms or replace such providers in an acceptable time frame. We also rely on software and services supplied by third parties, such as game content, and our business may be adversely affected to the extent such game content does not meet our expectations, contain errors or vulnerabilities, is compromised or experiences outages. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations and prospects. Further, any negative publicity related to any of our third-party partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We incorporate technology from third parties into our platform. We cannot be certain that our licensors are not infringing, misappropriating or otherwise violating the intellectual property rights of others or that our suppliers and licensors have sufficient rights to such technology in all jurisdictions in which we may operate. In addition, some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain such technology or enter into new agreements on commercially reasonable terms, our ability to develop our platform could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations and prospects.

We rely on third-party providers to validate the identity and identify the location of end-users, and if such providers fail to perform adequately, or if we do not maintain business relationships with them, our business, financial condition, results of operations and prospects could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately, or be effective. We rely on our geolocation and identity verification systems to ensure we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our platform in compliance with law, or at all, and would adversely affect our business, financial condition, results of operations and prospects. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings. Our third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party services providers may result in their inability to accurately determine the location of end-users. Moreover, our inability to maintain our existing contracts with third-party services providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, results of operations prospects and reputation could be adversely affected.

We rely on third-party payment processors to process deposits and withdrawals made by end-users on the platform, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected. Further, we may have difficulty accessing the services of banks, credit card issuers and payment processing services providers, which may make it difficult to sell our products and services.

We rely on a limited number of third-party payment processors to process deposits and withdrawals made by end-users on our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, and may contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to users on our platform, any of which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain end-users.

Nearly all of our payments are made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to users that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments we accept from end-users, including with respect to money laundering, money transfers, privacy and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to end-users. If any of these events were to occur, our business, financial condition results of operations and prospects could be materially adversely affected.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some users, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or the users on our platform violate these rules.

Although financial institutions and payment processors are permitted to provide services to us and others in our industry, banks, credit card issuers and payment processing service providers may be hesitant to offer banking and payment processing services to gaming businesses. Consequently, we may encounter difficulties in establishing and maintaining banking and payment processing relationships with a full scope of services and generating market interest rates. If we were unable to maintain Skillz’s bank accounts or end-users were unable to use their credit cards, bank accounts or e-wallets to make deposits and withdrawals from our platforms it would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges which could result in an inability to implement our business plan. A disruption in our ability to process payments could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our strategy to expand internationally will be subject to increased challenges and risks; our growth prospects and market potential will depend on our ability to operate in a number of jurisdictions and if we fail to do so our business, financial condition, results of operations and prospects could be impaired.

Our ability to grow our business will depend on our ability to offer our product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If we fail to remain in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent us from expanding the footprint of our product offerings, increasing the end-user base and/or generating revenues. We cannot be certain that we will be able to conduct our skill-based gaming operations in any particular jurisdiction. Any failure could have a material adverse effect on our business, financial condition, results of operations and prospects.

One of our growth strategies is to expand our business outside the United States. An important part of targeting international markets is developing offerings that are localized and customized for the players in those markets. Our ability to expand our business and to attract talented employees and players in international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

•	inability to host certain games in certain foreign countries;

•	challenges caused by distance, language and cultural differences;

•	developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;

•	competition from local game makers with significant market share in those markets and with a better understanding of player preferences;

•	utilizing, protecting, defending and enforcing our intellectual property rights;

•	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

•	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

•	implementing alternative payment methods for virtual items in a manner that complies with local laws and practices and protects us from fraud;

•	compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content and consumer protection (for example, the United Kingdom’s Office of Fair Trading’s 2014 principles relating to in-app purchases in free-to-play games that are directed toward children 16 and under);

•	compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices that favor local businesses in some countries;

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;

•	political, economic and social instability;

•	public health crises, such as the COVID-19 pandemic, which can result in varying impacts to our employees, players, vendors and commercial partners internationally;

•	higher costs associated with doing business internationally;

•	export or import regulations; and

•	trade and tariff restrictions.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and operating results could be adversely affected. Additionally, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business, financial condition, results of operations and prospects.

Our results of operations may fluctuate due to seasonality and other factors and, therefore, our periodic operating results will not be guarantees of future performance.

Our financial results and operations in any given period may be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including the impact of seasonality, and the other risks and uncertainties set forth herein, and therefore may not fully reflect the underlying performance of our business. Consumer engagement with our gaming platform may decline or fluctuate as a result of a number of factors, including the popularity of the underlying games, the user’s level of satisfaction with our platform, the ability of our developer partners to improve and innovate games, our ability to adapt our platform, outages and disruptions of online services, the availability of alternative live events or entertainment, the services offered by our competitors, our marketing and advertising efforts or declines in consumer activity generally as a result of economic downturns, among others. Any decline or fluctuation in the recurring portion of our business may have a negative impact on our business, financial condition, results of operations or prospects.

We may invest in or acquire other businesses, and our business may suffer if we miscalculate the value or benefits of such acquired businesses, if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

We intend to evaluate and pursue acquisitions and strategic investments. Each of these acquisitions will require unique approaches to integration due to, among other factors, the structure of the acquisitions, their locations and cultural differences among their teams and ours. If we are unable to obtain the anticipated benefits from these acquisitions and strategic investments, or we encounter difficulties in integrating their operations with ours, our business, financial condition, results of operations and prospects could be materially harmed. Challenges and risks from such investments and acquisitions include:

•	negative effects on business initiatives and strategies from the changes and potential disruption that may follow the acquisition;

•	diversion of our management’s attention;

•	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future prospects;

•	the need to integrate the operations, systems, technologies, products and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

•	the difficulty in determining the appropriate purchase price of acquired companies may lead to the overpayment of certain acquisitions and the potential impairment of intangible assets and goodwill acquired in the acquisitions;

•	the difficulty in successfully evaluating and utilizing the acquired products, technology or personnel;

•	the potential incurrence of debt, contingent liabilities, amortization expenses or restructuring charges in connection with any acquisition;

•	the need to implement controls, procedures and policies appropriate for a larger, U.S.-based public company at companies that prior to acquisition may not have as robust controls, procedures and policies, in particular, with respect to the effectiveness of cyber and information security practices and incident response plans, compliance with privacy and other regulations protecting the rights of developers and users, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company’s operations;

•	the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges and integrating and reporting results for acquired companies that have not historically followed U.S. GAAP;

•	the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

•	under purchase accounting, we may be required to write off deferred revenue which may impair our ability to recognize revenue that would have otherwise been recognizable which may impact our financial performance or that of the acquired company;

•	risks associated with our expansion into new international markets and doing business internationally, including those described under the risk factor caption “Our strategy to expand internationally will be subject to increased challenges and risks”;

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	the need to transition operations, third-party developers and players onto our existing or new platforms and the potential loss of, or harm to, our relationships with employees, third-party developers, players and other suppliers as a result of integration of new businesses;

•	the implications of our management team balancing levels of oversight over acquired businesses which continue their operations under contingent consideration provisions in acquisition agreements;

•	our dependence on the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, when conducting due diligence and evaluating the results of such due diligence; and

•	liability for activities of the acquired company before the acquisition, including intellectual property and other litigation claims or disputes, cyber and information security vulnerabilities, violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business, financial condition, results of operations, prospects or reputation. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our financial condition and results of operations and dilute the economic and voting rights of our stockholders.

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could harm our business, financial condition, results of operations, reputation or prospects.

We receive, store and process personal information and other data relating to our employees and business contacts, as well as player data, and we enable our players to share their personal information with each other and with third parties, including on the Internet and mobile platforms. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other player data on the Internet and mobile platforms, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. A number of these laws, rules and regulations require us to provide notification to players, investors, regulators and other affected parties in the event of a security breach of certain personal data, or require the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement.

Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In the United States, there are numerous federal and state data privacy laws, data breach notification laws and consumer protection laws. For example, the State of California’s passage of the CCPA, which went into effect on January 1, 2020 and created new privacy rights for consumers residing in the state. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA allows for the California Attorney General to impose civil penalties and also provides a privacy right of action for certain data breaches. California voters also recently passed the California Privacy Rights Act (“CPRA”), which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other states, such as Virginia, have also adopted, or are considering adopting similar data privacy laws. In addition, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. There is also increased attention being given to the collection of data from minors. For instance, the Children’s Online Privacy Protection Act (“COPPA”) requires companies to obtain parental consent before collecting personal information from children under the age of 13.

We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area ("EEA") or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Recent legal developments in Europe have created further complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, in July 2020, the Court of Justice the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to the United States. While the CJEU upheld the adequacy of standard contractual clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Further, the United Kingdom’s decision to leave the EU has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law. These recent developments will require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses and other mechanisms cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.

Compliance with GDPR, CCPA, COPPA and similar legal requirements has required us to devote significant operational resources and incur significant expenses. We expect the number of jurisdictions adopting their own data privacy laws to increase, which will require us to devote additional significant operational resources and incur additional significant expenses and will also increase our exposure to risks of claims by our players that we have not complied with all applicable data privacy laws.

We strive to comply with all applicable laws, policies, legal and contractual obligations and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably attainable. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, policies, legal obligations or industry codes of conduct may be passed, or existing laws, policies, legal obligations or industry codes of conduct may be interpreted in such a way that could require us to take further compliance steps and/or could prevent us from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for us to do so. Any failure or perceived failure by us to comply with our privacy policy and terms of service, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, investigations, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which could have an adverse effect on our business, financial condition, results of operations, reputation or prospects. Additionally, if third parties we work with, such as players, vendors or developers violate applicable laws or our policies, such violations may also put our players’ information at risk and could in turn have an adverse effect on our business, financial condition, results of operations, reputation or prospects.

Failure to obtain, maintain, protect or enforce our intellectual property rights could harm our business, results of operations, financial condition and prospects.

Our success is dependent in part on protecting our intellectual property rights and proprietary technology (such as source code, information, data, processes and other forms of information, and know-how). We rely on a combination of copyrights, patents, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property rights. However, there are steps that we have not yet taken to protect our intellectual property on a global basis. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We may also not detect unauthorized use, infringement, misappropriation or other violation of our intellectual property rights, and even if we do detect such violations, we may need to engage in expensive and time-consuming litigation to enforce our rights.

While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of applications and registration costs as well as the costs of defending and enforcing these rights. We may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in certain foreign countries because effective intellectual property protection may not be available to us in every country in which our services are available, and our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf or each party that has or may have had access to our confidential information, know-how and trade secrets and cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations, and prospects.

We have filed, and may continue in the future to file, copyright, trademark and patent applications to protect certain of our innovations and intellectual property. This process can be expensive and time-consuming, and we do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow the claims in our patent applications. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented, invalidated, or declared unenforceable through administrative processes or litigation, and we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our rights to our intellectual property. Therefore, the exact effect of our efforts to protect our intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business, results of operations, financial condition or prospects.

We currently hold various domain names relating to our brand, including Skillz.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our online app. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and counter suits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or costlier technologies into our platform or harm our reputation or brand and business, financial condition and results of operations. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.

Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to our third party developer partners, potential developer partners and end game users may become confused, and our ability to attract new developers and users may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations, financial condition, reputation and prospects.

Our commercial success also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property rights of others. We may face allegations that we have infringed, misappropriated or otherwise violated the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and non-practicing entities. We may also be subject to claims that our employees, consultants or other advisors have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our intellectual property. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to stop offering certain features of our platform in a particular geographic region or worldwide, pay significant royalties, settlement costs or damages (including treble damages and attorneys’ fees if we are found to have willfully infringed intellectual property rights), obtain licenses (which may not be available on acceptable terms or at all), modify our platform and features, or develop substitutes. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Furthermore, even if intellectual property disputes do not result in litigation, the time and resources necessary to resolve them could harm our business, results of operations, financial condition and reputation.

We have incurred losses since inception. We may not achieve profitability in the near future, depending on company strategic priorities.

We have experienced net losses in each period since inception. As of December 31, 2021, we had an accumulated deficit of $419.7 million. While we have experienced significant revenue and user metrics growth in recent periods, the industry in which we operate is highly competitive and rapidly changing, and relies heavily on continually introducing compelling content, products and services. As such, if we, in combination with our third-party developers, fail to deliver such content, products and services, do not execute our strategy successfully or if our new content launches are delayed, our revenue growth, overall revenue or user metrics may decline, and our operating results will suffer.

In addition, our operating margin may experience downward pressure as a result of increasing competition, increased user acquisition costs and the other risks discussed in this Annual Report on Form 10-K. We expect to continue to expend substantial financial and other resources on expanding our developer and consumer base, our technology, the expansion of our platform, and marketing. Our operating costs will increase and our operating margins may decline if we do not effectively manage costs, launch new products on schedule that monetize successfully and enhance the games featured on our platform. We rely primarily on digital advertising networks to acquire new users to the platform. Increases in digital advertising costs, including on a per user basis, could have a material adverse effect on our business, financial condition and results of operations, including on our ability to achieve profitability. Neither our user acquisition costs nor our lifetime customer value are assured, and thus we cannot assure you that this ratio will not further decline over time. In addition, we cannot assure you that digital advertising costs will not continue to increase in 2022 or any other future period.

If our revenue does not increase to offset any additional expenses, if we fail to manage or experience unexpected increases in operating expenses or if we are required to take additional charges related to impairments or restructurings, our business, financial condition, results of operations and prospects may be materially adversely affected.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Certain of our key metrics, including Monthly Active Users or “MAUs”, Paying Monthly Active Users or “Paying MAUs”, Average Revenue Per Monthly Active User or “ARPU”, and Average Revenue Per Paying Monthly Active User or “ARPPU”, are calculated using data tracked by our internal analytics systems based on tracking activity of user accounts. MAUs means the number of end-users who entered into a paid or free contest hosted on Skillz’s platform at least once in a month, averaged over each month in the period. Paying MAUs means the number of end-users who entered into a paid contest hosted on Skillz’s platform at least once in a month, averaged over each month in the period. ARPU means the average monthly revenue in a given period divided by average monthly MAUs in that period. ARPPU means the average monthly revenue in a given period divided by average monthly Paying MAUs in that period. The analytics systems for these metrics and the resulting data have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across the end-user base, and factors relating to user activity and systems may impact these numbers. The calculation of our key metrics and examples of how user activity and our systems may impact the calculation of these metrics is described in detail under the heading titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our third-party developers and investors rely on our key metrics as a representation of our performance. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If we determine that we can no longer calculate any of our key metrics with a sufficient degree of accuracy, and we cannot find an adequate replacement for the metric, our business, financial condition or results of operations may be harmed. In addition, if advertisers, platform partners or investors do not perceive end-user metrics to be accurate representations of the end-user base or end-user engagement, or if we discover material inaccuracies in end-user metrics, our reputation may be harmed and advertisers and platform partners may be less willing to allocate their budgets or resources to our products and services, which in either case could negatively affect our business, financial condition, results of operations, reputation and prospects.

Our workforce and operations have grown substantially since our inception and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

Since our inception, we have experienced rapid growth in the United States and internationally. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal controls over financial reporting, we have been, and expect to continue to be, required to commit substantial financial, operational, management and technical resources. Our failure to upgrade our technology or network infrastructure effectively to support our growth could result in unanticipated disruptions. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, or if our operational technology is insufficient to reliably service our platform, we could potentially face difficulties in retaining users, which would adversely affect our business, financial condition, operating results and prospects.

Our organizational structure is complex and will continue to grow as we add additional employees. Properly managing our growth will require us to establish consistent policies across regions and functions, and a failure to do so could likewise harm our business. Moreover, in order to optimize our organizational structure, we may in the future implement reductions in force, which may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees, reduced employee morale and could adversely affect our reputation as an employer, which could make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the reduction in force.

Continued growth and success will depend on the performance of the current and future employees of Skillz, including certain key employees. Recruitment and retention of these individuals is vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

Our ability to compete and grow depends in large part on the efforts and talents of our employees and executives. Our success depends in a large part upon the continued service of our senior management team, including Andrew Paradise, our Founder and Chief Executive Officer. Paradise is critical to our vision, strategic direction, culture, products and technology, and the continued retention of our entire senior management team is important to the success of our operating plan. We do not have employment agreements, other than offer letters, with our senior management team, and we do not maintain key-man insurance for members of our senior management team. The loss of any member of our senior management team could cause disruption and harm our business, financial condition, results of operations, reputation and prospects.

In addition, our ability to execute our strategy depends on our continued ability to identify, hire, develop, manage, motivate and retain highly skilled employees, including game designers, engineers, data scientists, operations personnel, financial and accounting staff, product management staff and sales and marketing staff. Skilled and experienced personnel in the areas where the company competes are in high demand, and competition for their talents is intense. We devote significant resources to identifying, recruiting, hiring, training, successfully integrating and retaining them. Interviewing, hiring and integrating new employees has and will continue to be particularly challenging during the COVID-19 pandemic. We have continued to experience significant turnover in our headcount, which has placed and will continue to place significant demands on our management and our operational, financial and technological infrastructure.

We believe that two critical components of our success and our ability to retain our best people are our culture and our competitive compensation practices. Further, many of our employees receive a total compensation package that includes equity awards. Any new regulations, volatility in the stock market and other factors could diminish the company’s use or the value of the company’s equity awards, putting the company at a competitive disadvantage and potentially causing our employee base to be more vulnerable to be targeted for recruitment by competitors. If we are unable to identify, hire and retain our senior management team and our key employees, our business, financial condition or results of operations could be harmed. Moreover, if our team fails to work together effectively to execute our plans and strategies on a timely basis, our business, financial condition, results of operations and prospects could be materially adversely affected.

We are a party to pending litigation with various plaintiffs and we may be subject to future litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

We are involved, and in the future, may become involved, in claims, suits, government investigations, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, privacy, data protection or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted. Regardless of their outcomes, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel, and other factors. It is possible that a resolution of one or more such proceedings could result in liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, or requiring a change in our business practices, products or technologies, which could in the future materially and adversely affect our business, financial condition, results of operations, reputation and prospects.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. We do not maintain “Key man” insurance policies on any of our officers or employees. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations and financial condition.

The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses may be greater than we anticipate.

In December 2020, we became a public company, and as such, have incurred, and will continue to incur (and particularly now that we are no longer an “emerging growth company”), significant legal, accounting and other expenses that Skillz did not incur as a private company. We are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of The New York Stock Exchange, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to attract and retain qualified members of our Board of Directors (the “Board”) as compared to Skillz as a private company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company.” We will need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other publicly-listed companies, which would increase our general and administrative expenses and could materially and adversely affect our business, financial condition, results of operations and prospects. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As a private company, Skillz was not required to document or test its internal controls over financial reporting nor was its management required to certify the effectiveness of its internal controls and its auditors were not required to opine on the effectiveness of Skillz’s internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business now that we are a public company.

Maintaining effective internal controls over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls over financial reporting, our business and operating results could be harmed. Effective December 31, 2021, we are no longer an “emerging growth company”, and therefore under applicable SEC rules we must maintain internal controls over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on the effectiveness of our internal controls over financial reporting with our Annual Report.

The internal control assessment required by Section 404 of Sarbanes-Oxley may divert internal resources and we may experience higher operating expenses, higher independent auditor and consulting fees during the implementation of these changes. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we may not detect errors timely, our consolidated financial statements could be misstated, we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the market price of our common stock. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, FINRA or other regulatory authorities, as well as increase the risk of liability arising from litigation based on securities law.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2020 and December 31, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Our management concluded that material weaknesses existed as of December 31, 2021 with respect to two areas. First, information technology general controls (ITGCs) in the areas of access and program change over select information technology (IT) systems that support the Company’s financial reporting processes were not designed and operating effectively. Specifically, the Company did not maintain sufficient: (1) user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; and (2) program change management controls to ensure that IT program and data changes affecting financial information technology applications and underlying records are identified, tested, authorized, and implemented appropriately. As a result, the Company’s related IT dependent manual and application controls that rely upon the affected ITGCs, or information coming from IT systems with affected ITGCs, for continued operation were also deemed ineffective. Second, controls designed to properly consider and evaluate certain accounting processes where management review is involved did not operate effectively due to lack of sufficient documentation or evidence retained to demonstrate management’s review of significant judgment and estimates.

Further, following the issuance of the SEC Staff Statement, on April 29, 2021, the audit committee of our board of directors, in consultation with management and our independent auditors, concluded that, because of a misapplication of the accounting guidance applicable to the warrants acquired in connection with the FEAC Business Combination, our previously issued consolidated financial statements as of and for the year ended December 31, 2020 should no longer be relied upon. As such, we determined that we would restate our consolidated financial statements as of and for the year ended December 31, 2020. As part of such process, we identified a material weakness in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non- income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. In December 2017, the U.S. federal government enacted the Tax Cuts and Jobs Act (“2017 Tax Act”). The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation toll tax on cumulative undistributed foreign earnings. There is no guarantee that the tax regime to which we are subject in the U.S. and abroad will not change to our detriment. In addition, from time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. For example, many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Any significant changes to our future effective tax rate may result in a material adverse effect on our business, financial condition and results of operations. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits could intensify the efforts of governments to raise revenues through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, tax authorities may impose indirect taxes on Internet-related commercial activity based on existing statutes and regulations which, in some cases, were established prior to the advent of the Internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as Skillz. The application of such laws may be inconsistent from jurisdiction to jurisdiction.

Our reported financial results may be affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles (“GAAP”) in the United States are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business, financial condition, results of operations and prospects.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Our debt financing (see Risks Related to Our Indebtedness) involves offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, if we seek to access additional capital or increase our borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition or results of operations may be harmed.

Our investment portfolio may become impaired by deterioration of the financial markets.

Our cash equivalent and investment portfolio is invested with a goal of preserving our access to capital, and generally consists of money market funds, corporate debt securities, U.S. government and government agency debt securities, mutual funds, certificates of deposit and time deposits. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards, permissible allocations of certain sectors and limits our exposure to specific investment types, and we believe our current investment portfolio has a low risk of material impairment. However, volatility in the global financial markets can negatively impact the value of our investments. If financial markets experience volatility, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any disruption of the capital markets could cause our other income and expenses to vary from expectations.

The occurrence of an earthquake, other natural disaster or other significant business interruption at or near any of our facilities could cause damage to our facilities and equipment and interfere with our operations.

Our principal business operations are located in the San Francisco Bay Area, an area known for earthquakes, and are thus vulnerable to damage. All of our facilities are also vulnerable to damage from natural or man-made disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks, contagious disease outbreak (such as the COVID-19 pandemic) and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, recovery from which may require substantial time and expense.

Risks Related to Ownership of Our Class A Common Stock

The trading price of our Class A common stock has been, and may continue to be, volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock has been and may continue to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	changes in projected operational and financial results;

•	changes in laws or regulations applicable to our offerings;

•	the commencement or conclusion of legal proceedings that involve us;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of new offerings by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

•	issuance of new or updated research or reports by securities analysts;

•	the use by investors or analysts of third-party data regarding our business that may not reflect our financial performance;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our Class A common stock;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; and

•	general economic and market conditions.

Furthermore, the stock markets frequently experience extreme price and volume fluctuations that affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, elections, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. As a result of such fluctuations, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We are currently the target of this type of litigation, and may continue to be such a target in the future, which could result in substantial costs and divert our management’s attention from other business concerns.

Furthermore, the trading price of our Class A common stock may be adversely affected by third-parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our Class A common stock, regardless of our operating performance.

We are a “controlled company” within the meaning of the rules of the NYSE and our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of our directors is held by an individual, a group or another company, we will qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. As December 31, 2021, Paradise controls eighty-three 83% of the voting power of our outstanding capital stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards and will not be subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

Paradise may have his interest diluted due to future equity issuances or his own actions in selling shares of Class B common stock in each case, which could result in a loss of the “controlled company” exemption under the NYSE listing rules. We would then be required to comply with those provisions of the NYSE listing requirements.

The dual class structure of our common stock has the effect of concentrating voting power with our Chief Executive Officer and Co-Founder, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of our Class B common stock have 20 votes per share, while shares of our Class A common stock have one vote per share. Paradise holds all of the issued and outstanding shares of our Class B common stock and, as of December 31, 2021, eighty-three 83% of the voting power of our capital stock on a fully-diluted basis. Accordingly, Paradise will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Paradise may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of us, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of us and might ultimately affect the market price of shares of our Class A common stock.

We cannot predict the impact our dual class structure may have on the stock price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. As a result, the market price of shares of our Class A common stock could be adversely affected.

Delaware law and provisions in our Charter and Bylaws could make a takeover proposal more difficult.

Our organizational documents are governed by Delaware law. Certain provisions of Delaware law and of our Charter and Bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock held by our stockholders. These provisions provide for, among other things:

•	the ability of our board of directors to issue one or more series of preferred stock;

•	stockholder action by written consent only until the first time when Paradise ceases to beneficially own a majority of the voting power of our capital stock;

•	certain limitations on convening special stockholder meetings;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	amendment of certain provisions of the organizational documents only by the affirmative vote of (i) a majority of the voting power of our capital stock so long as Paradise beneficially owns shares representing a majority of the voting power of our capital stock and (ii) at least two-thirds of the voting power of the capital stock from and after the time that Paradise ceases to beneficially own shares representing a majority of the voting power of our voting stock; and

•	a dual-class common stock structure with 20 votes per share of our Class B common stock, the result of which is that Paradise has the ability to control the outcome of matters requiring stockholder approval, even though Paradise owns less than a majority of the outstanding shares of our capital stock.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, we may experience negative reactions from the financial markets, including negative impacts on the price of our common stock. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions that our stockholders desire.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of us; (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (iii) action asserting a claim against us or any director or officer arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (iv) any action to interpret, apply, enforce or determine the validity of any provisions in our certificate of incorporation or bylaws; or (v) action asserting a claim against us or any director or officer of ours governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Subject to the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our or directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial health and our ability to execute our business strategy.

As of December 31, 2021, the aggregate indebtedness under our senior secured notes was $300 million. We expect to maintain significant levels of indebtedness going forward. Our indebtedness could have important consequences including:

•	making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the indenture governing our senior secured notes or agreements governing future indebtedness;

•	increasing our vulnerability to adverse general economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and our industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes; and

•	potentially requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund our other business needs.

We receive debt ratings from the major credit rating agencies in the U.S. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities. Liquidity, asset quality, cost structure, reserve mix and other factors could also be considered by the rating agencies. Any downgrade in our credit rating or the ratings of our indebtedness, or adverse conditions in the debt capital markets, could:

•	adversely affect the trading price of, or market for, our existing or future debt;

•	increase interest expense under future debt;

•	increase the cost of, and adversely affect our ability to refinance, our existing debt; and

•	adversely affect our ability to raise additional debt.

The instruments governing our indebtedness impose certain restrictions on our business, and future such instruments could impose new restrictions on our business.

The instruments governing our indebtedness, including the indenture governing our senior secured notes, contain certain covenants imposing restrictions on our business. These restrictions may affect our ability to operate our business, to plan for, or react to, changes in the market conditions or our capital needs and may limit our ability to take advantage of potential business opportunities as they arise. The credit facility and the indenture governing the senior secured notes include covenants restricting, among other things, our ability to do the following under certain circumstances:

•	incur or guarantee additional indebtedness or issue certain disqualified or preferred stock;

•	pay dividends or make other distributions on, or redeem or purchase any equity interests or make other restricted payments;

•	make certain acquisitions or investments;

•	create or incur liens;

•	transfer or sell assets;

•	incur restrictions on the payment of dividends or other distributions from our restricted subsidiaries;

•	alter the business that we conduct;

•	enter into transactions with affiliates; and

•	consummate a merger or consolidation or sell, assign, transfer, lease or otherwise dispose of all or substantially all our assets.

In addition, the instruments contain customary events of default upon the occurrence of which, after any applicable grace period, the indebtedness could be declared immediately due and payable. In such event, we may not have sufficient available cash to repay such debt at the time it becomes due, or be able to refinance such debt on acceptable terms or at all. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on, and to refinance our debt, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business may not generate cash flow from operations in the future sufficient to satisfy our obligations under our current indebtedness and any future indebtedness we may incur and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our outstanding indebtedness or future indebtedness will depend on market conditions and our financial position at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms when needed, which could result in a default on our indebtedness.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our principal business operations are located in San Francisco, California; however, due to health concerns related to the COVID-19 pandemic, the Company vacated its physical offices in 2020 and our workforce has since remained primarily remote. We lease an office in Portland, Oregon and co-working space in Las Vegas, Nevada for our customer support and engineering operations, as well as a number of smaller offices and coworking spaces in major U.S. cities. In connection with our acquisition of Aarki, Inc. in 2021, we assumed leases for a number of offices and coworking spaces around the world, including data centers in the U.S. and Hong Kong and a Philippines office of approximately 4,850 sq ft. Based on the effectiveness of our remote workforce during COVID-19, we are assessing our plans with respect to our physical footprint. We may acquire additional space as we add employees and continue to expand geographically.

ITEM 3. LEGAL PROCEEDINGS

Refer to note 9, “Contingencies and Commitments,” in this Form 10-K.

Additionally, on May 7 and June 17, 2021, two shareholders filed securities class action lawsuits against Skillz Inc., Andrew Paradise, Casey Chafkin, Miriam Aguirre, Scott Henry and Harry Sloan (collectively, the “Defendants”) in the United States District Court for the Northern District of California captioned Jedrzejczyk v. Skillz Inc., et al., No. 21-cv-3450, and Shultz v. Skillz Inc., et al., No. 21-cv-04662. On October 8, 2021, Court-appointed lead plaintiffs filed an amended consolidated complaint on behalf of all persons who purchased or otherwise acquired Skillz common stock between December 16, 2020 and May 4, 2021 against Defendants as well as the other members of our board of directors (with Defendants, the “Company Defendants”) and the underwriters in our March 2021 underwritten public offering. The amended complaint alleges that the Company Defendants and the underwriter defendants made false and/or misleading statements in violation of Sections 10(b) and 20(a) of the Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, as well as in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. On December 23, 2021, the Company Defendants filed their motion to dismiss the amended consolidated complaint, and a hearing on that motion is currently scheduled for April 21, 2022. The Company Defendants dispute all allegations in the complaints, intend to defend the matter vigorously, and believe the claims are without merit.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock has been listed on the New York Stock Exchange (“NYSE”) under the symbol “SKLZ” since December 17, 2020. There is no public market for our Class B common stock.

Holders of our Common Stock

As of February 24, 2022, there were 553 holders of record of our Class A common stock and one holder of record of our Class B common stock. The number of record holders does not include Depository Trust Company participants or beneficial owners holding shares through nominee names.

Dividend Policy

We have not paid any cash dividends on our common stock to date and we do not intend to pay any cash dividends on our common stock for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the Board at such time.

Securities Authorized for Issuance Under Equity Compensation Plans

Refer to note 13, “Stock Based Compensation,” in this Form 10-K.

Stock Performance Graph

This performance graph shall not be deemed “soliciting material” or to be “filed” with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Skillz Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Standard & Poor’s (“S&P”) 500 Index and the Nasdaq Composite Index. The graph assumes an initial investment of $100 in our common stock at the market close on December 31, 2020 and $100 invested on the same date in each of the S&P 500 Index and the Nasdaq Composite Index. Data for the S&P 500 Index and the Nasdaq Composite Index assume reinvestment of dividends. Total return equals stock price appreciation plus reinvestment of dividends.

Unregistered Sales of Equity Securities

In connection with FEAC’s initial formation in January 2020, Eagle Equity Partners II LLC (“Eagle Equity”) was issued all of FEAC’s outstanding founder shares. On February 10, 2020, FEAC conducted a 1:1.25 stock split of its founder shares such that Eagle Equity directly continued to own all 14,375,000 outstanding founder shares. On March 2, 2020, 20,000 founder shares were transferred to each of Scott M. Delman and Joshua A. Kazam, FEAC’s director nominees. On March 6, 2020, FEAC conducted a 1:1.2 stock split of its founder shares, resulting in Eagle Equity holding an aggregate of 17,210,000 founder shares and there being an aggregate of 17,250,000 founder shares outstanding. The number of founder shares outstanding was determined based on the expectation that the founder shares would represent 20% of the outstanding shares after the FEAC’s initial public offering (“IPO”) excluding the private placement shares underlying the private placement units. In connection with the FEAC Business Combination, Eagle Equity agreed to forfeit 899,797 founder shares.

Simultaneously with the closing of FEAC’s IPO, Eagle Equity purchased an aggregate of 10,033,333 private placement warrants at $1.50 per private placement warrant ($15,050,000 in the aggregate). Each private placement warrant was exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share. The proceeds from the private placement warrants were added to the proceeds from the FEAC IPO held in the trust account. In connection with the FEAC Business Combination, Eagle Equity agreed to forfeit 5,016,666 private placement warrants.

Prior to the consummation of the FEAC Business Combination, FEAC entered into subscription agreements (the “Subscription Agreements”), each dated as of September 1, 2020, with certain institutional investors (the “Investors”), pursuant to which, among other things, FEAC agreed to issue and sell, in private placements, an aggregate of 15,853,052 shares of Class A common stock, par value $0.0001 per share, of FEAC (“FEAC Class A common stock”) for $10.00 per share (the “Private Placement”). The Private Placement closed immediately prior to the FEAC Business Combination. The shares of FEAC Class A common stock issued to the Investors became shares of Class A common stock upon consummation of the FEAC Business Combination.

In connection with consummation of the FEAC Business Combination, Eagle Equity delivered 5,000,000 of its shares of Class B common stock, par value $0.0001 per share, of FEAC (the “FEAC Class B common stock” and together with the FEAC Class A common stock, the “FEAC Shares”) into escrow that are subject to release if certain earn-out conditions are satisfied. Such earn-out conditions were satisfied and on March 5, 2021, these shares were released to the Old Skillz stockholders who received shares of common stock as a result of the FEAC Business Combination in the form of shares of Class A common stock (other than the Founder and a trust for the benefit of his family members who will receive shares of Class B common stock and other than 270 shares of Class A common stock that were released to the Company).

In connection with the Company’s acquisition of Aarki on July 16, 2021, aggregate consideration paid by the Company was approximately $162.3 million, which consisted of approximately $95.3 million in cash with the remaining approximately $67.1 million comprised of 4.4 million shares of Skillz Class A common stock. The shares of Skillz Class A common stock issued in connection with the acquisition were issued in reliance upon exemptions from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Regulation D promulgated thereunder, based upon appropriate representations and certifications that Skillz has received from Aarki and each Aarki stockholder receiving Skillz Class A common stock. The issuance of any additional shares of Skillz Class A common stock in connection with the payment of any contingent merger consideration described above is also expected to be exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand the results of operations and financial condition of Skillz Inc. (for purposes of this section, “Skillz,” “we,” “us” and “our”). MD&A is provided as a supplement and should be read in conjunction with the consolidated financial statements and related notes included in Part II, Item 8, “Financial Statements and Supplementary Data”, of this Annual Report on Form 10-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Part I, Item 1A, “Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. For a comparison of our results of operations for the fiscal years ended December 31, 2020 and 2019 see Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, filed with the SEC on May 13, 2021.

Overview

We operate a marketplace that connects the world through competition, serving both developers and users. Our platform enables fair, fun and competitive gaming experiences and the trust we foster with users is the foundation upon which our community is built. We believe our marketplace benefits from a powerful network effect: compelling content attracts users to our platform, while the increasing size of our audience attracts more developers to create new interactive experiences on our platform.

Skillz was founded in 2012 by Andrew Paradise and Casey Chafkin with the vision to make eSports accessible to everyone possible. During the year ended December 31, 2021, the platform has over 2 million average MAUs and hosts an average of over 6 million daily tournaments, including over 2 million paid entry daily tournaments, offering over $164 million in prizes each month. As of December 31, 2021, we had over 10,000 registered game developers on our platform that have launched a game integration.

Our culture is built upon a set of values established by our founders, aligning the company and its employees in a common vision. Our seven values are: Honor; Mission; Collaboration; Productivity; Willingness; Frugality; and Balance. Our approach has focused on trust and fairness for users enabling game developers to focus on what they do best: build great content.

Our technology capabilities are industry-leading and provide the tools necessary for developers to compete with the largest and most sophisticated mobile game developers in the world. Our easy-to-integrate software development kit (“SDK”) and developer console allow our developers to monitor, integrate and update their games seamlessly over the air. We ingest and analyze over 300 data points from each game play session, enhancing our data-driven algorithms and LiveOps systems. Moreover, we have developed a robust platform enabling fun, fair and meaningful competitive gameplay.

Historically, our top games and related developers have accounted for a substantial portion of our revenue. For the year ended December 31, 2021, 2020 and 2019, the games Solitaire Cube, 21 Blitz (each developed by Tether Studios, LLC (“Tether”)) and Blackout Bingo (developed by Big Run Studios Inc. (“Big Run”)) combined accounted for 72%, 79%, and 72% of our revenue, respectively. For the years ended December 31, 2021, 2020 and 2019 Tether accounted for 42%, 59%, and 83% of our revenue, respectively. For the years ended December 31, 2021, 2020 and 2019 Big Run accounted for 39%, 28%, and 0% of our revenue, respectively.

Our top titles rotate over time as more games generate success on the Skillz platform. In the year ended December 31, 2021, the number of games that generated over $1 million of annualized GMV grew 22% from 36 to 44. GMV represents entry fees that may be paid using cash deposits, prior cash winnings that have not been withdrawn, and end-user incentives.

In addition to growing the number of games experiencing success on our platform, we have historically increased the number of users on our platform and improved the rate of conversion of such users to paying users. For the years ended December 31, 2021, 2020 and 2019, we served 3 million, 2.6 million, and 1.6 million MAUs, respectively, and had ARPU of $10.90, $7.50 and $6.30, respectively. We monitor the conversion of users to paying users based on the ratio of Paying MAU to MAU. For the years ended December 31, 2021, 2020 and 2019, our Paying MAU to MAU ratio was 17%, 13%, and 10%, respectively, our Paying MAU was 0.5 million, 0.3 million and 0.2 million, respectively and our monthly ARPPU was $62, $59 and $62, respectively.

On July 16, 2021, the Company completed the acquisition of Aarki, Inc. (“Aarki”) and acquired 100% of the outstanding equity and voting interests of Aarki under the terms of the Agreement and Plan of Merger. The Company transferred $162.3 million in consideration comprised of $95.3 million in cash and $67.1 million comprised of 4.4 million of Skillz Class A common stock to the existing Aarki stockholders. We expect that the addition of Aarki’s technology-driven marketing platform will result in significant efficiencies in user acquisition costs, which can be reinvested to acquire more users to accelerate growth and provide a broader product offering, including media buying capabilities to better serve game developers. The financial results of Aarki have been included in the Company’s consolidated financial statements since the date of the acquisition.

Our Financial Model

Skillz’s financial model aligns the interests of gamers and developers, driving value for our stockholders. By monetizing through competition, our system eliminates friction that exists in traditional monetization models between the developer and the gamer. The more gamers enjoy our platform the longer they play, creating more value for Skillz and our developers. By generating higher player to payor conversion, retention and engagement, we are able to monetize users at more than five times higher what our developers would generate through advertisements or in-game purchases.

Our platform allows users to participate in fair competition, while rewarding developers who create games that keep players engaged. We generate revenue by receiving a percentage of player entry fees in paid contests, after deducting end-user prize money (i.e. winnings from the Competitions), end-user incentives accounted for as reduction of revenue and the profit share paid to developers (the “Take Rate”). GMV represents entry fees that may be paid using cash deposits, prior cash winnings that have not been withdrawn, and end-user incentives. Cash deposits represented approximately 10%, 11%, and 11% of total entry fees for the years ended December 31, 2021, 2020 and 2019, respectively. Prior cash winnings that have not been withdrawn represented approximately 81%, 82% and 82% of total entry fees for the years ended December 31, 2021, 2020 and 2019, respectively. End-user incentives represented approximately 9%, 7%, and 7% of total entry fees for the years ended December 31, 2021, 2020 and 2019. Our model has allowed us to grow users, developers and revenue steadily while driving meaningful operating leverage.

The following are key elements of our financial model:

•	The scale, growth and engagement of the users — As we continue to acquire users, our ability to match comparable players, on both skill level and tournament template, in a fair and timely manner improves. Better matching leads to stronger engagement and the ability to create larger tournaments with more profitable take rates. This creates a stickier, more engaging, and continuously improving experience for our players, which in turn attracts more players to our platform, creating a positively reinforcing cycle leading to ever-improving gaming experiences.

•	The scale, growth and partnership of our developers — We have created a platform that drives economic success for our developers. Our end-to-end platform allows developers to focus on creating games by automating and optimizing integral parts of their businesses — from user acquisition and monetization to game optimization. Our built-in payments, analytics, customer support, and live operations platform enables our developers to consistently learn, grow, earn and share in our success.

•	Product-first philosophy and data science capabilities — We have built a culture that puts product first, driving our impact with users and developers and then scaling marketing investment. In 2021, 42% of our salary costs were spent on product development. Our easy-to-integrate SDK contains over 200 features in a less than 16-MB package which allows for over-the-air upgrades. Our intuitive Developer Console dashboard enables our developers to rapidly integrate and monitor the performance of their games. Our LiveOps system enables us to manage and optimize the user experience across the thousands of games on our platform.

We collect over 300 data points during each gameplay session to feed our big data assets which augment all elements of our platform. Our key data science technologies drive our player rating and matching, anti-cheat and anti-fraud, and user experience personalization engine.

•	Our unit economics — Our proprietary and highly scalable software platform produces revenue at a low direct cost, contributing to our gross margins. Once acquired, each user cohort contributes predictably to revenue over its life. A cohort is all the users acquired in the period presented. A user is considered part of a cohort based on the first time they make a deposit and enter a paid tournament. Once a user is considered part of a cohort, they are always counted in that cohort.

Key Components of Results of Operations

Revenue

Skillz provides a service to the game developers aimed at improving the monetization of their game content. The monetization service provided by Skillz allows developers to offer multi-player competition to their end-users which increases end-user retention and engagement.

By utilizing the Skillz monetization services, game developers can enhance the player experience by enabling them to compete in head-to-head matches, live tournaments, leagues, and charity tournaments and increase player retention through referral bonus programs, loyalty perks, on-system achievements and bonus cash. Skillz provides developers with a SDK that they can download and integrate with their existing games. The SDK serves as a data interface between Skillz and the game developers that enables Skillz to provide monetization services to the developer. Specifically, these monetization services include end-user registration services, player matching, fraud and fair play monitoring, and billing and settlement services. The SDK and Skillz monetization services provide the following key benefits to the developers:

•	Streamlined game and tournament management allowing players to register with the developer to compete in games for prizes while earning Skillz loyalty perks;

•	Fair play in each tournament via the Skillz suite of fairness tools, including skill-based player matching and fraud monitoring;

•	Improved end-user retention by rewarding the most loyal players with Ticketz which can be redeemed in the Skillz virtual store and are earned in every match and can be redeemed for prizes or credits to be used towards future paid entry fee tournaments;

•	Marketing campaigns through main-stream online advertising networks and social media platforms to drive end-user traffic to developers’ games within the Skillz ecosystem;

•	Systematic calls to end-user action via push notifications to users with game results, promotional offers, and time-sensitive actions; and

•	Process end-user payments, billings and settlements on behalf of the developer to enable players to connect their preferred payment method to deposit and enter into the game developers’ multi-player competitions for cash prizes.

Generally, end-users are required to deposit funds into their Skillz account in order to be eligible to participate in games for prizes. As part of its monetization services, Skillz is responsible for processing all end-user payments, billings and settlements on behalf of the game developer, such that the game developer does not have to collect directly from or make payments directly to the end-users. When the end-users enter into cash games, the end-users pay an entry fee using cash deposits, prior cash winnings in the end-users’ accounts that have not been withdrawn, and end-user incentives (specifically Bonus Cash). Skillz recognizes revenue related to each game regardless of how entry fees are paid. Skillz is responsible for distributing the prize money to the winner on behalf of the game developer. Skillz typically withholds 16% to 20% of the total entry fees when distributing the prize money as a commission. That commission is shared between Skillz and the game developers; however, the game developers’ share is calculated solely based upon entry fees paid by net cash deposits received from end-users, adjusted for certain costs incurred by Skillz to provide monetization services.

Costs and Expenses

Cost of Revenue

Our cost of revenue consists of variable costs. These include mainly (i) payment processing fees, (ii) customer support costs, (iii) direct software costs, (iv) amortization of internal use software, (v) amortization of intangible assets which include developed technology, and (vi) server costs.

We incur payment processing costs on user deposits. We also incur costs directly related to servicing end-user support tickets on behalf of the game developer that are logged by users directly within the Skillz SDK. These support costs include an allocation of the facilities expense, such as rent, maintenance and utilities costs according to headcount, needed to service these tickets. We use a third party as our cloud computing service; we incur server and software costs as a direct result of running our SDK in our developers’ games.

Research and Development

Research and development expenses consist of software development costs, comprised mainly of product and platform development, server and software costs that support research and development activities, and to a lesser extent, allocation of rent, maintenance and utilities costs according to headcount. Personnel related expenses consist of salaries, benefits, and stock-based compensation. We expect research and development expenses will fluctuate both in terms of absolute dollars and as a percentage of revenue in the future.

Sales and Marketing

Sales and marketing expenses consist primarily of direct advertising costs and end-user incentives that are not recorded as a reduction of revenue and amortization of intangible assets which include customer relationships. Sales and marketing also includes allocations of rent, maintenance and utilities costs according to headcount. Personnel related expenses consist of salaries, benefits, and stock-based compensation. We expect sales and marketing expenses will fluctuate both in terms of absolute dollars and as a percentage of revenue in the future.

General and Administrative

General and administrative expenses consist of personnel-related expenses for our corporate, executive, finance, and other administrative functions, expenses for outside professional services, and allocation of rent, maintenance and utilities costs according to headcount. Personnel related expenses consist of salaries, benefits and stock-based compensation. General and administrative expenses also includes expenses related to a loss contingency accrual.

We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Changes from Prior Period Reports

Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information

The SEC issued Release No. 33-10890 “Management’s Discussion and Analysis, Selected Financial Data, Supplementary Financial Information” which became fully effective on August 9, 2021. This release was adopted to simplify and enhance certain financial disclosure requirements in Regulation S-K. Specifically, the SEC eliminated the requirement for selected financial data, only requiring quarterly disclosure when there are retrospective changes affecting comprehensive income, and amending the matters required to be presented under Management’s Discussion and Analysis (MD&A) to, among other things, eliminate the requirement to include the contractual obligations table.

With our adoption of this release, we have eliminated from this document the items discussed above that are no longer required. Information on our contractual obligations is still disclosed in narrative form within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated.

	Year Ended December 31,
	2021	2020	2019

	(in thousands, except share and per share data)
Revenue	$384,089	$230,115	$119,872
Costs and expenses:
Cost of revenue	24,711	12,281	5,713
Research and development	46,017	23,225	11,241
Sales and marketing	465,457	251,941	111,370
General and administrative	135,026	42,289	16,376
Total costs and expenses	671,211	329,736	144,700
Loss from operations	(287,122)	(99,621)	(24,828)
Interest expense, net	(1,222)	(1,325)	(2,497)
Change in fair value of common stock warrant liabilities	87,922	(23,049)	—
Other income (expense), net	49	(21,400)	3,720
Loss before income taxes	(200,373)	(145,395)	(23,605)
(Benefit) provision for income taxes	(18,996)	115	—
Net loss	$(181,377)	$(145,510)	$(23,605)
Net loss per share attributable to common stockholders:
Basic	$(0.47)	$(0.49)	$(0.09)
Diluted	$(0.69)	$(0.49)	$(0.09)
Weighted average shares outstanding:
Basic	384,625,249	294,549,146	261,228,108
Diluted	388,549,673	294,549,146	261,228,108

Revenue

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
Revenue	$384,089	$230,115	67%

2021 Compared to 2020

Revenue increased by $154.0 million, or 67%, to $384.1 million in 2021 from $230.1 million in 2020. The increase was attributable primarily to an increase in paying MAUs, driven by sales and marketing investment to acquire new paying users. ARPU increased 45% over the same period.

Cost of Revenue

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
Cost of revenue	$24,711	$12,281	101%

2021 Compared to 2020

Cost of revenue increased by $12.4 million, or 101%, to $24.7 million in 2021 from $12.3 million in 2020. The increase in cost of revenue was primarily driven by amortization of acquired developed technology intangible assets, increase in server expense, and increase in payment processing costs. Cost of revenue as a percentage of revenue increased to 6% in 2021 from 5% in 2020.

Research and Development

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
Research and development	$46,017	$23,225	98%

2021 Compared to 2020

Research and development costs increased by $22.8 million, or 98%, to $46.0 million in 2021 from $23.2 million in 2020. The increase was primarily driven by a $17.9 million increase in research and development headcount costs, a $2.5 million increase in server and software costs, a $0.3 million increase in facilities costs, a $0.4 million increase in allocation of related overhead costs, and a $1.4 million increase in capitalized internal-use software development costs, as certain projects entered the application development stage. Research and development expenses accounted for 12% of revenues in 2021 compared to 10% in 2020.

Sales and Marketing

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
Sales and marketing	$465,457	$251,941	85%

2021 Compared to 2020

Sales and marketing costs increased by $213.5 million, or 85%, to $465.5 million in 2021 from $251.9 million in 2020. The increase was attributable primarily to a 77% increase in spend to acquire new paying users and an 88% increase in engagement marketing spend. User acquisition marketing costs were $242.2 million and $136.6 million in 2021 and 2020, respectively. This increase reflects higher digital advertising costs that resulted in an increase in our acquisition cost per user in 2021 compared to 2020. Engagement marketing costs were $187.6 million and $99.8 million in 2021 and 2020, respectively. Engagement marketing as a percentage of revenue increased to 49% in 2021 from 43% in 2020. This increase reflects investment in marketing programs that resulted in an increase in our engagement marketing cost per user in 2021 compared to 2020.

General and Administrative

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
General and administrative	$135,026	$42,289	219%

2021 Compared to 2020

General and administrative costs increased by $92.7 million, or 219%, to $135.0 million in 2021 from $42.3 million in 2020. The increase was primarily driven by a $42.7 million increase in headcount costs, of which a $31.0 million increase is related to stock-based compensation expense, a $7.3 million increase in professional fees related to the Company’s follow-on offering, a $15.0 million increase in professional fees driven by the Company’s acquisition of Aarki, a $16.4 million increase in public company-related insurance costs and legal costs, a $2.7 million increase in other public company costs and a $11.6 million increase in expense related to a loss contingency accrual, partially offset by a $2.7 million decrease in facilities expenses. General and administrative expenses accounted for 35% of revenues in 2021 compared to 18% in 2020.

Interest expense, net

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
Interest expense, net	$(1,222)	$(1,325)	(8)%

2021 Compared to 2020

Interest expense, net decreased by $0.1 million, or 8%, to $1.2 million in 2021 from $1.3 million in 2020. The decrease was primarily driven by the repayment of a previously outstanding loan in 2020, partially offset by an increase in interest expense related to our senior secured notes issued in December 2021.

Change in fair value of common stock warrant liabilities

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
Change in fair value of common stock warrant liabilities	87,922	(23,049)	NM

The change in fair value of warrant liabilities was due to the change in the estimated fair value of the Private Common Stock Warrants and redemption of Public Common Stock Warrants. Refer to Note 11, Common Stock Warrants, of the notes to the consolidated financial statements for further discussion.

Other income (expense), net

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
Other income (expense), net	$49	$(21,400)	(100)%

2021 Compared to 2020

Other income (expense), net increased by $21.4 million to $0.05 million in other income in 2021 from $(21.4) million in other expense in 2020. The increase was primarily driven by fair value adjustments of financial instruments in 2020.

(Benefit) provision for income taxes

	Year Ended December 31,
(In thousands, except percentages)	2021	2020	2020 to 2021 % Change
(Benefit) provision for income taxes	$(18,996)	$115	NM

2021 Compared to 2020

Provision for income taxes decreased by $19.1 million in 2021. The decrease was primarily driven by a discrete benefit related to the partial release of valuation allowance due to the acquisition of Aarki and a decrease in accrued state tax liabilities.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measure is useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively with GAAP financial information, may be helpful to investors in assessing our operating performance. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP.

Adjusted EBITDA

“Adjusted EBITDA” is defined as net income (loss), excluding interest income (expense); change in fair value of common stock warrant liabilities; other income (expense), net; income tax provision; depreciation and amortization; stock-based compensation expense and related payroll tax expense; and certain other non-cash or non-recurring items impacting net income (loss) from time to time, including, but not limited to fair value adjustments for certain financial liabilities (including derivatives) associated with debt and equity transactions, impairment charges, acquisition related expenses for transaction costs and loss contingency accruals, as they are not indicative of business operations. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA we may incur future expenses similar to those excluded when calculating this measure. In addition, our presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to Adjusted EBITDA for the periods indicated (in thousands):

	Year Ended December 31,
	2021	2020	2019
Net loss	$(181,377)	$(145,510)	$(23,605)
Interest expense, net	1,222	1,325	2,497
Stock-based compensation	60,331	23,757	1,237
Change in fair value of common stock warrant liabilities	(87,922)	23,049	—
(Benefit) provision for income taxes	(18,996)	115	—
Depreciation and amortization	11,133	1,609	711
Other (income) expense, net(1)(2)	(49)	21,400	(3,648)
Impairment charge(3)	—	3,395	—
Acquisition related expenses(4)	7,983	—	—
Loss contingency accrual(5)	11,557	—	—
One-time nonrecurring expenses(6) (7)	14,630	4,747	—
Adjusted EBITDA	$(181,488)	$(66,113)	$(22,808)

(1)	For the year ended 2020, other (income) expense, net is primarily attributed to a $21.7 million adjustment to the fair value of the redeemable convertible Series E preferred stock forward contract liability.

(2)	For the year ended 2019, other (income) expense, net include a $3.6 million remeasurement gain for the bifurcated derivative liability related to the Company’s convertible promissory notes issued in 2018.

(3)	For the year ended 2020, this represents an impairment charge of a lease deposit and prepayment in connection with a lease agreement related to our new corporate facilities in San Francisco.

(4)	For the year ended 2021, this represents acquisition related expenses for our Aarki acquisition.

(5)	For the year ended 2021, this amount represents a loss contingency accrual related to a litigation matter relating to a former employee as discussed in Note 9, Commitments and Contingencies.

(6)	For the year ended 2021, amounts represent one-time nonrecurring expenses related to the follow-on offering and executive severance expense.

(7)	For the year ended 2020, amounts represent one-time transaction expenses related to the FEAC Business Combination.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from the sales of capital stock. As of December 31, 2021, our principal sources of liquidity were our cash and cash equivalents in the amount of $241.3 million, which are primarily invested in money market funds and marketable securities with maturity less than three months.

In December 2021, the Company offered $300 million aggregate principal amount of senior secured notes due 2026 in a private offering. The notes were sold in a private placement to qualified institutional buyers. Annual interest started to accrue from December 20, 2021 at a stated rate of 10.25%, and will be payable semiannually on June 15 and December 15 of each year, beginning on June 15, 2022. The notes will mature on December 15, 2026. We intend to use the net proceeds from the offering for general corporate purposes, which may include potential investments in or acquisitions of other companies, products, or technologies that we may identify in the future. The notes contain customary covenants restricting our and certain of our subsidiaries’ ability to incur debt, incur liens, make distributions to holders of our stock, make certain transactions with our affiliates, as well as certain financial covenants specified in the indentures. We were in compliance with all covenants applicable to the notes as of December 31, 2021.

As of the date of this statement, our existing cash resources are sufficient to continue operating activities for at least one year past the issuance date of the consolidated financial statements. Our future cash requirements will depend on many factors, including our rate of revenue growth and the expansion of our sales and marketing activities. We also may invest in or acquire complementary businesses, applications or technologies.

The following table provides a summary of cash flow data (in thousands):

	Year Ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(180,154)	$(56,232)	$(21,937)
Net cash used in investing activities	$(643,924)	$(3,246)	$(3,223)
Net cash provided by financing activities	$802,682	$296,578	$31,168

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development, sales and marketing, and general and administrative activities. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities was $180.2 million for the year ended December 31, 2021. The most significant component of our cash used during this period was a net loss of $181.4 million, which included non-cash income of $87.9 million for the change in fair value related to Public and Private Common Stock Warrants, a $19.2 million deferred income tax benefit, non-cash expenses of $60.3 million related to stock-based compensation, $11.1 million related to depreciation and amortization, accretion of unamortized discounts and amortization of issuance costs, and net cash inflows of $36.1 million from changes in operating assets and liabilities. The net cash inflows from changes of operating assets and liabilities were primarily the result of an increase in other liabilities of $27.0 million, primarily related to an increase in accrued sales and marketing costs.

Cash Flows from Investing Activities

Net cash used in investing activities was $643.9 million for the year ended December 31, 2021. For the year ended December 31, 2021, the net cash used in investing activities included the $504.0 million purchases of marketable securities, $84.0 million used for acquisition of Aarki, net of cash acquired, and $54.8 million used for investments in non-marketable equity securities. In prior periods, the net cash used in investing activities related to purchases of investments and property and equipment, including internal-use software.

Cash Flows from Financing Activities

Net cash provided by financing activities was $802.7 million for the year ended December 31, 2021, which was primarily due to $402.1 million in net proceeds from the issuance of common stock in connection with the Company’s follow-on offering, $280.9 million of borrowings under debt agreements, net of issuance costs, and $130.6 million of proceeds from the exercise of common stock warrants, partially offset by $13.2 million in payments made towards offering costs.

Contractual Obligations and Commitments

Our material cash requirements include the following contractual and other obligations.

Leases

We have operating lease arrangements for office space, equipment and other corporate assets. As of December 31, 2021, we had lease payment obligations of $27.8 million, with $6.5 million payable within 12 months.

Secured Notes and Term Loan

Refer to “Liquidity and Capital Resources” under Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Annual Report on Form 10-K for more information.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, as well as risks to the availability of funding sources. Please refer to Item 7A Quantitative and Qualitative Disclosure About Market Risk in this Form 10-K for a detailed discussion on the relevant risks.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our consolidated financial statements, we believe that the following accounting policies are most critical to understanding our financial condition and historical and future results of operations:

•	Revenue recognition

•	Stock-based compensation

•	Business Combinations

•	Goodwill

Revenue Recognition

Skillz provides monetization services to game developers enabling them to offer competitive games to our end-users. These activities are not distinct from each other as we provide an integrated service enabling the game developers to provide the competitive game service to the end-users, and as a result, they do not represent separate performance obligations. We are entitled to a revenue share based on total entry fees for paid Competitions, regardless of how they are paid, net of end-user prizes (i.e., winnings from the Competitions) and other costs to provide the monetization services. The game developers’ revenue share, however, is calculated solely based upon entry fees paid by net cash deposits received from end-users. In addition, we reduce revenue for certain end-user incentives which are determined to be a payment to a customer.

Skillz collects the entry fees and related charges from end-users on behalf of game developers using the end-user’s pre-authorized credit card or PayPal account and withholds its fees before making the remaining disbursement to the game developer; thus, the game developer’s ability and intent to pay is not subject to significant judgment.

Revenue is recognized at the time the performance obligation is satisfied by transferring control of the promised service in an amount that reflects the consideration that we expect to receive in exchange for the Monetization Services. We recognize revenue upon completion of a game, which is when our performance obligation to the game developer is satisfied. We do not have contract assets or contract liabilities as the payment of the transaction price is concurrent with the fulfillment of the services. At the time of game completion, we have the right to receive payment for the services rendered. Our agreements with game developers can generally be terminated for convenience by either party upon thirty days prior written notice, and in certain of our larger developer agreements, the developer, if required by us, must continue to make its games available on our platform for a period of up to twelve months. As we are able to terminate our developer agreements at our convenience, we have concluded the contract term for revenue recognition does not extend beyond the contractual notification period. We do not have any transaction price allocated to performance obligations that are unsatisfied (or partially satisfied).

End-User Incentive Programs

To drive traffic to the platform, we provide promotions and incentives to end-users in various forms. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when we pay or promise to pay the incentive. Promotions and incentives recorded as sales and marketing expense are recognized when we incur the related cost. In either case, the promotions and incentives are recognized when they are used by end-users to enter into a paid competition.

Marketing promotions and discounts accounted for as a reduction of revenue. These promotions are typically pricing actions in the form of discounts that reduce the end-user entry fees and are offered on behalf of the game developers. Although not required based on our agreement with the game developers, we consider that the game developers have a valid expectation that certain incentives will be offered to end-users. The determination of a valid expectation is based on the evaluation of all information reasonably available to the game developers regarding our customary business practices, published policies and specific statements.

An example of an incentive for which the game developer has a valid expectation is Ticketz, which are a currency earned for every competition played based on the amount of the entry fee. Ticketz can be redeemed for Bonus Cash. Another example is initial deposit Bonus Cash which is a promotional incentive program that can be earned in fixed amounts when an end-user makes an initial deposit on the Skillz platform. Bonus Cash can be used by end-users to enter into future paid entry fee competitions and cannot be withdrawn by end-users.

Marketing promotions accounted for as sales and marketing expense. When we conclude that the game developers do not have a valid expectation that the incentive will be offered, we record the related cost as sales and marketing expense. The Company’s assessment is based on an evaluation of all information reasonably available to the game developers regarding our customary business practices, published policies and specific statements. These promotions are offered to end-users to draw, re-engage, or generally increase end-users’ use of our platform.

An example of this type of incentive is limited-time Bonus Cash offers, which are targeted to specific end-users, typically those who deposit more frequently or have not made a deposit recently, via email or in-app promotions. We target groups of end-users differently, offering specific promotions we think will best stimulate engagement. Similar to Bonus Cash earned from a redemption of Ticketz or an initial deposit, limited-time Bonus Cash can only be used by end-users to enter into future paid entry fee competitions and cannot be withdrawn by end-users. The Company also hosts engagement marketing leagues run over a period of days or weeks, which award league prizes in the form of cash or luxury goods to end-users with the most medals at the end of the league. End-users accumulate medals by winning Skillz enabled paid entry fee competitions. Skillz determines whether or not to run a league, what prizes should be awarded, over what time period the league should run, and to which end-users the prizes should be paid, all at its discretion. The league parameters vary from one league to the next and are not reasonably known to the game developers. League prizes in the form of cash can be withdrawn or used by end-users to enter into future paid entry fee competitions.

Stock-Based Compensation

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. For awards that vest solely based on a service condition, the cost is recognized on a straight-line basis over the service period, which is generally the vesting period of the award. For awards that vest based on service, performance and market conditions, we recognize stock-based compensation expense when the performance conditions are probable of being achieved. The compensation cost related to awards with market conditions is recognized on an accelerated attribution basis over the requisite service period and regardless of whether the market condition is satisfied, if the requisite service is provided. We recognize stock-based compensation costs and reverse previously recognized costs for unvested options in the period forfeitures occur.

For awards with market conditions, we determine the grant date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions such as expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected capital raise percentage. We estimate the volatility of common stock on the date of grant based on the weighted average historical stock price volatility of comparable publicly-traded companies in our industry group. We estimate the expected term based on various exercise scenarios, as these awards are not considered “plain vanilla.” The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. We estimate the expected date of a qualifying event and the expected capital raise percentage based on management’s expectations at the time of measurement of the award’s value.

Business Combinations

The results of businesses acquired in business combinations are included in our consolidated financial statements from the date of the acquisition. We use the acquisition method of accounting and allocate the purchase price, including the fair value of any non-cash consideration, to the identifiable assets and liabilities of the relevant acquired business at their acquisition date fair values. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss.

Determining the fair value of assets acquired and liabilities assumed requires us to perform valuations with significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level, which is the same or one level below the operating segment. We have one operating segment: Skillz Platform, Inc. We identify our reporting unit by assessing whether there are components of the operating segment which constitute businesses for which discrete financial information is available and reviewed regularly by segment managers. We test goodwill for impairment at least annually during the fourth fiscal quarter, or more frequently if indicators of impairment exist during the fiscal year. Events or circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, loss of key customers, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or significant underperformance relative to expected historical or projected future results of operations.

When testing goodwill for impairment, we first perform a qualitative assessment. If we determine that it is not more likely than not that a reporting unit’s fair value is less than our carrying amount, then no further analysis is necessary. If we determine it is more likely than not that a reporting unit’s fair value is less than its carrying amount, then we compare the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If, however, the fair value of the reporting unit is less than its carrying amount, then such balance would be recorded as an impairment loss. Any impairment loss is limited to the carrying amount of goodwill allocated to the reporting unit.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, as well as risks to the availability of funding sources.

Interest Rate Risk

The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of December 31, 2021, we had cash and cash equivalents of $241.3 million, which consisted of money market fund accounts and commercial papers for which the fair market value would be affected by changes in the general level of U.S. interest rates. As of December 31, 2021, we had marketable securities of $501.7 million, which primarily consisted of U.S government, corporate debt securities, asset backed securities, commercial paper, and debt instruments issued by foreign governments. We limit the amount of credit exposure to any one issuer. Our investments carry a degree of interest rate risk. However, due to the low-risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and marketable securities.

Foreign Currency Risk

There was no material foreign currency risk for the years ended December 31, 2021 and 2020.

ITEM 8. FINANCIAL STATEMENTS

The supplementary financial information required by this Item 8 is included in Item 7.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Skillz Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skillz Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 1, 2022 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Presentation of End-User Incentive Programs

Description of the Matter

As described in Note 1 to the financial statements, the Company primarily derives its revenues by providing monetization services. The Company determined that its customer in the provision of its monetization services is the game developer. The monetization services provided by the Company allow developers to offer multi-player competition to their end-users. As part of its monetization services, the Company offers promotions and incentives to end-users in various forms. Promotions and incentives that are accounted for as payments to a customer are presented as a reduction of revenue, while all other promotions and incentives are presented as sales and marketing expense. As a result, the Company’s determination of whether promotions and incentives are accounted for as payments to a customer impacts the amount of recognized revenue. The Company recognized a reduction of revenue of $74.1 million and sales and marketing expense of $176.1 million related to its end-user promotion and incentive programs for the year ended December 31, 2021.

Auditing the Company’s accounting for end-user promotion and incentive programs was challenging and complex due to the significant judgment involved in the Company’s determination of which promotions and incentives represent payments to a customer and which ones represent sales and marketing expense. The Company determines which promotions and incentives represent payments to a customer based on its evaluation of whether the game developers have a valid expectation that the promotions and incentives will be offered to end-users on the game developers’ behalf. The Company’s assessment of valid expectations is based on an evaluation of all information reasonably available to the game developers regarding the Company’s customary business practices, published policies and specific statements.

How We Addressed the Matter in Our Audit

We performed substantive audit procedures that included, among others, evaluating what information is reasonably available to game developers regarding the Company’s customary business practices, published policies and specific statements, and testing, on a sample basis, the appropriate presentation of promotions and incentives transactions as either a reduction of revenue or sales and marketing expense. Additionally, we performed data analytics to evaluate the reasonableness of end-user incentive amounts presented as a reduction of revenue and sales and marketing expense.

Acquisition of Aarki, Inc.

Description of the Matter

During 2021, the Company completed its acquisition of Aarki, Inc. (Aarki) for total consideration of $162.3 million, as disclosed in Note 3 to the financial statements. The transaction was accounted for as a business combination.

Auditing the Company's accounting for its acquisition of Aarki was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets, which principally consisted of $60.4 million attributable to acquired developed technology and $26.2 million attributable to acquired customer relationships. The significant estimation uncertainty was primarily due to the judgment involved in determining the fair values of the acquired developed technology and customer relationships, as well as the sensitivity of management’s estimates to underlying key assumptions about the future performance of the acquired business. The Company used valuation methods, including a multi-period excess earnings approach to estimate the fair value of the developed technology and a "with and without" income approach to estimate the fair value of the customer relationships. These valuation methods required the use of certain key assumptions, including discount rates and certain assumptions that form the basis of the forecasted results (e.g., projected revenues, costs and expenses, market participant synergies, technology migration curves, and customer attrition rates). These key assumptions, taken together, have a significant effect on the estimated fair value of the acquired developed technology and customer relationship intangible assets, and could be impacted by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the intangible assets related to acquired developed technology and customer relationships, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methods, the key assumptions used by the Company's valuation specialist, and the completeness and accuracy of the underlying data supporting the significant assumptions. For example, we compared the key assumptions to the historical results of the acquired business and of other companies within the same industry. We involved our valuation specialists to assist with our evaluation of the methods used by the Company and the key assumptions included in the fair value estimates.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Redwood City, California

March 1, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Skillz Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Skillz Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Skillz Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Aarki, Inc., which is included in the December 31, 2021 consolidated financial statements of the Company and constituted approximately 3% of total assets as of December 31, 2021 and approximately 3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Aarki, Inc.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the Company’s information technology general controls in the areas of access and program change over information technology systems that support the Company’s financial reporting processes, and controls across business processes, including where management review is involved, due to insufficient documentation of control activities and retention of evidence to demonstrate management’s review.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the financial statements, and this report does not affect our report dated March 1, 2022, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Redwood City, California

March 1, 2022

SKILLZ INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and par value per share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$241,332	$262,728
Marketable securities, current	319,055	—
Accounts receivable, net	13,497	—
Prepaid expenses and other current assets	16,704	10,491
Total current assets	590,588	273,219
Property and equipment, net	9,988	5,292
Operating lease right-of-use assets, net	14,511	—
Marketable securities, non-current	182,629	—
Non-marketable equity securities	55,649	—
Intangible assets, net	79,137	—
Goodwill	86,845	—
Other long-term assets	3,478	3,910
Total assets	$1,022,825	$282,421
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$19,753	$22,039
Accrued professional fees	250	5,699
Operating lease liabilities, current	2,110	—
Other current liabilities	64,719	19,618
Total current liabilities	86,832	47,356
Operating lease liabilities, non-current	13,567	—
Common stock warrant liabilities, non-current	6,293	178,232
Long-term debt, non-current	278,889	—
Other long-term liabilities	13,544	46
Total liabilities	399,125	225,634
Commitments and contingencies (Note 9)
Stockholders’ equity:
Preferred stock $0.0001 par value; 10 million shares authorized — 0 issued and outstanding as of December 31, 2021 and 2020	—	—
Common stock $0.0001 par value; 625 million shares authorized; Class A common stock – 500 million shares authorized; 340 million and 292 million shares issued and outstanding as of December 31, 2021 and 2020, respectively; Class B common stock – 125 million shares authorized; 69 million and 78 million shares issued and outstanding as of December 31, 2021 and 2020, respectively	40	37
Additional paid-in capital	1,043,600	295,065
Accumulated other comprehensive income (loss)	(248)	—
Accumulated deficit	(419,692)	(238,315)
Total stockholders’ equity	623,700	56,787
Total liabilities and stockholders’ equity	$1,022,825	$282,421

See accompanying Notes to the Consolidated Financial Statements.

SKILLZ INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except for number of shares and per share amounts)

	Year Ended December 31,
	2021	2020	2019
Revenue	$384,089	$230,115	$119,872
Costs and expenses:
Cost of revenue	24,711	12,281	5,713
Research and development	46,017	23,225	11,241
Sales and marketing	465,457	251,941	111,370
General and administrative	135,026	42,289	16,376
Total costs and expenses	671,211	329,736	144,700
Loss from operations	(287,122)	(99,621)	(24,828)
Interest expense, net	(1,222)	(1,325)	(2,497)
Change in fair value of common stock warrant liabilities	87,922	(23,049)	—
Other income (expense), net	49	(21,400)	3,720
Loss before income taxes	(200,373)	(145,395)	(23,605)
(Benefit) provision for income taxes	(18,996)	115	—
Net loss	$(181,377)	$(145,510)	$(23,605)
Net loss per share attributable to common stockholders:
Basic	$(0.47)	$(0.49)	$(0.09)
Diluted	$(0.69)	$(0.49)	$(0.09)
Weighted average shares outstanding:
Basic	384,625,249	294,549,146	261,228,108
Diluted	388,549,673	294,549,146	261,228,108

Other comprehensive loss:
Change in unrealized loss on available-for-sale investments, net of tax	(248)	—	—
Total other comprehensive loss:	(248)	—	—
Comprehensive loss:	$(181,625)	$(145,510)	$(23,605)

See accompanying Notes to the Consolidated Financial Statements.

SKILLZ INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except for number of shares)

					Additional	Accumulated Other		Total stockholders’
	Preferred stock		Common stock		paid-in	Comprehensive	Accumulated	equity
	Shares	Amount	Shares	Amount	capital	Income (Loss)	deficit	(deficit)
Balance at December 31, 2018	—	$—	249,900,176	$25	$67,702	$—	$(66,651)	$1,076
Issuance of redeemable convertible Series D and Series D-1 preferred stock	—	—	23,718,385	3	39,757	—	—	39,760
Issuance of Old Skillz common stock upon exercise of stock options	—	—	3,485,844	—	197	—	—	197
Issuance of Old Skillz common stock upon early exercise of stock options with promissory note	—	—	8,970,518	1	(1)	—	—	—
Stock-based compensation	—	—	—	—	1,237	—	—	1,237
Net loss	—	—	—	—	—	—	(23,605)	(23,605)
Balance at December 31, 2019	—	—	286,074,923	29	108,892	—	(90,256)	18,665
Issuance of Old Skillz redeemable convertible Series E preferred stock	—	—	17,834,808	2	98,303	—	—	98,305
Issuance of Old Skillz common stock upon exercise of stock options	—	—	7,642,110	1	1,242	—	—	1,243
Conversion of Old Skillz preferred stock warrants	—	—	—	—	654	—	—	654
Issuance of Old Skillz common stock upon early exercise of stock options with promissory note	—	—	12,700,358	1	(1)	—	—	—
Surrender of common stock upon net settlement of promissory note	—	—	(1,037,535)	—	—	—	—	—
Taxes paid related to net share settlement of equity awards	—	—	(1,102,746)	—	(13,404)	—	—	(13,404)
Issuance of Old Skillz convertible Series A, Series A-1 and Series B preferred stock upon exercise of warrants	—	—	2,860,974	1	1	—	—	2
Issuance of Old Skillz common stock upon exercise of warrants	—	—	726,063	—	382	—	—	382
Repurchase of Old Skillz common stock	—	—	(468,270)	—	—	—	(1,339)	(1,339)
Repurchase of Old Skillz preferred stock	—	—	(13,739)	(1)	—	—	(1,210)	(1,211)
Net Business Combination and PIPE financing	—	—	44,580,578	4	75,239	—	—	75,243
Stock-based compensation	—	—	—	—	23,757	—	—	23,757
Net loss	—	—	—	—	—	—	(145,510)	(145,510)
Balance at December 31, 2020	—	—	369,797,524	37	295,065	—	(238,315)	56,787
Issuance of common stock upon exercise of stock options and release of restricted stock units	—	—	5,968,161	—	3,883	—	—	3,883
Issuance of common stock upon exercise of warrants and other, net	—	—	11,586,519	—	215,311	—	—	215,311
Issuance of common stock for business combination	—	—	4,401,633	—	66,972	—	—	66,972
Net cash contributions from follow-on offering	—	—	17,000,000	3	402,038	—	—	402,041
Stock-based compensation	—	—	—	—	60,331	—	—	60,331
Other comprehensive loss	—	—	—	—	—	(248)	—	(248)
Net loss	—	—	—	—	—	—	(181,377)	(181,377)
Balance at December 31, 2021	—	$—	408,754	$40	$1,043,600	$(248)	$(419,692)	$623,700

See accompanying Notes to the Consolidated Financial Statements.

SKILLZ INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2021	2020	2019
Operating Activities
Net loss	$(181,377)	$(145,510)	$(23,605)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,133	1,609	711
Stock-based compensation	60,331	23,757	1,237
Accretion of unamortized debt discount and amortization of debt issuance costs	149	558	2,139
Fair value adjustment of derivatives	—	21,463	(3,649)
Impairment charges	634	3,573	—
Deferred income taxes	(19,233)	—	—
Change in fair value of common stock warrant liabilities	(87,922)	23,049	—
Changes in operating assets and liabilities:
Accounts receivable, net	203	—	—
Prepaid expenses and other assets	(6,284)	(7,505)	(4,307)
Operating lease right-of-use assets	(14,511)	—	—
Accounts payable	6,261	10,729	(54)
Accrued professional fees	(3,739)	—	—
Loss contingency accrual	11,557	—	—
Operating lease liabilities	15,677	—	—
Other accruals and liabilities	26,967	12,045	5,591
Net cash used in operating activities	(180,154)	(56,232)	(21,937)
Investing Activities
Purchases of property and equipment, including internal-use software	(3,236)	(3,246)	(3,223)
Investment in non-marketable equity securities	(54,769)	—	—
Purchases of marketable securities	(504,032)	—	—
Proceeds from sales of marketable securities	2,100	—	—
Cash paid for business acquisition, net of cash acquired	(83,987)	—	—
Net cash used in investing activities	(643,924)	(3,246)	(3,223)
Financing Activities
Principal payments on finance leases obligations	(1,582)	—	—
Borrowings under debt agreements, net of issuance costs	280,897	—	9,563
Payments for debt issuance costs	(3)	(201)	—
Payments under debt agreements	—	(10,000)	(3,500)
Proceeds from issuance of common stock in follow-on offering, net of underwriting commissions, and offering costs	402,138	—	—
Net cash contributions from Business Combination and PIPE Financing	—	246,484	—
Payments made towards offering costs	(13,222)	(1,993)	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	76,617	24,908
Net proceeds from exercise of stock options and issuance of common stock	3,883	1,243	197
Proceeds from exercise of common stock warrants, net of redemptions	130,571	382	—
Taxes paid related to net share settlement of equity awards	—	(13,404)	—
Payments made to repurchase common stock	—	(1,339)	—
Payments for redemption of preferred stock	—	(1,211)	—
Net cash provided by financing activities	$802,682	$296,578	$31,168
Net change in cash, cash equivalents and restricted cash	(21,396)	237,100	6,008
Cash, cash equivalents and restricted cash – beginning of year	265,648	28,548	22,540
Cash, cash equivalents and restricted cash – end of year	$244,252	$265,648	$28,548
Supplemental cash flow data:
Cash paid during the period for:
Interest	$180	$815	$269
Noncash investing and financing activities:
Carrying value of long-term debt and accrued interest converted to redeemable convertible preferred stock	$—	$—	$14,852
Settlement of the Redeemable convertible Series E preferred stock forward contract liability	$—	$21,688	$—
Deferred offering costs and issuance costs in accounts payable and accrued liabilities	$2,004	$14,065	$—
Issuance of common stock for business combination	$67,051	$—	$—
Warrant liability reclassified to additional paid-in capital	$84,016	$—	$—
Payment of promissory notes through surrender of shares	$—	$18,673	$—

See accompanying Notes to the Consolidated Financial Statements.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Years Ended December 31, 2021, 2020, and 2019

1. Description of the Business and Basis of Presentation

Business

Skillz is a mobile eSports platform, driving the future of entertainment by accelerating the convergence of sports, video games and media. The Company’s principal activities are to develop and support a proprietary online-hosted technology platform that enables independent game developers to host tournaments and provide competitive gaming activity (“Competitions”) to end-users worldwide.

The Company was originally incorporated in Delaware on March 2, 2020 as a special purpose acquisition company under the name Flying Eagle Acquisition Corp. (“FEAC”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving FEAC and one or more operating businesses. On December 16, 2020 (the “Closing”), the Company consummated the merger agreement (the “Merger Agreement”) dated September 1, 2020, by and among, FEAC, Merger Sub Inc., a Delaware corporation (“Merger Sub”), Skillz Inc., a Delaware corporation (“Old Skillz”) and Andrew Paradise (the “Founder”), solely in his capacity as the representative of the stockholders of Old Skillz.

Pursuant to the terms of the Merger Agreement, a business combination between FEAC and Old Skillz was effected through the merger of Merger Sub with and into Old Skillz, with Old Skillz surviving as the surviving company and a wholly-owned subsidiary of FEAC (the “Merger” and collectively with the other transaction described in the Merger Agreement, the “FEAC Business Combination”). On the closing date of the business combination, FEAC changed its name to Skillz Inc. (the “Company” or “Skillz”) and Old Skillz changed its name to Skillz Platform Inc. The Company’s common stock is now listed on the NYSE under the symbol “SKLZ” and warrants to purchase the common stock at an exercise price of $11.50 per share were listed on the NYSE under the symbol “SKLZ.WS.”

Skillz Platform Inc. was originally formed as Professional Gaming, LLC on March 28, 2012, changed its name to Lookout Gaming, LLC on May 18, 2012, and to Skillz LLC on January 31, 2013, before converting to a Delaware corporation with the name Skillz Inc. on April 29, 2013.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Pursuant to the Merger Agreement, the merger between Merger Sub and Old Skillz was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, FEAC was treated as the “acquired” company and Old Skillz was treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Old Skillz issuing stock for the net assets of FEAC, accompanied by a recapitalization. The net assets of FEAC are stated at historical cost, with no goodwill or other intangible assets recorded.

Old Skillz was determined to be the accounting acquirer based on the following predominant factors:

•	Old Skillz’s existing stockholders have the greatest voting interest in the Company;

•	The largest individual minority stockholder in the Company is an existing stockholder of Old Skillz;

•	Old Skillz’s directors represented the majority of the new board of directors of the Company;

•	Old Skillz’s senior management is the senior management of the Company; and

•	Old Skillz is the larger entity based on historical revenue and has the larger employee base.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Old Skillz. The shares and corresponding capital amounts and losses per share, prior to the Reverse Recapitalization, have been retroactively restated based on shares reflecting the exchange ratio of 0.7471 (the "Exchange Ratio") established in the FEAC Business Combination.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Estimates are used in several areas including, but not limited to, stock-based compensation, valuation of Public and Private Common Stock Warrants, the fair values of goodwill and intangible assets and the useful lives of the Company’s intangible assets. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities. Actual results could differ materially from these estimates.

Revenue Recognition

The Company generates substantially all its revenues by providing a service to the game developers aimed at improving the monetization of their game content. The monetization service provided by Skillz allows developers to offer multi-player competition to their end-users which increases end-user retention and engagement. Skillz provides developers with a software development kit (“SDK”) that they can download and integrate with their existing games. The SDK serves as a data interface between Skillz and the game developers that enables Skillz to provide monetization services to the developer.

The Company recognizes revenue for its services in accordance with the FASB Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”).

Revenues from Contracts with Customers

The Company applies the five-step model to achieve the core principle of ASC 606. The Company determined that its customer in the provision of its technology platform and services is the game developer. The Company’s ordinary activities consist of providing game developers services through access to its technology platform using the Skillz SDK. The SDK acts as an application programming interface enabling communication of data between Skillz and the game developers, which when integrated with the developer’s game content, facilitates end-user registration into Competitions, managing and hosting end-user Competition accounts, matching players of similar skill levels, collecting end-user entry fees, distributing end-user prizes, resolving end-user disputes pertaining to their participation in Competitions, and running third-party marketing campaigns (“Monetization Services”).

The Company provides Monetization Services to game developers enabling them to offer competitive games to their end-users. These activities are not distinct from each other as the Company provides an integrated service enabling the game developers to provide the competitive game service to the end-users, and as a result, they do not represent separate performance obligations. The Company is entitled to a revenue share based on total entry fees for paid Competitions, regardless of how they are paid, net of end-user prizes (i.e., winnings from the Competitions) and other costs to provide the Monetization Services. The game developers’ revenue share, however, is calculated solely based upon entry fees paid by net cash deposits received from end-users. End-user incentives are not paid for by game developers. In addition, the Company reduces revenue for end-user incentives which are treated as a reduction of revenue.

The Company collects the entry fees and related charges from end-users on behalf of game developers using the end-user’s pre-authorized credit card or PayPal account and withholds its fees before making the remaining disbursement to the game developer; thus, the game developer’s ability and intent to pay is not subject to significant judgment.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Revenue is recognized at the time the performance obligation is satisfied by transferring control of the promised service in an amount that reflects the consideration that the Company expects to receive in exchange for the Monetization Services. The Company recognizes revenue upon completion of a game, which is when its performance obligation to the game developer is satisfied. The Company does not have contract assets or contract liabilities as the payment of the transaction price is concurrent with the fulfillment of the services. At the time of game completion, the Company has the right to receive payment for the services rendered. The Company’s agreements with game developers can generally be terminated for convenience by either party upon thirty days prior written notice, and in certain of the Company’s larger developer agreements, the developer, if required by the Company, must continue to make its games available on the platform for a period of up to twelve months. As the Company is able to terminate the developer agreements at its convenience, the Company has concluded the contract term for revenue recognition does not extend beyond the contractual notification period. The Company did not have any transaction price allocated to performance obligations that are unsatisfied (or partially satisfied) as of December 31, 2021, 2020 and 2019.

Games provided by two developer partners (A and B) accounted for approximately 42% and 39% of the Company’s revenue and approximately 59% and 28% of the Company’s revenue in the years ended December 31, 2021 and December 31, 2020, respectively. Games provided by two developer partners (A and C) accounted for approximately 83% and 7% of the Company’s revenue in the year ended December 31, 2019.

End-User Incentive Programs

To drive traffic to the platform, the Company provides promotions and incentives to end-users in various forms. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when the Company pays or promises to pay the incentive. Promotions and incentives recorded as sales and marketing expense are recognized when the related cost is incurred by the Company. In either case, the promotions and incentives are recognized when they are used by end-users to enter into a paid Competition.

•	Marketing promotions and discounts accounted for as a reduction of revenue. These promotions are typically pricing actions in the form of discounts that reduce the end-user entry fees and are offered on behalf of the game developers. Although not required based on the Company’s agreement with its developers, the Company considers that the game developers have a valid expectation that certain incentives will be offered to end-users. The determination of a valid expectation is based on the evaluation of all information reasonably available to the game developers regarding the Company’s customary business practices, published policies and specific statements.

An example of an incentive for which the game developer has a valid expectation is Ticketz, which are a virtual currency earned for every Competition played based on the amount of the entry fee (“Ticketz”). Ticketz can be redeemed for prizes, including bonus cash prizes, a promotional incentive that cannot be withdrawn and can only be used by end-users to enter into paid entry fee contests (“Bonus Cash”). Another example is initial deposit Bonus Cash which is a promotional incentive that can be earned in fixed amounts when an end-user makes an initial deposit on the Skillz platform. Bonus Cash can only be used by end-users to enter into future paid entry fee Competitions and cannot be withdrawn by end-users.

For the years ended December 31, 2021, 2020, and 2019, the Company recognized a reduction of revenue of $74.1 million, $51.3 million, and $27.7 million, respectively, related to these end-user incentives.

•	Marketing promotions accounted for as sales and marketing expense. When the Company concludes that the game developers do not have a valid expectation that the incentive will be offered, the Company records the related cost as sales and marketing expense. The Company’s assessment is based on an evaluation of all information reasonably available to the game developers regarding the Company’s customary business practices, published policies and specific statements. These promotions are offered to end-users to draw, re-engage, or generally increase end-users’ use of the Company’s platform.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

An example of this type of incentive is limited-time Bonus Cash offers, which are targeted to specific end-users, typically those who deposit more frequently or have not made a deposit recently, via email or in-app promotions. The Company targets groups of end-users differently, offering specific promotions it thinks will best stimulate engagement. Similar to Bonus Cash earned from a redemption of Ticketz or an initial deposit, limited-time Bonus Cash can only be used by end-users to enter into future paid entry fee competitions and cannot be withdrawn by end-users. The Company also hosts engagement marketing leagues run over a period of days or weeks, which award league prizes in the form of cash or luxury goods to end-users with the most medals at the end of the league. End-users accumulate medals by winning Skillz enabled paid entry fee competitions. Skillz determines whether or not to run a league, what prizes should be awarded, over what time period the league should run, and to which end-users the prizes should be paid, all at its discretion. The league parameters vary from one league to the next and are not reasonably known to the game developers. League prizes in the form of cash can be withdrawn or used by end-users to enter into future paid entry fee competitions.

For the years ended December 31, 2021, 2020, and 2019, the Company recognized sales and marketing expense of $176.1 million, $91.5 million, and $45.2 million, respectively, related to these end-user incentives.

From time to time, the Company issues credits or refunds to end-users that are unsatisfied by the level of service provided by the game developer. There is no contractual obligation for the Company to refund such end-users nor is there a valid expectation by the game developers for the Company to issue such credits or refunds to end-users on their behalf. The Company accounts for credits or refunds, which are not recoverable from the game developer, as sales and marketing expenses when incurred.

Total marketing promotions accounted for as sales and marketing expense recognized in the years ended December 31, 2021, 2020, and 2019 were $187.6 million, $99.8 million, and $50.7 million, respectively.

Cost of Revenue

Cost of revenue primarily comprises of third-party payment processing fees, direct software costs, amortization of internal use software, hosting expenses, allocation of shared facility and other costs, server costs, personnel expenses, and amortization of developed technology.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash, money market funds and commercial paper with maturities of three months or less when purchased.

Restricted cash maintained under an agreement that legally restricts the use of such funds is not included within cash and cash equivalents and is reported within other long-term assets and other current assets as of December 31, 2021. Restricted cash is comprised of $2.9 million which is pledged in the form of a letter of credit for the Company’s San Francisco office lease.

A reconciliation of the Company’s cash and cash equivalents in the consolidated balance sheets to cash, cash equivalents and restricted cash in the consolidated statement of cash flows as of December 31, 2021 and 2020 is as follows:

	December 31,
	2021	2020
Cash and cash equivalents	$241,332	$262,728
Restricted cash included in other long-term assets of December 31, 2021 and 2020, respectively	2,920	2,920
Cash, cash equivalents and restricted cash	$244,252	$265,648

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, restricted cash, and marketable securities. Although the Company deposits its cash with multiple well-established financial institutions, the deposits, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Marketable securities are primarily consisted of U.S government, corporate debt securities, asset backed securities, commercial paper, and debt instruments issued by foreign governments. The Company limits the amount of credit exposure to any one issuer. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Accounts Receivable, Net

Accounts receivable, net, is comprised of trade accounts receivable recorded at the invoiced amounts for programmatic media campaigns, net of an allowance for credit losses. The allowance for credit losses is recorded as an offset to accounts receivable and changes in such are classified as general and administrative expense in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when there are specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. At December 31, 2021, the Company’s allowance for credit losses on accounts receivable was not significant to the consolidated financial statements.

Fair Value Measurement

The Company applies fair value accounting for financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs reflecting management’s estimate of assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Certain financial instruments, including debt, are not measured at fair value on a recurring basis in the consolidated balance sheets. The fair value of debt was estimated using primarily level 2 inputs including quoted market prices or present value of future payments discounted by the market interest rates or the fixed rates based on current rates offered to the Company for debt with similar terms and maturities.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. The Company uses the acquisition method of accounting and allocates the purchase price, including the fair value of any non-cash consideration, to the identifiable assets and liabilities of the relevant acquired business at their acquisition date fair values. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Determining the fair value of assets acquired and liabilities assumed requires the Company to perform valuations with significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expense in the consolidated statements of operations and comprehensive loss.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level, which is the same or one level below the operating segment. The Company has one operating segment. The Company identifies its reporting unit by assessing whether there are components of its operating segment which constitute businesses for which discrete financial information is available and reviewed regularly by the segment manager. The Company tests goodwill for impairment at least annually during the fourth fiscal quarter, or more frequently if indicators of impairment exist during the fiscal year. Events or circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, loss of key customers, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends or significant underperformance relative to expected historical or projected future results of operations.

When testing goodwill for impairment, the Company first performs a qualitative assessment. If the Company determines it is not more likely than not a reporting unit’s fair value is less than its carrying amount, then no further analysis is necessary. If the Company determines it is more likely than not that a reporting unit’s fair value is less than its carrying amount, then the Company compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If, however, the fair value of the reporting unit is less than its carrying amount, then such balance would be recorded as an impairment loss. Any impairment loss is limited to the carrying amount of goodwill allocated to the reporting unit.

Impairment of Long-Lived Assets

Long-lived assets consist of property, plant equipment and intangible assets with estimable useful lives subject to depreciation and amortization. Intangible assets consist of purchased intangible assets including developed technology, customer relationships, trademarks and tradenames and are amortized over their useful lives ranging from one to eight years using the straight-line method of amortization. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.

Investments

The Company considers all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year are classified as non-current marketable securities.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Marketable securities are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in fair value, excluding credit losses and impairments, are recorded in other comprehensive income (loss). Fair value is calculated based on publicly available market information or other estimates determined by management. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. To determine credit losses, the Company employs a systematic methodology that considers available quantitative and qualitative evidence. In addition, the Company considers specific adverse conditions related to the financial health of, and business outlook for, the investee. If the Company plans to sell the security or it is more likely than not that the Company will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in other income (expense), net and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, the Company may incur future impairments.

The Company has elected to measure its existing investments in non-marketable equity securities at cost, less impairments, with remeasurements to fair value only upon the occurrence of observable price changes in orderly transactions for the identical or similar securities of the same issuer (“measurement alternative”). This election is reassessed each reporting period to determine whether non-marketable equity securities have a readily determinable fair value, in which case they would no longer be eligible for this election and would be measured at fair value. The Company evaluates its non-marketable equity securities for impairment at each reporting period based on a qualitative assessment that considers various potential impairment indicators. Impairment indicators might include, but would not necessarily be limited to, a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, a significant adverse change in the regulatory, economic, or technological environment of the investee, a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar securities for an amount less than the carrying amount of the investments in those securities. If an impairment exists, a loss is recognized in the consolidated statements of operations and comprehensive loss for the amount by which the carrying value exceeds the fair value of the investment. Gains and losses resulting from the remeasurement of non-marketable equity securities, including impairment, are recorded through other income (expense), net in the consolidated statement of operations and comprehensive loss. The Company separately presents investments in non-marketable equity securities within long-term assets on the consolidated balance sheets.

Advertising and Promotional Expense

Advertising and promotional expenses are included in sales and marketing expenses within the statements of operations and comprehensive loss and are expensed when incurred. For the years ended December 31, 2021, 2020, and 2019, advertising expenses, not including marketing promotions related to the Company’s end-user incentive programs, were $242.2 million, $136.8 million, and $53.5 million, respectively.

Public and Private Common Stock Warrant Liabilities

As part of FEAC’s initial public offering, FEAC issued to third party investors 69.0 million units, consisting of one share of Class A common stock of FEAC and one-fourth of one warrant, at a price of $10.00 per unit. Each whole warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of FEAC’s initial public offering, FEAC completed the private sale of 10,033,333 warrants to FEAC’s sponsor at a purchase price of $1.50 per warrant (the “Private Warrants”). In connection with the FEAC Business Combination, FEAC’s sponsor agreed to forfeit 5,016,666 Private Warrants. Each Private Warrant allows the sponsor to purchase one share of Class A common stock at $11.50 per share. Subsequent to the FEAC Business Combination, 17,249,977 Public Warrants and 5,016,666 Private Warrants remained outstanding as of December 31, 2020. Zero Public warrants and 4,535,728 Private Warrants remained outstanding as of December 31, 2021.

The Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants are not transferable, assignable or salable, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable for cash or on a cashless basis, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The Company evaluated the Public and Private Common Stock Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”), and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the Public and Private Common Stock Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of the Company’s Class A stockholders. As there are two classes of common stock, not all of the stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Public Warrants and Private Warrants do not meet the conditions to be classified in equity. Since the Public and Private Common Stock Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of operations and comprehensive loss at each reporting date. Because the Public Warrants were publicly traded and thus had an observable market price in an active market, they were valued based on their trading price as of each reporting date.

The Private Warrants were valued using the Black-Scholes-Merton Option (“BSM”) pricing model that is based on the individual characteristics of the warrants on the valuation date, which include the Company’s stock price and assumptions for expected volatility, expected life and risk-free interest rate, as well as the present value of the minimum cash payment component of the instrument for the warrants, when applicable. Changes in the assumptions used could have a material impact on the resulting fair value of each warrant. The primary inputs affecting the value of the warrant liability are the Company’s stock price and volatility in the Company's stock price, as well as assumptions about the probability and timing of certain events, such as a change in control or future equity offerings. Increases in the fair value of the underlying stock or increases in the volatility of the stock price generally result in a corresponding increase in the fair value of the warrant liability; conversely, decreases in the fair value of the underlying stock or decreases in the volatility of the stock price generally result in a corresponding decrease in the fair value of the warrant liability.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including its long-term debt, preferred stock and stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives and freestanding derivative financial instruments that are classified as assets or liabilities are recognized at fair value with changes in fair value recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards based on estimated grant-date fair values recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The compensation expense related to awards with performance conditions is recognized over the requisite service period when the performance conditions are probable of being achieved. The compensation expense related to awards with market conditions is recognized on an accelerated attribution basis over the requisite service period identified as the derived service period over which the market conditions are expected to be achieved, and is not reversed if the market condition is not satisfied. See Note 13 for more information. The Company accounts for forfeitures as they occur. Stock-based awards granted to employees are primarily stock options and restricted stock units.

The fair value of stock options that vest solely based on a service condition is determined by the BSM pricing model on the date of grant. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the BSM model, including the deemed fair value of common stock, expected term, expected volatility, risk-free interest rate, and dividend yield. These judgments are made as follows:

•	Fair value of common stock —Subsequent to the FEAC Business Combination, the fair value of the Company’s common stock is based on the closing market price on the date of grant. Prior to the FEAC Business Combination, the absence of an active market for the Company’s common stock required the Company to estimate the fair value of common stock for purposes of granting stock options and for determining stock-based compensation expense for the periods presented.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The Company considered numerous factors in assessing the fair value of common stock prior to the FEAC Business Combination, including:

•	The results of contemporaneous unrelated third-party valuations of the Company’s common stock

•	The prices of the recent redeemable convertible preferred stock sales by the Company to investors

•	The rights, preferences, and privileges of preferred stock relative to those of common stock

•	Market multiples of comparable public companies in the industry as indicated by their market capitalization and guideline merger and acquisition transactions

•	The Company’s performance and market position relative to competitors, which may change from time to time

•	The Company’s historical financial results and estimated trends and prospects for the Company’s future performance

•	The economic and competitive environment

•	The financial condition, results of operations, and capital resources

•	The industry outlook

•	The valuation of comparable companies

•	The likelihood and timeline of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions

•	Any adjustments necessary to recognize a lack of marketability for the Company’s common stock

•	Precedent sales of or offers to purchase the Company’s capital stock

•	Expected term — The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Expected volatility — Given the limited market trading history prior to the FEAC Business Combination and no public market for the Company’s shares prior to the FEAC Business Combination, the expected volatility rate is based on an average historical stock price volatility of comparable publicly-traded companies in the industry group.

•	Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

•	Expected dividend yield — The Company has not paid and does not expect to pay dividends. Consequently, the Company uses an expected dividend yield of zero.

For awards with market conditions, the Company determines the grant date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, expected capital raise percentage and market capitalization milestones. Given the limited market trading history subsequent to the FEAC Business Combination and no public market for the Company’s shares prior to the FEAC Business Combination, the Company estimates the volatility of common stock on the date of grant based on the weighted average historical stock price volatility of comparable publicly-traded companies in its industry group. The Company estimates the expected term based on various exercise scenarios, as these awards are not considered “plain vanilla.” The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates the expected date of a qualifying event, the expected capital raise percentage and the expected achievement date of market capitalization milestones based on management’s expectations at the time of measurement of the award’s value.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

The Company records a valuation allowance to reduce deferred tax assets to the net amount that the Company believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company considered historical levels of income, expectations of future taxable income and ongoing tax planning strategies. Because of the uncertainty of the realization of the deferred tax assets, the Company recorded a full valuation allowance against its net deferred tax assets. Realization of deferred tax assets is dependent primarily upon future U.S. taxable income.

The Company utilizes a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax positions for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Although the Company believes it has adequately reserved for the Company’s uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. The Company evaluates its uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of an audit and effective settlement of audit issues.

To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and operating results. The provision for income taxes includes the effects of any accruals that the Company believes are appropriate, as well as the related net interest and penalties.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, generally three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. Maintenance and repairs that do not extend the life or improve the asset are expensed as incurred. Upon disposal of property and equipment, assets and related accumulated depreciation are removed from the accounts, and the related gain or loss is included in the results from operations.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. No impairment to any long-lived assets has been recorded in any of the periods presented.

The Company capitalizes certain costs related to developed or modified software solely for the Company’s internal use to deliver the Company’s services. The Company capitalizes costs during the application development stage once the preliminary project stage is complete, management authorizes and commits to funding the project, it is probable that the project will be completed, and that the software will be used to perform the function intended. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The following table presents the estimated useful lives of the Company’s property and equipment:

Property and Equipment	Useful Life
Computer equipment and servers	3 years
Capitalized internal-use software	3 years
Office equipment and other	5 years
Leased equipment and leasehold improvements	Lesser of estimated useful life or remaining lease term

Leases

The Company has adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) retroactively as of January 1, 2021, using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2021 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward our historical lease classification, our assessment on whether a contract was or contains a lease, and our assessment of initial direct costs for any leases that existed prior to January 1, 2021. The Company also elected to combine its lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term. Additionally, the Company applies a portfolio approach to effectively account for the operating and finance lease right-of-use (ROU) assets and lease liabilities.

As of the adoption date, the Company recognized total ROU assets of $13.7 million, with corresponding lease liabilities of $14.6 million on the consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact our beginning accumulated deficit, or our prior year consolidated statements of operations and comprehensive loss and statements of cash flows.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The determination of an appropriate incremental borrowing rate requires judgment. The Company determines its incremental borrowing rate based on publicly available data for instruments with similar characteristics, including recently issued debt, as well as other factors. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received.

The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. The Company’s lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations and comprehensive loss. The Company’s lease agreements generally do not contain any residual value guarantees or restrictive covenants.

ROU assets related to the Company’s operating leases are included in operating lease ROU assets, while the corresponding lease liabilities are included in current and non-current operating lease liabilities on our consolidated balance sheets. ROU assets related to the Company’s finance leases are included in property and equipment, while the corresponding lease liabilities are included in other current liabilities and other non-current long-term liabilities on the Company’s consolidated balance sheets.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Net loss available to common stockholders represents net loss attributable to common stockholders reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities as the holders of the participating securities do not have a contractual obligation to share in any losses. Diluted loss per share adjusts basic loss per share for the potentially dilutive impact of stock options, warrants, restricted stock, and contingently issuable earnout shares.

The Company considers certain restricted shares of Class A common stock issued upon exercise of executive stock options but subject to continued vesting requirements (Note 13) to be participating securities.

Net loss per share calculations for all periods prior to the FEAC Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the FEAC Business Combination to effect the reverse recapitalization. Subsequent to the FEAC Business Combination, net loss per share was calculated based on the weighted average number of common stock then outstanding.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. During the year ended December 31, 2021, the Company continued to operate as a single operating and reportable segment as the CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocation of resources, and evaluating financial performance.

Recently Issued Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and subsequent amendment to the initial guidance: ASU 2021-01, Reference Rate Reform (Topic 848): Scope (collectively, “Topic 848”). The guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The guidance generally can be applied from March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The Company adopted this standard as of January 1, 2021, with no material impact on the Company’s consolidated financial statements.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs incurred in a hosting arrangement that is a service contract should be presented as a prepaid asset in the balance sheet and expensed over the term of the hosting arrangement to the same line item in the statement of operations and comprehensive loss as the costs related to the hosting fees. The Company adopted this standard as of January 1, 2021, with no material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (Topic 326), Financial Instruments — Credit Losses. ASU 2016-13 changes how to recognize expected credit losses on financial assets. The standard requires more timely recognition of credit losses on loans and other financial assets and also provides additional transparency about credit risk. The previous credit loss standard generally required that a loss actually be incurred before it is recognized, while the new standard requires recognition of full lifetime expected losses upon initial recognition of the financial instrument. The Company adopted this standard as of January 1, 2021, with no material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 (Topic 842), Leases, and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”), which supersedes the guidance in topic ASC 840, Leases. The new standard requires lessees to classify leases as either finance or operating based on whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether related expenses are recognized based on the effective interest method or on a straight-line basis over the term of the lease. For any leases with a term of greater than 12 months, ASU 2016-02 requires lessees to recognize a lease liability for the obligation to make the lease payments arising from a lease, and a right-of-use asset for the right to use the underlying asset for the lease term. An election can be made to account for leases with a term of 12 months or less similar to existing guidance for operating leases under ASC 840. The new standard also requires new disclosures, including qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. Prior to December 31, 2020, the Company qualified as an emerging growth company (“EGC”) as defined by the SEC. However, this ASU instead became effective for the Company in this Annual Report on Form 10-K for the fiscal year ended December 31, 2021, with an effective date of January 1, 2021, as it no longer qualifies as an emerging growth company as of December 31, 2021. The Company adopted this standard as of January 1, 2021 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while the Company’s accounting for finance leases remained substantially unchanged. For information regarding the impact of ASC 842 adoption, see Significant Accounting Policies- Leases above and Note 8 - Leases.

3. Business Combinations

Reverse Recapitalization with Flying Eagle Acquisition Corp.

As discussed in Note 1, on December 16, 2020, the Company consummated the Merger Agreement dated September 1, 2020, with Old Skillz surviving the merger as a wholly owned subsidiary of the Company.

Shares of Old Skillz common stock issued and outstanding were canceled and converted into the right to receive 0.7471 shares of common stock. Unless otherwise stated, the Exchange Ratio was applied to the number of shares and share prices of Old Skillz throughout these consolidated financial statements.

At the effective time of the FEAC Business Combination (the “Effective Time”), and subject to the terms and conditions of the Merger Agreement, holders of 359,518,849 shares of Old Skillz (“Stock Election Shares”) received merger consideration in the form of 191,932,860 shares of the Company’s Class A common stock and 76,663,551 shares of the Company’s Class B common stock, and holders of 75,786,931 shares of Old Skillz (“Cash Election Shares”) received cash consideration of $566,204,152.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Pursuant to the Merger Agreement, Eagle Equity Partners II, LLC (the “Sponsor”) delivered 10,000,000 of its shares of FEAC Class B common stock into escrow that were subject to forfeiture if certain earnout conditions described more fully in the Merger Agreement were not satisfied. The earnout conditions have been fully satisfied and, in March 2021, the Earnout Shares (as defined below) were released from escrow in accordance with the terms of the Merger Agreement. When the earnout conditions were fully satisfied, 5,000,000 of such shares were released to the Sponsor in the form of shares of the Company’s Class A common stock (the “Sponsor Earnout Shares”), and the other 5,000,000 shares were released to the Old Skillz stockholders (the “Skillz Earnout Shares”, and collectively with the Sponsor Earnout Shares, the “Earnout Shares”), who received shares of the Company’s common stock as a result of the FEAC Business Combination in the form of shares of Class A common stock of the Company (other than the Founder and a trust for the benefit of his family members, who received shares of Class B common stock of the Company). The Earnout Shares are accounted for as equity classified equity instruments, were included as merger consideration as part of the Reverse Recapitalization, and recorded in additional paid-in capital.

Upon the closing of the FEAC Business Combination, the Company's certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 635,000,000 shares, $0.0001 par value per share, of which, 500,000,000 shares are designated as Class A common stock, 125,000,000 shares are designated as Class B common stock, and 10,000,000 shares are designated as preferred stock.

In connection with the FEAC Business Combination, certain institutional investors (the “Investors”) purchased from the Company an aggregate of 15,853,052 shares of Class A common stock (the “Private Placement”), for a purchase price of $10.00 per share and an aggregate purchase price of $158.5 million (the “Private Placement Shares”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of September 1, 2020.

The FEAC Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, FEAC was treated as the “acquired” company and Old Skillz is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the FEAC Business Combination was treated as the equivalent of Old Skillz issuing stock for the net assets of FEAC, accompanied by a recapitalization. The net assets of FEAC were stated at historical cost, with no goodwill or other intangible assets recorded.

The following table reconciles the elements of the FEAC Business Combination to the consolidated statement of cash flows and the consolidated statement of stockholders’ equity (deficit) for the year ended December 31, 2020:

Recapitalization
Cash - FEAC trust and cash, net of redemptions	$689,979
Cash - Private Placement Financing	158,531
Non-cash net assets assumed from FEAC	—
Less: cash consideration paid to Old Skillz stockholders	(566,204)
Less: transaction costs and advisory fees incurred by FEAC	(35,822)
Net cash contributions from FEAC Business Combination and PIPE Financing	246,484
Less: non-cash fair value of Public and Private Common Stock Warrants(1)	(155,183)
Less: non-cash net assets assumed from FEAC	—
Less: accrued transaction costs and advisor fees incurred by Skillz	(16,058)
Net FEAC Business Combination and PIPE financing	$75,243

(1) Net of $1.0 million of transaction costs and advisor fees incurred by Skillz attributable to the Public and Private Common Stock Warrants.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The number of shares of common stock issued immediately following the consummation of the Business Combination (share numbers are not in thousands):

Recapitalization
Common stock, outstanding prior to FEAC Business Combination	69,000,000
Less: redemption of FEAC shares	(2,140)
Common stock of FEAC	68,997,860
FEAC sponsor shares	6,350,200
Earnout shares	10,000,000
Shares issued in Private Placement Financing	15,853,052
FEAC Business Combination and Private Placement Financing shares - Class A common stock	101,201,112
Old Skillz shares converted to New Skillz Class A common stock(1)	191,932,861
Old Skillz shares converted to New Skillz Class B common stock(2)	76,663,551
Total shares of common stock immediately after FEAC Business Combination	369,797,524

(1)	The number of Old Skillz shares converted to Class A common stock was determined from 332,690,933 shares of Old Skillz Class B common stock outstanding immediately prior to the closing of the FEAC Business Combination, including shares of redeemable convertible preferred stock, converted at the Exchange Ratio, less 56,620,419 shares of New Skillz stock which were repurchased from Old Skillz stockholders as part of the FEAC Business Combination. All fractional shares were rounded down.

(2)	The number of Old Skillz shares converted to Class B common stock was determined from the 102,614,847 shares of Old Skillz Class A common stock outstanding immediately prior to the closing of the FEAC Business Combination, including shares of convertible preferred stock, converted at the Exchange Ratio. All fractional shares were rounded down.

Acquisition of Aarki, Inc.

On July 16, 2021, the Company completed the acquisition of Aarki, Inc. (“Aarki”) and acquired 100% of the outstanding equity and voting interest of Aarki under the terms of the Agreement and Plan of Merger. The Company transferred $162.3 million in consideration comprised of $95.3 million in cash and the remaining $67.1 million comprised of 4.4 million of Skillz Class A common stock to the existing Aarki stockholders. The addition of Aarki’s technology-driven marketing platform is expected to result in significant efficiencies in user-acquisition costs, which can be reinvested to acquire more users to accelerate growth and provide a broader product offering, including media buying capabilities to better serve game developers. The financial results of Aarki have been included in the Company’s consolidated financial statements since the date of the acquisition.

The Company has included the financial results of Aarki in the consolidated financial statements from the date of acquisition. During the year ended December 31, 2021, Aarki contributed revenue of $11.9 million and a net loss of $5.6 million.

The following table summarizes the fair value of the purchase price to acquire Aarki:

Description	Amount
Cash	$95,296
Common stock issued (1)	67,051
Total purchase price	$162,347

(1) The fair value of the Skillz Class A Common Stock issued in the merger is based on 4,401,663 shares issued on the July 16, 2021 acquisition date at the closing price of the Company’s common stock on such date of $15.23 per share.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The following is an allocation of the purchase price as of July 16, 2021, the acquisition closing date, based on an estimate of the fair value of the assets acquired and liabilities assumed by the Company in the acquisition:

Description	Amount
Cash and cash equivalents	$11,309
Accounts receivable, net	13,700
Prepaid expenses and other current assets	356
Property, plant and equipment, net	5,075
Intangible assets, net	86,800
Other long-term assets	91
Accounts payable	(445)
Accrued professional fees	(3,145)
Other current liabilities	(16,471)
Deferred tax liabilities	(20,075)
Other long-term liabilities	(1,693)
Identifiable net assets acquired	75,502
Goodwill	86,845
Total purchase price	$162,347

Subsequent to the closing of the acquisition of Aarki, there was a measurement period adjustment to reduce the deferred tax liabilities by $0.4 million.

The following is a summary of identifiable intangible assets acquired and their expected lives:

Type	Weighted-average useful life (in years)	Fair Value
Developed technology	8	$60,400
Customer relationships	3	26,200
Trademark and trade name	0.3	200
Total identifiable intangible assets acquired		$86,800

Assumptions in the Allocation of Purchase Price

The Company prepared the purchase price allocation for Aarki and engaged a third party valuation expert to calculate the fair value of identifiable intangible assets. Estimates of fair value require management to make significant estimates and assumptions. The goodwill recognized is attributable primarily to the acquired workforce, expected cost-saving synergies and other benefits that the Company believes will result from use of the Aarki technology-driven marketing platform with the operations of Skillz. The goodwill recorded in connection with the Aarki acquisition is not expected to be deductible for tax purposes.

Certain liabilities included in the purchase price allocation are based on management’s best estimates of the amounts to be paid or settled and based on information available at the time the purchase price allocations were prepared. Updates to the valuations of certain assets acquired and liabilities assumed and including our evaluation of certain tax positions may result in changes to the recorded amounts of assets and liabilities, with corresponding adjustments to goodwill amounts in subsequent periods. The Company expects to complete the purchase price allocations within 12 months of the acquisition date.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The fair value of the identified intangible assets acquired from the Aarki acquisition was estimated using income approaches. Under the income approach, an intangible asset’s fair value is equal to the present value of future economic benefits to be derived from ownership of the asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. More specifically, the fair value of the developed technology was determined using the multi-period excess earnings method (“MPEEM”). MPEEM is an income approach to the fair value measurement attributable to a specific intangible asset being valued from the asset grouping’s overall cash-flow stream. MPEEM isolates the expected future discounted cash-flow stream to its net present value. Significant factors considered in the calculation of the developed technology intangible asset were the projected revenue, gross margins, operating expenses, technology migration curve and research and development costs attributed to maintenance of the acquired technology, along with the discount rate used to derive the estimated present value of future cash flows. The fair value of customer relationships was estimated using the "with and without" income approach, which measures the difference between cash flows generated assuming the existence of the current customer relationships and the cash flows assuming those relationships do not exist and are replaced over time. Estimated costs on projected revenues, excluding acquired contract backlog, were made using historical data pertaining to sales to new and existing customers. The Company valued the finite-lived trademark and trade name using the relief-from-royalty method income approach. The Company applied judgment which involved the use of significant assumptions with respect to its income forecast such as the level and timing of future cash flows. We believe the level and timing of expected future cash flows appropriately reflects market participant assumptions.

Transaction Costs

The Company incurred transaction costs of approximately $8.0 million for the year ended December 31, 2021 in connection with the business combination for legal, accounting and other professional services fees. These costs are included in the general and administrative expenses on the consolidated statement of operations and comprehensive loss. Direct and incremental transaction costs related to equity offerings that would not otherwise have been incurred are treated as a reduction of the cash proceeds and are deducted from the Company’s additional paid-in capital. Accordingly, $0.1 million was incurred related to equity issuance costs for the year ended December 31, 2021 in connection with the issuance of Skillz Class A shares to the Aarki stockholders.

Pro-Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company and Aarki, on a pro forma basis, as though the companies had been combined as of the beginning of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2020 or of results that may occur in the future.

The table below presents the pro forma revenue and net loss of the Company for the year ended December 31, 2021 and 2020. These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. The pro forma results include adjustments primarily related to purchase accounting adjustments, acquisition costs and other non-recurring charges incurred which are included in the earliest period presented. The table below presents the unaudited pro forma revenue and net loss for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
Revenue	$398,923	$258,654
Net loss	$(193,755)	$(149,107)

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

4. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Credit card processing reserve	$9,527	$5,854
Prepaid expenses	5,681	3,772
Other current assets	1,496	865
Prepaid expenses and other current assets	$16,704	$10,491

The Company recorded an impairment charge of $3.4 million related to prepaid expenses and other current assets for the year ended December 31, 2020, in connection with a lease agreement for corporate facilities. There was no impairment charge for the year ended December 31, 2021.

Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Capitalized internal-use software	$6,569	$6,167
Computer equipment and servers	2,267	631
Furniture and fixtures	400	184
Leasehold improvements	114	114
Construction in progress	2,544	1,037
Finance lease right-of-use assets	5,226	—
Total property and equipment	17,120	8,133
Accumulated depreciation and amortization	(7,132)	(2,841)
Property and equipment, net	$9,988	$5,292

Depreciation and amortization expense related to property and equipment was $3.5 million, $1.6 million, and $0.7 million in 2021, 2020, and 2019, respectively.

Intangible Assets, Net

The components of intangible assets consisted of the following as of December 31, 2021:

	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	7.58	$60,400	$(3,460)	$56,940
Customer relationships	2.58	26,200	(4,003)	22,197
Trademark and trade name	—	200	(200)	—
Intangible assets, net		$86,800	$(7,663)	$79,137

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The following table sets forth the activity related to finite-lived intangible assets:

Year Ended December 31,
2021
Beginning balance at December 31, 2020	$—
Additions	86,800
Amortization	(7,663)
Ending balance at December 31, 2021	$79,137

The following table summarizes amortization expense associated with finite-lived intangible assets recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021 as follows:

Year Ended December 31,
2021
Cost of revenue	$3,460
Sales and marketing	4,003
General and administrative	200
Total amortization expense	$7,663

The following table outlines the estimated future amortization expense related to finite intangible assets as of December 31, 2021:

Amount
2022	$16,283
2023	16,283
2024	12,281
2025	7,550
2026	7,550
Thereafter	19,190
Total	$79,137

Goodwill

The following table presents details of the Company’s goodwill for the year ended December 31, 2021:

Goodwill
Balance as of December 31, 2020	$—
Goodwill acquired	87,230
Goodwill measurement period adjustment (Note 3)	(385)
Balance as of December 31, 2021	$86,845

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Other Current Liabilities

Other current liabilities consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Accrued sales and marketing expenses	$28,895	$7,204
Accrued compensation	12,108	3,825
Accrued publisher fees	3,912	—
End-user liability, net	4,118	2,789
Accrued developer revenue share	1,655	907
Finance lease obligations, current	2,447	—
Other accrued expenses	11,584	4,893
Other current liabilities	$64,719	$19,618

5. Fair Value Measurements

As of December 31, 2021 and 2020, the recorded values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of the instruments.

Cash and cash equivalents held by the Company as of December 31, 2021 and 2020 were $241.3 million and $262.7 million, respectively, and were comprised of cash on hand, money market funds, and highly liquid investments with original contractual maturity dates of three months or less. Cash and money market funds are classified within Level 1 of the fair value hierarchy. Highly liquid investments such as commercial papers and corporate bonds are classified within Level 2 of the fair value hierarchy.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	Fair Value Measurements as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-Sale Investments
Asset backed securities	$—	$111,552	$—	$111,552
Certificates of deposits	—	6,002	—	6,002
Corporate notes and bonds	—	206,989	—	206,989
Commercial paper	—	109,391	—	109,391
Foreign government securities	—	8,181	—	8,181
US Government Securities	86,787	—	—	86,787
Total assets	$86,787	$442,114	$—	$528,902
Liabilities:
Common Stock Warrants
Public Common Stock Warrants	$—	$—	$—	$—
Private Common Stock Warrants	—	—	6,293	6,293
Total liabilities	$—	$—	$6,293	$6,293

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

	Fair Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities:
Common Stock Warrants
Public Common Stock Warrants	$124,545	$—	$—	$124,545
Private Common Stock Warrants	—	—	53,687	53,687
Total liabilities	$124,545	$—	$53,687	$178,232

Available-for-Sale Investments

Available-for-sale investments were classified within Level 1 or Level 2 because the Company’s use quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value. The market values of Level 2 investments are determined based on observable inputs for the securities other than quoted prices, such as interest rates, yield curves, and credit spreads, or quoted prices for identical or similar securities in markets that are not considered active. There were no transfers between levels during the periods presented.

Public and Private Common Stock Warrants

The Public Warrants were classified within Level 1 as they are publicly traded and had an observable market price in an active market, and were fully redeemed as of December 31, 2021. The Private Warrants were classified within Level 3 as they were valued based on a BSM pricing model, which involved the use of certain unobservable inputs, such as expected volatility estimated based on the average historical stock price volatility of comparable companies. As of December 31, 2021 and 2020, the fair value of the Private Warrants liability was $6.2 million and $53.7 million, respectively.

The following is a rollforward of balances for Private Warrants:

Private Warrants
Balance at December 31, 2020	$53,687
Private warrant shares exercised	(3,706)
Fair market value adjustment	(43,688)
Balance as of December 31, 2021	$6,293

Forward Contract Liability

The Company had no outstanding forward contract liability as it was settled during the year ended December 31, 2020.

Prior to the FEAC Business Combination, the Company measured the Redeemable Convertible Series E preferred stock forward contract liability at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the Redeemable Convertible Series E preferred stock forward contract liability uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assessed these assumptions and estimates on an on-going basis in 2020 until settlement of the contract as additional data impacting the assumptions and estimates was obtained. Changes in the fair value of the redeemable convertible Series E preferred stock forward contract liability related to updated assumptions and estimates are recognized within Other income (expense), net in the consolidated statements of operations and comprehensive loss.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The table below reflects the fair value measurement of the Company’s Level 3 inputs as of September 10, 2020, the date on which the Redeemable Convertible Series E preferred forward contract liability was settled, prior to giving effect to the FEAC Business Combination:

	Fair Value as of September 10, 2020	Valuation Technique	Unobservable Input Description	Input
Redeemable Convertible Series E preferred stock forward contract liability	$21,688	Discounted cash flow	Fair value of Redeemable Convertible Series E preferred stock	$9.17

The fair value of the redeemable convertible Series E preferred stock forward contract liability as of the September 10, 2020 settlement date was determined by multiplying the number of additional shares issued by the Company by the difference between the issuance price in accordance with the forward contract agreement and the estimated fair value of the redeemable convertible Series E preferred stock.

Earnout Shares

Pursuant to the Merger Agreement, FEAC delivered 10,000,000 of its shares of FEAC Class B common stock into escrow that are subject to forfeiture if certain earnout conditions described more fully in the Merger Agreement are not satisfied. If the earnout conditions are fully satisfied, 5,000,000 of such shares will be released to the Sponsor in the form of shares of Class A common stock of New Skillz, and the other 5,000,000 shares will be released to the Old Skillz stockholders, who will receive shares of New Skillz common stock as a result of the FEAC Business Combination in the form of shares of Class A common stock of New Skillz (other than the Founder and a trust for the benefit of his family members, who will receive shares of Class B common stock of New Skillz), in each case as further described in the Merger Agreement. The fair value of the Earnout Shares of $172.3 million was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition targets may not be satisfied. The Earnout Shares were included in the net consideration from the FEAC Business Combination and recorded in Additional paid-in capital with a corresponding offset to Additional paid-in capital. In January 2021, the conditions for the release of the Earnout Shares were satisfied. The Sponsor released 10,000,000 of its shares of FEAC Class B common stock from escrow as certain earnout conditions were satisfied. 5,000,000 of such shares were released to the Sponsor in the form of shares of the Company’s Class A common stock and the other 5,000,000 shares were released to the Old Skillz stockholders, who received shares of the Company’s common stock as a result of the FEAC Business Combination in the form of shares of Class A common stock of the Company (other than the Founder and a trust for the benefit of his family members, who received shares of Class B common stock of the Company).

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

6. Investments

Investment Components

The components of investments were as follows:

	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Marketable Securities - Current	Marketable Securities - Non-current
December 31, 2021
Changes in Fair Value Recorded in Other Comprehensive Loss
Asset backed securities	$111,619	$1	$(68)	$111,552	$—	$5,372	$106,180
Certificates of deposits	6,002	—	—	6,002	—	6,002	—
Corporate notes and bonds	207,169	21	(201)	206,990	3,026	132,688	71,276
Commercial paper	109,391	—	—	109,391	24,193	85,198	—
Money market funds	51,768	—	—	51,768	51,768	—
Foreign government securities	8,186	—	(5)	8,181	—	3,008	5,173
US government securities	86,783	4	—	86,787	—	86,787	—
Total investments	$580,918	$26	$(274)	$580,671	$78,987	$319,055	$182,629

The Company did not have marketable securities during the year ended December 31, 2020.

Non-marketable equity securities are investments in privately held companies without readily determinable fair values. The carrying value of the Company’s investments without readily determinable fair values was $55.6 million as of December 31, 2021 and is classified within “Investments in non-marketable equity securities” in our consolidated balance sheets. The Company did not have any investments without readily determinable fair values as of December 31, 2020. The Company did not record any adjustments to the carrying value of its non-marketable equity securities accounted for under the measurement alternative, and did not recognize any gains or losses related to the sale of non-marketable equity securities in the year ended December 31, 2021.

Unrealized Losses on Marketable Securities

The Company did not have any marketable securities with unrealized losses for more than 12 months. Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates.

Marketable Securities Maturities

	Adjusted	Estimated
	Cost Basis	Fair Value
December 31, 2021
Due in one year or less	$319,137	$319,053
Due after one year through five years	182,793	182,631
Due after five years through 10 years	—	—
Total	$501,930	$501,684

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

7. Long-Term Debt

Components of long-term debt were as follows as of December 31, 2021:

December 31,
2021
2021 Senior Secured Notes	$300,000
Unamortized discount and issuance costs	(21,111)
Net carrying amount	$278,889
Current portion of long-term debt	$—
Non-current portion of Long-term debt	$278,889

There was no long-term debt outstanding as of December 31, 2020.

2021 Senior Secured Notes

In December 2021, the Company entered into a $300 million 10.25% secured notes in a private placement to certain institutional buyers. The interest is payable semiannually on June 15 and December 15 of each year, beginning on June 15, 2022. The effective interest rate on the notes is 12.14%. The notes will mature on December 15, 2026 unless repurchased or redeemed earlier. The secured notes contain customary covenants restricting the Company’s ability to incur debt, incur liens, make distributions to stockholders, make certain transactions with our affiliates, as well as certain other financial covenants. The Company was in compliance with all covenants as of December 31, 2021.

In accounting for the senior secured notes, discount and issuance costs of $21.1 million were deducted from the carrying value in the consolidated balance sheet. Issuance costs will be recognized as interest expense over the five-year term of the senior secured notes. The senior secured notes are classified as Level 2 financial instruments, and its fair value is presented for disclosure purposes only. As the senior secured notes were issued close to year end on December 20, 2021, the Company determined the fair value of the notes approximates the principal amounts as of December 31, 2021.

Interest is paid semi-annually. No cash has been paid for interest for the year of 2021.

The following table outlines maturities of our long-term debt, including the current portion, as of December 31, 2021:

Amount
2022	$—
2023	—
2024	—
2025	—
2026	300,000
Total	$300,000

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

coo8. Leases

The Company is a party to various non-cancelable operating lease agreements for certain of its offices. The Company is a party to various non-cancelable finance lease agreements for certain network equipment. The leases have original lease periods expiring between 2022 to 2030. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate for the year ended December 31, 2021 are as follows:

Year Ended December 31,
2021
Finance leases
Amortization of assets under finance leases	$1,144
Interest	237
Total finance lease costs	$1,381
Operating lease cost	$3,309
Variable lease cost	$241
Short-term lease rent expense	$388

Weighted-average remaining lease term
Operating leases	7.4 years
Finance leases	1.9 years

Weighted-average discount rate
Operating leases	11.3%
Finance leases	10.4%

Operating lease expense was $6.5 million and $1.9 million for the years ended December 31, 2020 and 2019, respectively, under ASC 840.

The following table outlines future minimum lease payments under the Company’s non-cancellable leases as of December 31, 2021:

	Operating Leases	Finance Leases
2022	$3,788	$2,703
2023	3,070	1,138
2024	2,691	64
2025	2,513	—
2026	2,588	—
Thereafter	9,204	—
Total undiscounted cash flows	23,854	3,905
Less: Imputed interest	(8,177)	(313)
Present value of lease liabilities	$15,677	$3,592

Lease liabilities, current	2,110	2,447
Lease liabilities, non-current	13,567	1,145
Present value of lease liabilities	$15,677	$3,592

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

As of December 31, 2021, the Company does not have additional operating and finance leases not yet commenced.

Supplemental cash flow information related to leases for the year ended December 31, 2021 are as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Payments for operating leases included in cash from operating activities	$3,027
Payments for finance leases included in cash from operating activities	$237
Payments for finance leases included in cash from financing activities	$1,582
Assets obtained in exchange for lease obligations:
Operating leases	$16,075
Finance leases	$5,266

9. Commitments and Contingencies

Legal Matters

The Company is a party to certain claims, suits, and proceedings which arise in the ordinary course and conduct of our business and has certain unresolved claims pending, the outcomes of which are not determinable at this time. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss or range of loss. In the Company’s opinion, resolution of pending matters is not expected to have a material adverse impact on the results of operations, cash flows, or the Company’s financial position, as of December 31, 2021. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect the results of operations, cash flows, or financial position in a particular period. However, based on the information known by the Company, except as set forth herein, any such amount is either immaterial or it is not possible to provide an estimated range of any such possible loss.

On May 15, 2019, a former employee of the Company filed a suit against the Company in the San Francisco Superior Court in California for claims including breach of contract, retaliation and wrongful termination. The case was tried in September 2021 and the jury ruled in favor of the former employee and rendered a verdict against the Company for $11.6 million in compensatory damages. Accordingly, the Company has recorded a loss contingency accrual and corresponding general and administrative expense for this amount. The Company believes that the jury verdict is the result of significant trial error and seeks to overturn the verdict in post-trial motions before the court and, if necessary, appeal the matter.

10. Retirement Plans

401(k) Plan

The Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the IRC. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. Contributions for eligible employees for the years ended December 31, 2021 and December 31, 2020 were $0.3 million and $0.1 million, respectively. No contributions for eligible employees were made for the year ended December 31, 2019.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

11. Common Stock Warrants

As of December 31, 2021, the Company had zero Public Warrants and 4,535,728 Private Warrants outstanding. As of December 31, 2020, the Company had 17,249,977 Public Warrants and 5,016,666 Private Warrants outstanding. During the year ended December 31, 2021, 11,361,683 and 480,938 of Public Warrants and Private Warrants, respectively, were exercised for total proceeds of $130,658 and zero, respectively.

As part of FEAC’s initial public offering, 17,250,000 Public Warrants were sold. The Public Warrants entitled the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustments. The Public Warrants were only exercisable for a whole number of shares of Class A common stock. No fractional shares were issued upon exercise of the warrants. The Public Warrants had an expiration date of 5:00 p.m. New York City time on December 16, 2025, or earlier upon redemption or liquidation. The Public Warrants were listed on the NYSE under the symbol “SKLZ.WS.”

The Company was permitted to call the Public Warrants for redemption starting anytime, in whole and not in part, at a price of $0.01 per warrant, so long as the Company provides not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of Class A common stock equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sent the notice of redemption to the warrant holders, provided there was an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants at such time.

On July 16, 2021, the Company announced the redemption of all Public Warrants that remained outstanding on August 16, 2021. On August 16, 2021, 5,888,294 Public Warrants remained unexercised at 5pm New York City time, and such warrants expired and were no longer exercisable, and the holders of those Public Warrants were entitled to receive only the redemption price of $0.01 per warrant.

Simultaneously with FEAC’s initial public offering, FEAC consummated a private placement of 10,033,333 Private Placement Warrants with FEAC’s sponsor. In connection with the FEAC Business Combination, FEAC’s sponsor agreed to forfeit 5,016,666 private placement warrants. Each outstanding Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share, subject to adjustment.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the shares of Class A common stock issuable upon exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of the FEAC business combination, subject to certain limited exceptions. Additionally, the Private Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Warrants are held by someone other than their initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

12. Stockholders’ Equity

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, expect with respect to voting and conversion. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 20 votes per share. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon transfer. Any dividends paid to the holders of Class A common stock and Class B common stock will be paid on a pro rata basis. On a liquidation event, any distribution to common stockholders is made on a pro rata basis to the holders of the Class A common stock and Class B common stock.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

As of December 31, 2021 and December 31, 2020, the Company has authorized a total of 635 million shares, consisting of 500 million shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), 125 million shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), and 10 million shares of Preferred Stock, par value $0.0001 per share (“preferred stock”).

In March 2021, the Company completed an underwritten public offering of its Class A common stock and issued 17,000,000 shares of Class A common stock, for an aggregate purchase price of $408.0 million, before issuance costs of $5.9 million. In connection with the public offering, certain stockholders of the Company sold an aggregate of 19.8 million shares, including the full exercise of the underwriters’ option to purchase an additional 4.8 million additional shares. The purchase price per share, net of the underwriter discount, was $23.34. The Company incurred transaction costs of $6.8 million in connection with this sale of shares by certain stockholders, which was recorded as a General and administrative expense.

Old Skillz Redeemable Convertible Preferred Stock

In September 2019, the Company received $25.0 million in cash proceeds from the issuance of redeemable convertible Series D-1 preferred stock to a private investor at a price per share of $21.516. In conjunction with the issuance of the redeemable convertible Series D-1 preferred stock, $9.8 million of the convertible promissory notes issued in 2018, plus accrued interest, were converted into shares of redeemable convertible Series D-1 preferred stock. In March 2019, $5.0 million of the convertible promissory notes issued in 2018 plus accrued interest were converted into shares of redeemable convertible Series D preferred stock.

In April and May 2020, Old Skillz received $65.0 million in cash proceeds from the issuance of redeemable convertible Series E preferred stock to private investors at a price per share of $43.11. The Series E Stock Purchase Agreement required the Old Skillz to issue and sell, and the Series E investors to purchase, additional shares of redeemable convertible Series E preferred stock subsequent to the initial closing (the “redeemable convertible Series E preferred stock forward contract liability”). The Company concluded that the redeemable convertible Series E preferred stock forward contract liability met the definition of a freestanding financial instrument, as it was legally detachable and separately exercisable from the initial closing of the redeemable convertible Series E preferred stock. The forward contract liability had an immaterial value at the issue date.

In September 2020, Old Skillz received $11.7 million in cash proceeds as settlement for the outstanding redeemable convertible Series E preferred stock forward contract liability and issuance of the underlying redeemable convertible Series E preferred stock to a private investor at a price per share of $43.11. During the year ended December 31, 2020, the Company recognized a non-cash charge of $21.7 million related to changes in the fair value of the redeemable convertible Series E preferred stock forward contract liability, which was included in Other income (expense), net in the consolidated statements of operations.

Immediately prior to the completion of the FEAC Business Combination on December 16, 2020, all outstanding shares of the Company’s redeemable convertible preferred stock converted into shares of common stock.

13. Stock Based Compensation

The following table summarizes stock-based compensation expense recognized for the years ended December 31, 2021, 2020 and 2019, as follows:

	2021	2020	2019
Research and development	$7,416	$6,110	$181
Sales and marketing	8,770	4,505	111
General and administrative	44,145	13,142	945
Total stock-based compensation expense	$60,331	$23,757	$1,237

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Equity Incentive Plans

2012, 2015, and 2017 Equity Incentive Plans

Prior to the FEAC Business Combination, the Company maintained a stock based compensation plan. Old Skillz’s 2012, 2015, and 2017 Equity Incentive Plans (the “Legacy Equity Incentive Plans”) provided for the grant of stock-based awards to purchase or directly issue shares of common stock to employees, directors and consultants. Options were granted at a price per share equal to the fair market value of the underlying common stock at the date of grant. Options granted to newly hired employees typically vest 25% on the first anniversary date of hire and ratably each quarter over the ensuing 36 month period. The maximum term for stock options granted under the Legacy Equity Incentive Plans may not exceed ten years from date of grant.

Each Old Skillz option from the Legacy Equity Incentive Plans that was outstanding immediately prior to the FEAC Business Combination, whether vested or unvested, was converted into an option to acquire a number of shares of Class A Common Stock (other than in the case of the Founder, who received options exercisable for Class B common stock of the Company) (each such option, an "Exchanged Option") equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Old Skillz common stock subject to such Old Skillz option immediately prior to the FEAC Business Combination and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Old Skillz option immediately prior to the consummation of the FEAC Business Combination, divided by (B) the Exchange Ratio. Except as specifically provided in the FEAC Business Combination Agreement, following the FEAC Business Combination, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Old Skillz option immediately prior to the consummation of the FEAC Business Combination. All stock option activity was retroactively restated to reflect the Exchanged Options.

Skillz Inc. 2020 Omnibus Incentive Plan

In December 2020, the Board of Directors of the Company adopted the Skillz Inc. 2020 Omnibus Incentive Plan (the “2020 Plan”). The 2020 Plan became effective upon consummation of the FEAC Business Combination and succeeds the Company’s legacy equity incentive plans. Under the 2020 Plan, the Company may grant stock-based awards to purchase or directly issue shares of common stock to employees, directors and consultants. Options are granted at a price per share equal to the fair market value of the underlying common stock at the date of grant. Options granted are exercisable over a maximum term of 10 years from the date of grant. Restricted stock units (“RSUs”) are also granted under the 2020 Plan. These awards typically have a cliff vesting period of one year and continue to vest quarterly thereafter. The 2020 Plan also permits the Company to grant stock-based awards with performance or market conditions. In connection with the closing of the FEAC Business Combination, the Company entered into certain option agreements that include vesting conditions contingent upon the attainment of volume weighted average price targets related to the Company’s Class A common stock on the NYSE.

The 2020 Plan permits the Company to deliver up to 47,841,859 shares of common stock pursuant to awards issued under the 2020 Plan, consisting of 15,000,000 shares which may be of Class A and/or Class B common stock, 24,669,278 shares of Class A common stock and 8,172,581 shares of Class B common stock. The total number of shares of Class A common stock and Class B common stock that will be reserved and that may be issued under the 2020 Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2021, by a number of shares equal to five percent 5% of the total number of shares of Class A common stock and Class B common stock, respectively, outstanding on the last day of the prior calendar year.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Stock Options and Restricted Stock Units

Stock option and RSU activity during the year ended December 31, 2021 is as follows (in thousands, except for share, per share, and contractual term data):

	Options Outstanding					Restricted Stock Units
	Number of Shares Available for Issuance Under the Plan	Number of Shares Outstanding Under the Plan	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Plan shares outstanding	Weighted-Average Grant Date Fair Value per share
Balance at December 31, 2020	35,500,603	38,404,493	$5.89	8.27	$542,074	341,256	$17.68
Options and restricted stock units granted	(8,494,636)	64,839	12.58			8,424,462	14.32
Options exercised and restricted stock units released	—	(5,850,228)	0.66			(117,933)	17.40
Options and restricted stock units canceled	5,939,704	(4,892,016)	1.17			(1,047,688)	23.37
Balance at December 31, 2021	32,945,671	27,727,088	$7.79	7.04	$113,110	7,600,097	$13.17

Exercisable at December 31, 2020		14,248,234	$0.18	6.45	$282,364
Exercisable at December 31, 2021		13,157,036	$0.15	5.17	$95,946
Unvested at December 31, 2020		24,156,259	$9.25	9.34	$259,710
Unvested at December 31, 2021		14,570,052	$14.69	8.72	$17,164

The number of unvested stock options as of December 31, 2021 and December 31, 2020 does not include 8.2 million and 13.3 million shares of restricted common stock, respectively, previously issued upon the early exercise of grants by certain executives.

The number of RSUs granted does not include 0.9 million performance based RSUs which the Company issued in 2021 and 2020, as the performance-based RSUs are not deemed granted for accounting purposes. The number of RSUs granted excludes 16.1 million of performance stock units granted in September 2021 to the Chief Executive Officer. Refer to the 2021 CEO Performance Award disclosure below for further details.

As of December 31, 2021, unrecognized stock-based compensation expense related to unvested stock options, restricted common stock, RSUs, performance-based RSUs and performance stock units was $245.7 million. The weighted-average period over which such compensation expense will be recognized is 3.41 years.

The aggregate intrinsic value of options exercised was $69.8 million, $89.9 million and $0.5 million during the years ended December 31, 2021, 2020 and 2019, respectively.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The assumptions used to estimate the fair value of stock options granted and the resulting fair values for the year ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Expected volatility	48.71%	45% – 50%	47.17% – 55.47%
Risk-free interest rate	0.02%	0.27% – 1.44%	1.57% – 2.64%
Expected term (in years)	0.25	4.14-6.25	5.00 – 6.86
Expected dividend yield	—	—	—
Weighted average estimated fair value of stock options granted during the year	$15.63	$5.06	$0.21

For the year ended December 31, 2021, the above assumptions were used to estimate the fair value of certain stock options previously granted to the CFO, that were modified as part of the transition and release agreement.

2021 CEO Performance Award

In September 2021, the Company granted the Company’s Chief Executive Officer (“CEO”), an award of up to 16.1 million performance stock units (the “CEO Performance Award”) under the Company’s 2020 Plan, pursuant to which the CEO may earn one share of the Company’s Class A Common Stock for each performance stock unit that vests based on the achievement of certain Market Capitalization Milestones (as defined in the award agreement for the CEO Performance Award, the “Award Agreement”).

The performance stock units are divided into four tranches, with each tranche corresponding to a Market Capitalization Milestone ranging from two to five times the Company’s market capitalization baseline. Each tranche will vest if and when the Company’s market capitalization equals or exceeds the corresponding Market Capitalization Milestone at any point during the seven-year performance period following the grant date (the “Performance Period”). For purposes of determining achievement of the Market Capitalization Milestones, the Company’s market capitalization is calculated based on the trailing 60-trading day volume weighted average price per share (“VWAP”) of the Company’s Class A common stock and the average number of outstanding shares during such period. At the end of the Performance Period, a tranche may vest pro-rata using straight-line interpolation. The Company’s market capitalization baseline is calculated using the trailing 30-trading day VWAP of the Company’s Class A common stock on the grant date and the average number of outstanding shares during such period.

In the event of the termination of the CEO’s service as Chief Executive Officer (or Chairman and Chief Product Officer) of the Company other than (i) by the Company for Cause (as defined in the Award Agreement) or (ii) by the CEO without Good Reason (as defined in the Award Agreement), any unvested tranche will remain outstanding until the earlier of nine months following such termination of service and the end of the Performance Period and will vest if and when the Market Capitalization Milestones are achieved. Any unvested performance stock units will be forfeited automatically upon any other termination of the CEO’s service as Chief Executive Officer (or Chairman and Chief Product Officer) of the Company.

If a Change in Control occurs during the Performance Period, any unvested tranche shall vest as of the effective time of such Change in Control to the extent that the Market Capitalization Milestones are achieved, using the higher of (1) the Company’s 60-trading day VWAP prior to the effective time of the Change in Control and (2) the price per share received by the Company’s stockholders in the Change in Control.

The $70.8 million grant date fair value of the CEO Performance Award was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition targets may not be satisfied. During the year ended December 31, 2021, the Company recognized $5.6 million in compensation expense related to this grant. As of December 31, 2021, the unrecognized stock-based compensation cost related to non-vested CEO Performance Award was $65.1 million. The Company expects this cost to be recognized over a remaining weighted-average period of approximately 3.89 years.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Employee Stock Purchase Plan

In June 2021, the Company commenced its first offering period under the Skillz, Inc. Employee Stock Purchase Plan (the employee Stock Purchase Plan), which assists employees in acquiring a stock ownership interest in the Company and encourages them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. The employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified offering periods. No employee may purchase more than $25 thousand worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The total Employee Stock Purchase plan expense for the year ended December 31, 2021 was immaterial.

Founders’ Option Agreements

In December 2020, in connection with the closing of the FEAC Business Combination, the Company entered into option agreements with each of the CEO and CRO (the “Option Agreements”) awarding options to purchase (i) 9,960,000 shares of New Skillz Class B common stock to the CEO and (ii) 2,040,000 shares of New Skillz Class A common stock to the CRO. The options will vest in three equal increments as follows (i) one-third (1/3) of the options shall vest and become exercisable as of the date, following the grant date, that the volume weighted average price on the NYSE over a ten (10) trading day period of underlying New Skillz Class A common stock (“VWAP”) equals or exceeds 3.0x the VWAP of the shares as of the Closing Date, (ii) one-third (1/3) of the options shall vest and become exercisable as of the date, following the grant date, that the VWAP of the shares equals or exceeds 4.0x the VWAP of the shares as of the Closing Date; and (iii) one-third (1/3) of the options shall vest and become exercisable as of the date, following the grant date, that the VWAP of the shares equals or exceeds 5.0x the VWAP of the shares as of the Closing Date. The $93.4 million grant date fair value of the Founders’ Options was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition targets may not be satisfied. The significant inputs to the valuation included the Company’s Class A stock price and the risk-free interest rate as of the grant date, as well as the estimated volatility of the Company’s Class A common stock. For the year ended December 31, 2021, the Company recognized $19.4 million in compensation expense related to these grants. As of December 31, 2021, the unrecognized stock-based compensation cost related to non-vested Founders’ Option Agreements was $73.2 million.

14. Income Taxes

The Company has historically generated net operating losses in each of the tax jurisdictions in which it operates and has provided a valuation allowance against net deferred tax assets due to uncertainties regarding the Company’s ability to realize these assets.

For financial reporting purposes, Loss before (benefits) provision for income taxes, includes the following components:

	Year Ended December 31,
	2021	2020	2019

Domestic	$(200,485)	$(145,395)	$(23,605)
Foreign	112	—	—
Total	$(200,373)	$(145,395)	$(23,605)

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

The provision for income taxes consists of the following:

	Year Ended December 31,
	2021	2020	2019
Current:
Federal	$—	$—	$—
State	214	115	—
Foreign	23	—	—
Total Current	237	115	—

Deferred:
Federal	(17,182)	—	—
State	(2,051)	—	—
Foreign	—	—	—
Total Deferred	(19,233)	—	—
Provision for income taxes	$(18,996)	$115	$—

A reconciliation of the Company’s effective tax rate to the statutory U.S. federal rate of 21% is as follows:

	Year Ended December 31,
	2021	2020	2019
U.S. Federal provision (benefit)
At statutory rate	$(42,125)	$(30,533)	$(5,956)
State taxes	(1,481)	90	—
Valuation allowance	38,456	26,245	6,320
Stock based compensation	(1,834)	(7,257)	(182)
Permanent differences related to fair value adjustments	(18,464)	8,573	—
Other permanent differences	6,452	2,997	(182)
Total	$(18,996)	$115	$—

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$105,317	$47,864
Stock-based compensation	2,682	2,492
Reserves and accruals	5,154	1,239
Lease liabilities	3,750	—
Other	632	291
Total deferred tax assets	$117,535	$51,886
Less: valuation allowance	(95,857)	(51,859)
Deferred tax assets, net of valuation allowance	$21,678	$27
Deferred tax liabilities:
Intangibles	(18,930)	—
Property and Equipment	(120)	(27)
Right of use assets	(3,471)	—
Total deferred tax liabilities	(22,521)	(27)
Net deferred tax assets	$(843)	$—

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. A full review of all positive and negative evidence needs to be considered. As of December 31, 2021 and 2020, the Company has provided a full valuation allowance on its net deferred tax assets. The change in total valuation allowance from 2020 to 2021 was an increase of $44.0 million.

The purchase accounting for the Aarki acquisition gave rise to a deferred tax liability during the year ended December 31, 2021; this resulted in a partial release of prior valuation allowance and a discrete benefit of $18.6 million was recorded.

The Company has net operating loss carryforwards for federal and state income tax purposes of approximately $442.3 million and $151.9 million, respectively, as of December 31, 2021. The federal and state net operating loss carryforwards, if not utilized, will expire beginning in 2033 and 2032, respectively. $406.3 million of the federal net operating loss carryforwards are not subject to expiration. Utilization of some of the federal and state net operating loss and credit carryforwards may be subject to annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization. The Company has performed a Section 382 study as of December 31, 2021 and does not expect any net operating losses to expire unused due to Section 382 limitations.

The Company files tax returns in the U.S., California, Massachusetts, and Oregon. The Company is not currently under examination in any of these jurisdictions and all its tax years remain open to examination due to net operating loss carryforwards. The Company does not have any material reserves for uncertain tax positions.

15. Related-Party Transactions

Aside from Executive grants discussed in Note 13, the Company did not have any other significant related party transactions in the years ended December 31, 2021, 2020, and 2019.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

16. Net Loss Per Share

Net loss per share calculations for all periods prior to the FEAC Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the FEAC Business Combination to effect the reverse recapitalization. Subsequent to the FEAC Business Combination, net loss per share was calculated based on the weighted average number of common stock then outstanding.

The Company computes net loss per share of the Class A common stock and Class B common stock using the two-class method required for participating securities. Basic and diluted loss per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights. The effect of potentially dilutive common shares is reflected in diluted loss per share by application of the treasury stock method. The following table sets forth the computation of basic and diluted loss per Class A common stock and Class B common stock (in thousands, except for share and per share data):

	Year Ended December 31,
	2021	2020	2019
Numerator:
Net loss – basic	$(181,377)	$(145,510)	$(23,605)
Denominator:
Weighted average common shares outstanding – basic	384,625,249	294,549,146	261,228,108
Net loss per share attributable to common stockholders – basic	$(0.47)	$(0.49)	$(0.09)

Numerator:
Net loss – basic	$(181,377)	$(145,510)	$(23,605)
Decrease in fair value of public and private common stock warrant liabilities	(87,922)	—	—
Net loss – diluted	(269,299)	(145,510)	(23,605)
Denominator:
Weighted average common shares outstanding – basic	384,625,249	294,549,146	261,228,108
Incremental common shares from assumed exercise of public and private common stock warrants	3,924,424	—	—
Weighted average common shares outstanding – diluted	388,549,673	294,549,146	261,228,108
Net loss per share attributable to common stockholders – diluted	$(0.69)	$(0.49)	$(0.09)

The following outstanding common stock equivalents were considered antidilutive, and therefore, excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented (share numbers are not in thousands):

	December 31,
Number of Securities Outstanding	2021	2020	2019
Common and preferred stock warrants	—	22,314,778	3,635,180
Common stock options	35,895,960	51,735,883	37,206,199
Performance stock units	16,146,630	—	—
Restricted stock units	7,600,097	341,256	—
Earnout shares	—	10,000,000	—
Total	59,642,687	84,391,917	40,841,379

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

17. Geographical Information

No sales to a country other than the United States accounted for more than 10% of revenue for fiscal years 2021, 2020, or 2019. Revenue, classified by the major geographic areas where the end users were located when they entered paid competitions, was as follows:

	Year Ended December 31,
	2021	2020	2019
United States	$320,111	$202,887	$111,066
Other countries	63,978	27,228	8,806
Total	$384,089	$230,115	$119,872

Property and equipment, net and operating lease right-of-use assets by geography is as follows:

	Year Ended December 31,
	2021	2020
United States	$20,997	$5,292
Other countries	3,502	—
Total	$24,499	$5,292

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Evaluation of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of December 31, 2021, the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were not effective as a result of material weaknesses in our internal control over financial reporting as described below.

In light of the material weaknesses in our internal control over financial reporting, we performed additional procedures to ensure that our consolidated financial statements included in Form 10-K were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Following such additional procedures, our management, including our principal executive officer and principal financial officer, has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in this Form 10-K, in conformity with GAAP.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financing reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions or dispositions of our assets.

•	Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, due to the material weaknesses described below, management concluded that the system of internal control over financial reporting was not effective as of December 31, 2021.

Our assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 did not include the internal controls of Aarki, which we acquired on July 16, 2021, as permitted by Securities and Exchange Commission guidelines that allow companies to exclude certain acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition. The total assets and total revenues of Aarki represented approximately 3% of Skillz's consolidated assets as of December 31, 2021, and approximately 3% of its consolidated revenues for the year ended December 31, 2021.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our management concluded that material weaknesses existed as of December 31, 2021 with respect to the following:

•	Information technology general controls (ITGCs) in the areas of access and program change over information technology (IT) systems that support the Company’s financial reporting processes were not designed and operating effectively. Specifically, the Company did not maintain sufficient: user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; program change management controls to ensure that IT program and data changes affecting financial information technology applications and underlying records are identified, tested, authorized, and implemented appropriately. As a result, the Company’s related IT dependent manual and application controls that rely upon the affected ITGCs, or information coming from IT systems with affected ITGCs were also deemed ineffective.

•	Controls designed to properly evaluate certain accounting processes, including where management review is involved, did not operate effectively due to lack of sufficient documentation or evidence retained to demonstrate management’s review.

Remediation of Material Weaknesses

We have begun the process of, and we are focused on, designing and implementing effective internal control measures to improve our internal control over financial reporting and remediate the material weaknesses. Our efforts include a number of actions:

•	ITGC: We are designing and implementing improved processes and controls for requesting, authorizing, and reviewing user access to key information systems which impact our financial reporting. This will include the addition of new control activities associated with user access provisioning within our key applications, as well as certain controls which review user access and activity logs. Additionally, we are redesigning our permissions associated with role-based access to our general ledger as well as designing and implementing compensating controls. We also are designing and implementing improved processes and controls over program changes within our key information systems which impact our financial reporting.

•	Management Review Controls: We recently appointed a Chief Accounting Officer as well as hired additional qualified staff to further enhance our technical competency within the accounting department. In addition, we are reinforcing management review control training for our accounting department to strengthen documentation and retention of evidence to be commensurate with risks associated with accounting processes involving complexity, subjectivity, and estimation uncertainties for specific transactions.

To address the previously reported material weakness related to the accounting for warrants issued by SPAC described in Part II, Item 9A of our 2020 Form 10-K/A, we studied and clarified our understanding of the accounting for contracts that may be settled in the Company’s own stock, such as warrants, as equity of the entity or as an asset or liability as highlighted in the SEC Staff Statement, and implemented additional review procedures and enhanced our accounting policy related to the accounting for such contracts to determine proper accounting in accordance with GAAP as clarified by the SEC Staff Statement. Based on actions taken, as well as the evaluation of the design and operating effectiveness of these new controls, management believes that the material weakness has been remediated as of December 31, 2021.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we believe that these remediation actions, when fully implemented, will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. We are committed to the continuous improvement of our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies, or we may modify, or in appropriate circumstances not complete, certain of the remediation work described above.

Attestation of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

Other than the significant changes noted above associated with the material weaknesses and corresponding remediation procedures as described above, there was no change in our internal control over financial reporting identified in management’ evaluation pursuant to Rules 13a-15(d) or 15b-15(d) of the Exchange Act during the fourth quarter of 2021 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

Refer to the information under the captions “Election of Directors (Proposal No. 1)” “Directors and Management,” “Corporate Governance - Controlled Company Exemption,” “Corporate Governance - Other Board Information; Committees of the Board,” “Corporate Governance - Other Board Information; Code of Ethics and Conduct,” “Corporate Governance - Other Board Information; Compensation Committee Interlocks and Insider Participation” and “Corporate Governance - Delinquent Section 16(a) Reports” that will be included in the Company’s definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2021.

PART III

Item 11. Executive Compensation.

Refer to the information under the captions “Executive Compensation - Introduction” “Executive Compensation - Summary Compensation Table,” “Executive Compensation - Outstanding Equity Awards at 2021 Fiscal Year-End; “Corporate Governance - Director Compensation” and “Corporate Governance - Director Compensation Program” that will be included in the Company’s definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2021.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Refer to the information under the captions “Corporate Governance - Security Ownership of Certain Beneficial Owners, Directors and Management” and “Executive Compensation - Outstanding Equity Awards at 2021 Fiscal Year-End” that will be included in the Company’s definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2021.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Refer to the information under the captions “Certain Relationships and Related Transactions” and “Corporate Governance - Independence of Directors” that will be included in the Company’s definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2021.

Item 14. Principal Accountant Fees and Services.

Refer to the information under the caption “Fees of Independent Accountants” that will be included in the Company’s definitive Proxy Statement to be filed with the SEC within 120 days of December 31, 2021.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) We have filed the following documents as part of this Annual Report on Form 10-K:

1. Financial Statements

Our consolidated financial statements are listed in the “Index to Consolidated Financial Statements and Schedule” under Part II, Item 8 of this Annual Report on Form 10-K.

2. Exhibits

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date
2.1	Merger Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., FEAC Merger Sub Inc., Skillz Inc., and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc.	8-K(1)	2.1	9/2/20
2.2	Agreement and Plan of Merger, dated as of June 1, 2021, by and among Skillz Inc., Spades Merger Sub I, Spades Merger Sub II, Aarki Inc. and Shareholder Representative Services	8-K	2.1	6/2/21
3.1	Amended and Restated Certificate of Incorporation of Skillz Inc.	8-K	3.1	12/21/20
3.2	Amended and Restated Bylaws of Skillz Inc.	8-K	3.2	12/21/20
4.1	Form of Specimen Class A Common Stock Certificate of Skillz Inc.	8-K	4.1	12/21/20
4.2	Warrant Agreement, dated March 5, 2020, by and between Flying Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent	8-K(1)	4.1	3/10/20
4.3**	Description of Skillz Inc.’s Securities	10-K	4.3	3/01/22
4.4	Indenture, dated as of December 20, 2021, among Skillz Inc., each of the guarantors party thereto and UMB Bank, N.A., as Trustee	8-K	4.1	12/20/21
4.5	Form of 10.250% Note due 2026 (included as Exhibit A to Exhibit 4.4)	8-K	4.2	12/20/21
10.1+	Skillz Inc. 2020 Omnibus Incentive Plan	S-4(1)	Annex F	9/8/20
10.2+	Skillz Inc. 2020 Employee Stock Purchase Plan	S-4(1)	Annex G	9/8/20
10.3+	Form of Indemnification Agreement	8-K	10.1	2/26/21
10.4	Support Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp. and certain Supporting Stockholders of Skillz Inc.	8-K(1)	10.3	9/2/20
10.5	Eighth Amended and Restated Investors’ Rights Agreement, dated September 1, 2020, by and among Flying Eagle Acquisition Corp., Skillz Inc. and certain of its stockholders	8-K(1)	10.2	9/2/20
10.6†	Earnout Escrow Agreement, dated December 16, 2020 by and among Skillz Inc., Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc., Eagle Equity Partners II LLC and Continental Stock Transfer & Trust Company	8-K	10.6	12/21/20
10.7	Director Nomination Agreement, dated December 16, 2020, by and between Skillz Inc. and Eagle Equity Partner II, LLC	8-K	10.7	12/21/20
10.8	Note Cancellation Agreement dated as of December 16, 2020 by and between Skillz Inc. and Andrew Paradise	8-K	10.8	12/21/20
10.9	Note Cancellation Agreement dated as of December 16, 2020 by and between Skillz Inc. and Casey Chafkin	8-K	10.9	12/21/20
10.10†*	Amendment to Skillz Online Developer Terms and Conditions of Service, dated January 15, 2020, by and between Skillz Inc and Tether Studios, Inc.	S-4(1)	10.9	11/2/20
10.11+	Form of Option Agreement	8-K	10.11	12/21/20

10.12+	Skillz Inc. Executive Severance and Change in Control Plan	8-K	10.12	12/21/20
10.13+	Form of Severance Plan Participation Agreement	8-K	10.13	12/21/20
10.14	Investor Rights Agreement dated September 1, 2020 by and among Flying Eagle Acquisition Corp., Skillz Inc., and the stockholders named therein	8-K	10.14	12/21/20
10.15**	Offer Letter, signed by Skillz Inc. and Vatsal Bhardwaj, dated as of October 7, 2021	8-K		3/01/22
10.16**	Offer Letter, signed by Skillz Inc. and Doris Fritz-Bianchi, dated as of October 27, 2021			3/01/22
10.17	Form of Non-Competition and Non-Solicitation Agreement, dated as of June 1, 2021, by and between Skillz Inc. and Certain Stockholders of Aarki, Inc.	8-K	99.4	6/2/21
21.1**	List of Subsidiaries	10-K	21.1	3/01/22
23.1**	Consent of Independent Registered Public Accounting Firm
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS***	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH***	Inline XBRL Taxonomy Extension Schema Document
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	Inline XBRL Definition Linkbase Document
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1) Filed by Flying Eagle Acquisition Corp.

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

**Filed herewith.

***Submitted electronically with the report.

+ Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLZ INC.

By:	/s/ Andrew Paradise
Name:	Andrew Paradise
Title:	Chief Executive Officer and Chairman
Date:	March 1, 2022

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Andrew Paradise and Ian Lee, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in- fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andrew Paradise	Chief Executive Officer and Chairman (Principal Executive Officer)	March 1, 2022
Andrew Paradise

/s/ Ian Lee	Chief Financial Officer (Principal Financial Officer)	March 1, 2022
Ian Lee

/s/ Stanley Mbugua	Chief Accounting Officer (Principal Accounting Officer)	March 1, 2022
Stanley Mbugua

/s/ Casey Chafkin	Chief Revenue Officer and Director	March 1, 2022
Casey Chafkin

/s/ Jerry Bruckheimer	Director	March 1, 2022
Jerry Bruckheimer

/s/ Christopher Gaffney	Director	March 1, 2022
Christopher Gaffney

/s/ Vandana Mehta-Krantz	Director	March 1, 2022
Vandana Mehta-Krantz

/s/ Harry E. Sloan	Director	March 1, 2022
Harry E. Sloan

/s/ Kent Wakeford	Director	March 1, 2022
Kent Wakeford